Form 10-K, Exhibit 13
period 1996-09-30
SYNOPSYS INC
filed 1996-12-20
CIK 883241

                                                                 EXHIBIT 13.1

Selected Five-Year Financial Data



(IN THOUSANDS,
EXCEPT PER SHARE AND EMPLOYEE DATA)                              YEAR ENDED SEPTEMBER 30,
                                                 1992         1993        1994        1995       1996
-----------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA: (A)
Revenue:

       Product                               $ 71,504     $104,777    $136,475    $180,873   $232,683
       Service                                 20,185       37,926      62,725      84,627    120,817
                                              -------------------------------------------------------
           Total revenue                       91,689      142,703     199,200     265,500    353,500
                                              -------------------------------------------------------
 Cost of revenue:

       Product                                 12,257       13,617      14,374      15,570     16,510
       Service                                  6,364        9,687      13,398      15,039     22,383
                                              -------------------------------------------------------
           Total cost of revenue               18,621       23,304      27,772      30,609     38,893
                                              -------------------------------------------------------
 Gross margin                                  73,068      119,399     171,428     234,891    314,607

 Operating expenses:

       Research and development                15,113       25,382      41,301      58,673     84,248
       Sales and marketing                     38,566       58,975      78,181     101,980    134,086
       General and administrative              10,080       12,549      17,046      22,238     27,673
       Merger-related costs                     1,374           --       7,400          --         --
       In-process research and development         --           --       5,900       9,200     39,700
                                              -------------------------------------------------------
           Total operating expenses            65,133       96,906     149,828     192,091    285,707
                                              -------------------------------------------------------
Operating income                                7,935       22,493      21,600      42,800     28,900
Other income, net                                 781          956       2,054       4,908      6,950
                                              -------------------------------------------------------
Income before income taxes                      8,716       23,449      23,654      47,708     35,850
Income tax provision                            4,118        8,448       9,449      17,408     12,150
                                              -------------------------------------------------------
Net income                                   $  4,598     $ 15,001    $ 14,205    $ 30,300   $ 23,700
                                              -------------------------------------------------------
Earnings per share (B)                       $    .13     $    .41    $    .36    $    .75   $    .57
                                              -------------------------------------------------------
Weighted average common shares

     and equivalents where dilutive (B)        34,508       36,854      39,038      40,416     41,553
                                              -------------------------------------------------------

BALANCE SHEET DATA: (A)

Cash and short-term investments              $ 49,814     $ 95,013    $141,213    $209,984   $236,567
Working capital                                41,260       64,098      94,756     147,259    157,377
Total assets                                  101,536      144,389     211,949     297,571    408,967
Long-term obligations                             778           --          --          --     15,970
Total stockholders' equity                     63,061       89,364     123,728     182,302    232,747

OTHER DATA:

Permanent employees                               621          812       1,060       1,388      1,716


(A) SEE NOTE 3 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS REGARDING THE COMPANY'S MERGERS WITH LOGIC MODELING CORPORATION AND SILICON ARCHITECTS.

(B) SHARE AND PER SHARE AMOUNTS HAVE BEEN RESTATED FOR ALL PERIODS PRESENTED TO REFLECT THE TWO-FOR-ONE STOCK SPLIT EFFECTIVE SEPTEMBER 8, 1995.

Selected Unaudited Quarterly Financial Data (A)

                                            YEAR ENDED SEPTEMBER 30, 1995       YEAR ENDED SEPTEMBER 30, 1996
(IN THOUSANDS, EXCEPT PER SHARE DATA)         Q1      Q2       Q3       Q4         Q1        Q2        Q3        Q4
Revenue:
   Product                                $40,009  $43,707 $47,088   $50,069    $53,749   $56,980   $58,612   $63,342
   Service                                 19,891   20,293  21,012    23,431     25,251    28,020    32,388    35,158
                                          ---------------------------------------------------------------------------
     Total revenue                         59,900   64,000  68,100    73,500     79,000    85,000    91,000    98,500
                                          ---------------------------------------------------------------------------
Cost of revenue:
   Product                                  3,190    5,190   3,364     3,826      3,593     3,930     4,302     4,685
   Service                                  3,408    3,081   3,994     4,556      4,741     5,263     6,240     6,139
                                          ---------------------------------------------------------------------------
     Total cost of revenue                  6,598    8,271   7,358     8,382      8,334     9,193    10,542    10,824
                                          ---------------------------------------------------------------------------
Gross margin                               53,302   55,729  60,742    65,118     70,666    75,807    80,458    87,676
Operating expenses:

   Research and development                13,232   13,505  15,261    16,675     18,202    20,441    21,921    23,684
   Sales and marketing                     23,447   24,632  26,202    27,699     30,323    32,599    34,032    37,132
   General and administrative               4,923    5,492   5,779     6,044      6,341     6,467     7,005     7,860
   In-process research and development         --        --  9,200        --         --    39,700        --        --
                                          ---------------------------------------------------------------------------
     Total operating expenses              41,602   43,629  56,442    50,418     54,866    99,207    62,958    68,676
                                          ---------------------------------------------------------------------------
Operating income (loss)                    11,700   12,100   4,300    14,700     15,800   (23,400)   17,500    19,000
Other income, net                             639    1,169   1,500     1,600      1,850     1,700     1,700     1,700
                                          ---------------------------------------------------------------------------
Income (loss) before income taxes          12,339   13,269   5,800    16,300     17,650   (21,700)   19,200    20,700
Income tax provision (benefit)              4,533    4,951   2,088     5,836      6,000    (7,400)    6,528     7,022
                                          ---------------------------------------------------------------------------
Net income (loss)                         $ 7,806  $ 8,318 $ 3,712  $ 10,464   $ 11,650  $(14,300)  $12,672   $13,678
Earnings (loss) per share (B)             $  0.20  $  0.21 $  0.09  $   0.25   $   0.28  $  (0.36)  $  0.30   $  0.32
                                          ---------------------------------------------------------------------------
Weighted average common shares
   and equivalents where dilutive (B)      39,554   40,050  40,760    41,299     41,632    39,494    42,556    42,530
                                          ---------------------------------------------------------------------------
Market price range (B)
   High                                    $24.25   $27.38  $31.38    $34.50     $38.50    $37.75    $46.75    $50.50
   Low                                     $19.75   $21.38  $23.50    $28.13     $23.00    $27.50    $29.75    $30.75

AS A PERCENTAGE OF TOTAL REVENUE

Revenue:
   Product                                    67%      68%      69%       68%        68%       67%       64%       64%
   Service                                    33       32       31        32         32        33        36        36
                                           ---------------------------------------------------------------------------
     Total revenue                           100      100      100       100        100       100       100       100

Cost of revenue:
   Product                                     5        8        5         5          5         5         5         5
   Service                                     6        5        6         6          6         6         7         6
                                           ---------------------------------------------------------------------------
     Total cost of revenue                    11       13       11        11         11        11        12        11
                                           ---------------------------------------------------------------------------
Gross margin                                  89       87       89        89         89        89        88        89
Operating expenses:

   Research and development                   22       21       22        23         23        24        24        24
   Sales and marketing                        39       38       38        38         38        38        37        38
   General and administrative                  8        9        9         8          8         8         8         8
   In-process research and development        --       --       14        --         --        47        --         --
                                           ---------------------------------------------------------------------------
     Total operating expenses                 69       68       83        69         69       117        69        70
                                           ---------------------------------------------------------------------------
Operating income (loss)                       20       19        6        20         20       (28)       19        19
Other income, net                              1        2        2         2          2         2         2         2
                                           ---------------------------------------------------------------------------
Income (loss) before income taxes             21       21        8        22         22       (26)       21        21
Income tax provision (benefit)                 8        8        3         8          7        (9)        7         7
                                           ---------------------------------------------------------------------------
Net income (loss)                             13%      13%       5%       14%        15%      (17)%      14%       14%





(A) SEE NOTE 3 OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS REGARDING THE COMPANY'S MERGER WITH SILICON ARCHITECTS.

(B) THE COMPANY'S COMMON STOCK IS TRADED IN THE OVER-THE-COUNTER MARKET ON THE NASDAQ NATIONAL MARKET SYSTEM UNDER THE SYMBOL "SNPS." AT OCTOBER 31, 1996, THERE WERE APPROXIMATELY 277 OWNERS OF RECORD OF THE COMPANY'S COMMON STOCK. THE COMPANY HAS NOT PAID CASH DIVIDENDS AND DOES NOT ANTICIPATE PAYING CASH DIVIDENDS IN THE FORESEEABLE FUTURE. SHARE AND PER SHARE AMOUNTS HAVE BEEN RESTATED FOR ALL PERIODS PRESENTED TO REFLECT THE TWO-FOR-ONE STOCK SPLIT EFFECTIVE SEPTEMBER 8, 1995.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth operating results as a percentage of total revenue for fiscal 1994, 1995, and 1996 and the percentage change of such results compared to the prior year.

                                                    PERCENTAGE OF TOTAL REVENUE                PERCENTAGE CHANGE
                                                    1994        1995       1996              1994-1995   1995-1996
Revenue:
   Product                                            69%         68%         66%                33%        29%
   Service                                            31          32          34                 35         43
                                                     ---------------------------
      Total revenue                                  100         100         100                 33         33
                                                     ---------------------------
Cost of revenue:
   Product                                             7           6           5                  8          6
   Service                                             7           6           6                 12         49
                                                     ---------------------------
      Total cost of revenue                           14          12          11                 10         27
                                                     ---------------------------

Gross margin                                          86          88          89                 37         34
Operating expenses:

   Research and development                           21          22          24                 42         44
   Sales and marketing                                39          38          38                 30         31
   General and administrative                          8           8           8                 30         24
   Merger-related costs                                4          --          --               (100)        --
   In-process research and development                 3           4          11                 56        332
                                                     ---------------------------
      Total operating expenses                        75          72          81                 28         49
                                                     ---------------------------
Operating income                                      11          16           8                 98        (32)
Other income, net                                      1           2           2                139         42
                                                     ---------------------------
Income before income taxes                            12          18          10                102        (25)
Income tax provision                                   5           7           3                 84        (30)
                                                     ---------------------------
   Net income                                          7%         11%          7%               113%       (22)%


Except for the historical information presented, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Factors That May Affect Future Results."

Corporate agreements, relationships, and acquisitions of complementary businesses are part of the Company's overall business strategy. Technical relationships and acquisitions accommodate the Company's focused strategic requirements by filling gaps in existing products or technologies and providing the Company with an avenue into new lines of business. The Company will continue to evaluate potential alliances which could result in additional business combinations and corporate relationships in the future. There can be no assurance that the Company will be successful in these efforts.

CORPORATE AGREEMENTS AND RELATIONSHIPS

On February 1, 1996, the Company and International Business Machines Corporation
(IBM) entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the Agreement). Pursuant to the Agreement, the Company acquired certain in-process research and development technology and a non-exclusive license to sublicense and to use certain existing IBM electronic design automation (EDA) technology and the underlying intellectual property, and licensed certain of its EDA-related intellectual property to IBM. In addition, the Company and IBM are jointly developing new EDA products in the areas of synthesis, test methodology, design planning, and static timing sign-off. The Company will have sole ownership of synthesis products and the exclusive right to market test, design planning, and static timing products (subject to certain rights of IBM upon termination of the Agreement). In accordance with the Agreement, the Company paid IBM $11.0 million in cash and issued $30.0 million in notes, which bear interest at three percent, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in 2006. The notes were recorded at fair value of $28.5 million, using a discount rate commensurate with the risks involved. The Company will also pay royalties on revenues from the sale of new products developed pursuant to the Agreement. As a result of the transaction, the Company incurred an in-process research and development charge of $39.7 million in the second quarter of fiscal 1996.

On May 7, 1996, the Company and Cooper and Chyan Technology, Inc. (CCT), a developer of routing technology for printed circuit boards and integrated circuits, entered into a strategic relationship. As part of this strategic relationship, the Company purchased 1.2 million shares, approximately 9.9 percent of the outstanding shares of CCT, for $14.50 per share. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investment has been classified as "available for sale," and an unrealized gain of $8.3 million, net of taxes, was recorded as a separate component of stockholders' equity during fiscal year 1996. CCT and Cadence Design Systems, Inc. recently announced that they had reached an agreement to merge. The Company is evaluating the effect of such a merger on its relationship with CCT.

MERGERS AND ACQUISITIONS

On February 16, 1994, the Company issued approximately 5.2 million shares of its common stock in exchange for all the outstanding shares of capital stock, vested stock options, and warrants of Logic Modeling Corporation (LMC), a developer of simulation models and modeling technologies for the verification of electronic designs. The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods.

On May 31, 1994, the Company acquired all the outstanding stock of Cadis GmbH (Cadis) for approximately $3.6 million in cash and notes. Cadis was a software developer specializing in digital signal processing design. On September 30, 1994, the Company acquired all the outstanding stock of Arcad SA (Arcad) for approximately $1.5 million in cash and notes. Arcad was a software developer of VHDL models specializing in telecommunications standards. These acquisitions were accounted for by the purchase method of accounting, and the results of operations of Cadis and Arcad are included in the Company's consolidated results of operations since the dates of the acquisitions. The purchase price, acquisition costs, and net liabilities assumed total $7.3 million, of which $5.9 million was allocated to in-process research and development expense.

On May 10, 1995, the Company issued approximately 1.4 million shares of its common stock in exchange for all the outstanding shares of capital stock and warrants of Silicon Architects, a developer of design technology for complex application specific integrated circuits (ASICs) and application specific standard products (ASSPs). Additionally, options to acquire shares of Silicon Architects' common stock were exchanged for options to acquire approximately 148,000 shares of the Company's common stock. The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods.

On June 28, 1995, the Company acquired all the outstanding securities of ARKOS Design, Inc. (ARKOS) for approximately $9.3 million in cash and notes. The notes had a balance of $3.1 million at September 30, 1996, mature at various dates through 2005, contain certain provisions that could accelerate maturity, and are included in current liabilities. The Company recently introduced a product based on ARKOS technology that supports high-speed validation of integrated circuits
(ICs). The acquisition was accounted for by the purchase method of accounting, and the results of operations of ARKOS are included in the Company's consolidated results since the date of the acquisition. The purchase price, acquisition costs, and net liabilities assumed total $9.7 million, of which $9.2 million was allocated to in-process research and development expense.

REVENUE

The Company's revenue increased by 33% from $199.2 million in fiscal 1994 to $265.5 million in fiscal 1995 and by 33% from fiscal 1995 to $353.5 million in fiscal 1996. The percentage of the Company's total revenue attributable to software and systems products decreased from 69% in fiscal 1994 to 68% in fiscal 1995 and to 66% in fiscal 1996, primarily due to an increase in the Company's base of installed software and the associated increase in maintenance and support, customer training, and consulting revenue. To date, price increases have not been a material factor in the Company's revenue growth.

Product revenue increased by 33% from $136.5 million in fiscal 1994 to $180.9 million in fiscal 1995 and by 29% from fiscal 1995 to $232.7 million in fiscal 1996. These increases were primarily due to increased worldwide licensing and sales of the Company's software and systems products.

Service revenue increased by 35% from $62.7 million in fiscal 1994 to $84.6 million in fiscal 1995 and by 43% from fiscal 1995 to $120.8 million in fiscal 1996. These increases were primarily attributable to continued growth of the installed customer base and the renewal of maintenance and support contracts.

Revenue from international operations was $94.5 million, $138.0 million, and $173.2 million or 48%, 52%, and 49% of total revenue in fiscal 1994, 1995, and 1996, respectively. The 1996 decrease in international revenue as a percentage of total revenue was primarily due to decreased revenue in Japan as a percentage of total revenue, which was attributable to a decline in the value of the yen versus the dollar.

Revenue consists of fees for licenses and subscriptions of the Company's software products, sales of systems products, maintenance and support, customer training, and consulting. License revenue is recognized upon shipment of products and fulfillment of significant acceptance terms, if any. When the Company receives advance payment for software products, such payments are recorded as advances and recognized as revenue when products are actually shipped. The Company has fulfilled certain orders by shipping the product and providing a temporary access key for software usage. Revenue is deferred until the Company provides a production key and collectability is reasonably assured. Revenue from systems products is recognized upon shipment of products and fulfillment of significant acceptance terms, if any. Revenue from subscriptions is deferred and recognized ratably over the term that subscription services are provided, generally twelve months. Maintenance and support revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Revenue from customer training and consulting is recognized as the service is performed.

COST OF REVENUE

Cost of product revenue includes cost of production personnel, product packaging, documentation, amortization of capitalized software development costs, and costs of the Company's systems products. The cost of internally developed capitalized software is amortized based on the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Cost of product revenue was 7%, 6%, and 5% of total revenue in fiscal 1994, 1995, and 1996, respectively. Cost of service revenue includes personnel and the related costs associated with providing such service. Although service revenue increased as a percentage of total revenue in each fiscal year presented, cost of service revenue as a percentage of total revenue was 7% of total revenue in fiscal 1994 and declined to 6% of total revenue in fiscal 1995 and 1996. Cost of product revenue and cost of service revenue as a percentage of total revenue both decreased because personnel and related costs increased at a slower rate than revenue.

RESEARCH AND DEVELOPMENT

The Company believes that significant investment for product research and development is essential to product and technical leadership. Research and development expenses increased by 42% from $41.3 million in fiscal 1994 to $58.7 million in fiscal 1995 and by 44% from fiscal 1995 to $84.2 million in fiscal 1996, net of capitalized software development costs. These increases were primarily attributable to increases in personnel and personnel-related costs associated with the development of new products and enhancement of existing products. In addition, during fiscal 1996, the Company incurred hardware prototype expenses associated with the development of the ARKOS emulation product. Research and development expenses represented 21%, 22%, and 24% of total revenue in fiscal 1994, 1995, and 1996, respectively, representing the Company's ongoing commitment to invest substantial resources in research and development. The Company expects continued growth in research and development expenses, provided that the Company is able to continue to hire a sufficient number of qualified personnel. The Company expects that for fiscal 1997, research and development expenses as a percentage of total revenue will remain approximately at the fiscal 1996 level.

The Company capitalizes software development costs after technological feasibility of the product has been established in accordance with SFAS No. 86. The Company capitalized software development costs of $1.5 million in fiscal 1994 and $1.0 million in fiscal years 1995 and 1996, which represented approximately 4%, 2%, and 1% of total research and development expenses, in fiscal 1994, 1995, and 1996, respectively. See Note 1 of Notes to Consolidated Financial Statements.

SALES AND MARKETING

Sales and marketing expenses increased by 30% from $78.2 million in fiscal 1994 to $102.0 million in fiscal 1995 and by 31% from fiscal 1995 to $134.1 million in fiscal 1996. Sales and marketing expenses represented 39% of total revenue in 1994 and 38% of total revenue in both fiscal years 1995 and 1996. Total expenses increased in each fiscal year due to the expansion of the Company's worldwide sales and marketing organizations, higher incentive compensation associated with increased revenue, and participation in domestic and international conferences and trade shows. The Company expects that for fiscal 1997, sales and marketing expenses as a percentage of total revenue will be at or slightly lower than the fiscal 1996 level.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased by 30% from $17.0 million in fiscal 1994 to $22.2 million in fiscal 1995 and by 24% from fiscal 1995 to $27.7 million in fiscal 1996. General and administrative expenses represented 8% of total revenue in each of the three years presented. Expenses increased primarily due to an increase in personnel and the investment associated with the implementation of an enterprise-wide database and management information system, based principally on software from SAP AG. The Company expects that for fiscal 1997, general and administrative expenses as a percentage of total revenue will be at or slightly lower than the fiscal 1996 level.

MERGER-RELATED COSTS

In fiscal 1994, in connection with the LMC merger, the Company recorded related costs of approximately $7.4 million, primarily for transaction costs and elimination of duplicate facilities and equipment. These estimated costs were reduced by $900,000 in fiscal 1995.

In fiscal 1995, in connection with the Silicon Architects merger, the Company recorded related costs of approximately $900,000. These nonrecurring costs primarily consisted of contract cancellation charges, transaction fees, and the elimination of duplicate facilities and equipment.

OTHER INCOME

Other income consists of interest income, interest expense, and miscellaneous income and expense items. Other income was $2.1 million, $4.9 million, and $7.0 million in fiscal 1994, 1995, and 1996, respectively. Other income increased in each fiscal year primarily as a result of earnings on higher cash and short-term investment balances. In fiscal 1996, interest expense increased due primarily to the notes associated with the IBM Agreement.

INCOME TAX PROVISION

The provision for income taxes was $9.4 million, $17.4 million, and $12.2 million in fiscal 1994, 1995, and 1996, respectively. The provision for income taxes as a percentage of pretax income was 40%, 36%, and 34% in fiscal 1994, 1995, and 1996, respectively. The tax rate in fiscal 1994 was higher than the rates in fiscal 1995 and 1996 primarily due to items related to mergers and acquisitions.

NET INCOME

The Company reported net income of $14.2 million, $30.3 million, and $23.7 million, or 7%, 11%, and 7% of total revenue in fiscal 1994, 1995, and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 1996, Synopsys had $236.6 million of cash and short-term investments available to finance future growth. In fiscal 1996, cash and short-term investments increased by $26.6 million primarily attributable to cash flows from operations of $88.3 million, and proceeds from the sale of common stock of $28.0 million. These positive cash flows were partially off-set by capital expenditures of $39.2 million, the investment in Cooper and Chyan Technology of $17.5 million, cash paid in relation to the IBM Agreement of $11.5 million, and the repurchase of common stock of $14.8 million.

In May 1996, the Company announced that its Board of Directors had authorized the repurchase of up to 2.0 million shares of its outstanding common stock in the open market over the next 24 months. During fiscal 1996, the Company purchased 361,494 shares at an average price of approximately $41.00 per share. The repurchased shares are available for use under the Company's employee stock plans and for other corporate purposes. All shares repurchased during fiscal 1996 were reissued by the end of the year.

The Company also had available three foreign exchange lines of credit totaling $169.0 million to facilitate foreign currency transactions. The Company enters into forward exchange contracts to hedge foreign currency denominated intercompany balances. Gains and losses on contracts to hedge foreign currency commitments are recognized during the periods in which the related instruments are outstanding. At September 30, 1996, the Company had outstanding forward contracts in yen and European currencies totaling approximately $4.1 million. The forward exchange contracts are valued at prevailing market rates.

The Company believes that its current cash balances, anticipated cash flows from operations and the existing credit facilities will be sufficient to fund the Company's cash needs for at least the next twelve months.

FACTORS THAT MAY AFFECT FUTURE RESULTS

When used in the following discussion, the words "projects," "expects," and similar expressions are intended to identify forward-looking statements. Such statements, and the Company's results, are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected or estimated.

The EDA industry is highly competitive. The Company's products compete with similar products from other vendors and compete with other EDA products and services for a share of the EDA budgets of their customers. Historically, much of the Company's growth has been attributable to the strength of its synthesis products, a market segment in which the Company is currently the leading supplier. Opportunities for growth in market share in this segment are limited.

The EDA industry as a whole is experiencing rapid change. Technology advances and market requirements are fueling a change in the nature of competition among EDA vendors. Advances in semiconductor technology are expected to create a need for tighter integration between logic design and physical design, and companies will increasingly compete over "design flows" involving a broad range of products and services rather than individual design tools.

No single EDA company currently offers its customers industry leading products for a complete design flow. Presently, the Company does not offer physical design tools, a market which is currently dominated by Cadence Design Systems, Inc. and Avant! Corporation, and trails Cadence in its capacity to offer design services. In May 1996, the Company entered into a strategic relationship with Cooper & Chyan Technology, Inc. (CCT) to link the Company's existing synthesis products and its design planning products under development with CCT's routing technology. Cadence and CCT have announced their intention to merge. The Company is evaluating the effect of such a merger on its relationship with CCT.

The Company is seeking to develop a balanced product portfolio. Among the most important new products offered by the Company are its Behavioral Compiler, Cell-Based Array, ARKOS hardware emulator, and Cyclone simulation accelerator products. These products have achieved initial market acceptance, but the Company will only derive significant revenue from these products if they are accepted by a broad range of customers, which cannot be assured.

The Company's business has benefited from the rapid worldwide growth of the semiconductor industry. The semiconductor industry grew relatively slowly for most of 1996. Despite recent reports of improving conditions in the industry, the outlook for 1997 remains uncertain. Slower growth in the semiconductor industry could have an adverse effect on the Company's performance.

The Company attempts to manage its business to achieve quarter-to-quarter revenue and earnings growth. The ability to manage such growth is affected by a number of factors, including customer product demand, product license terms, the size of the Company's backlog, and decisions regarding the timing of revenue recognition. In recent years, the management of revenue and earnings growth has become more difficult as a result of a number of factors. The Company's orders have become more seasonal, with higher volumes in the second and fourth quarters of the Company's fiscal year, and disproportionately weighted toward the latter part of the quarter. The average order size has also increased. In addition, an increasing amount of the Company's orders involve products and services which yield revenue over multiple quarters (often extending beyond the current fiscal year) or at the end of the contract rather than at the time of sale, including time-based product licenses, consulting services, development contracts, and CBA licenses and royalties. Because of these trends, the Company's ability to convert backlog to revenue in any quarter is less certain than it historically has been, despite an increase in overall backlog levels. It is possible for the Company to experience historical levels of orders growth while experiencing a slower rate of revenue and earnings growth. Conversely, for a given quarter it is also possible for the Company to maintain steady revenue and earnings growth while experiencing a slower rate of orders growth. Ultimately, long-term revenue and earnings growth is dependent upon the successful development and sale of the Company's products and services over a sustained period of time.

The Company's operating expenses are based in part on its expectations of future revenue, and expense levels are generally committed in advance of revenue. The Company continues to expand and increase its operating expenses in order to generate and support additional revenue in the future. If revenue does not materialize as expected, the Company's results of operations are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenue because only a small portion of the Company's expenses varies with its revenue.

In recent years, international revenue has accounted for approximately half of the Company's revenue. As a result, the Company's financial performance could be negatively affected by such factors as changes in foreign currency exchange rates and changes in regional or worldwide economic or political conditions. In particular, revenue from sales in Japan during fiscal 1996 was adversely affected by a decline in the value of the yen against the dollar. Continued weakness in the value of the yen could adversely affect revenue from Japan during fiscal year 1997.

In February 1996, the Company entered into a six-year joint development and license agreement with IBM, pursuant to which the Company and IBM will jointly develop certain new products that the Company believes are important to the long-term growth of its business. The Company has not previously entered into a joint development agreement of this scope. Joint development of products is subject to risks and uncertainties over and above those affecting internal development, and there can be no assurance that the Company's joint development efforts will be successful.

The Company's success is dependent on technical and other contributions of key individuals, and there can be no assurance that the Company can continue to recruit and retain such key personnel.

The Company's stock price, like that of other technology companies, is subject to significant volatility. Past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. If revenues or earnings in any quarter fail to meet expectations of the investment community, there could be an immediate and significant impact on the Company's stock price. In addition, the Company's stock price may be affected by broader market trends that may be unrelated to the Company's performance.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

                                                  Report of Independent Auditors

TO THE BOARD OF DIRECTORS
AND STOCKHOLDERS OF SYNOPSYS, INC.:

We have audited the accompanying consolidated balance sheets of Synopsys, Inc. and subsidiaries as of September 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synopsys, Inc. and subsidiaries as of September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                                KPMG Peat Marwick LLP

Palo Alto, California
October 18, 1996

Consolidated Statements of Income

                                                               YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                  1994              1995             1996
-------------------------------------------------------------------------------------------------
Revenue:
         Product                                      $136,475          $180,873         $232,683
         Service                                        62,725            84,627          120,817
                                                      -------------------------------------------
              Total revenue                            199,200           265,500          353,500
                                                      -------------------------------------------
Cost of revenue:
         Product                                        14,374            15,570           16,510
         Service                                        13,398            15,039           22,383
                                                      -------------------------------------------
              Total cost of revenue                     27,772            30,609           38,893
                                                      -------------------------------------------
Gross margin                                           171,428           234,891          314,607
Operating expenses:
         Research and development                       41,301            58,673           84,248
         Sales and marketing                            78,181           101,980          134,086
         General and administrative                     17,046            22,238           27,673
         Merger-related costs                            7,400                --               --
         In-process research and development             5,900             9,200           39,700
                                                      -------------------------------------------
              Total operating expenses                 149,828           192,091          285,707
                                                      -------------------------------------------
Operating income                                        21,600            42,800           28,900
                                                      -------------------------------------------
Other income (expense):
         Interest income                                 3,035             6,282            8,509
         Interest and other expense                       (981)           (1,374)          (1,559)
                                                      -------------------------------------------
              Total other income                         2,054             4,908            6,950
                                                      -------------------------------------------
Income before income taxes                              23,654            47,708           35,850
Income tax provision                                     9,449            17,408           12,150
                                                      -------------------------------------------
Net income                                            $ 14,205          $ 30,300         $ 23,700
                                                      -------------------------------------------
Earnings per share                                    $    .36          $    .75         $    .57
                                                      -------------------------------------------

Weighted average common shares
    and equivalents where dilutive                      39,038            40,416           41,553


See accompanying notes.

Consolidated Balance Sheets

                                                                                                     SEPTEMBER 30,

(IN THOUSANDS, EXCEPT SHARE DATA)                                                               1995              1996
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
         Cash and cash equivalents                                                           $ 91,193          $ 33,904
         Short-term investments                                                               118,791           202,663
                                                                                             --------------------------
           Cash and short-term investments                                                    209,984           236,567
         Accounts receivable, net of allowances of $2,813 and $3,661, respectively             42,863            61,085
         Prepaid expenses, deferred taxes and other                                             9,681            19,975
                                                                                             --------------------------
           Total current assets                                                               262,528           317,627
                                                                                             --------------------------
Property and equipment, net                                                                    28,720            51,537
Capitalized software development costs, net of accumulated amortization
         of $1,680 and $2,805, respectively                                                     1,271             1,146
Long-term investment                                                                               --            30,495
Other assets                                                                                    5,052             8,162
                                                                                             --------------------------
           Total assets                                                                      $297,571          $408,967
                                                                                             ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
         Accounts payable                                                                    $  8,563         $  11,509
         Accrued liabilities                                                                   40,181            59,072
         Current portion of long-term debt                                                      4,061            11,580
         Income taxes payable                                                                   9,908            12,091
         Deferred revenue                                                                      52,556            65,998
                                                                                             --------------------------
           Total current liabilities                                                          115,269           160,250
                                                                                             --------------------------
Long-term debt                                                                                     --            15,970
Commitments
Stockholders' equity:
         Preferred stock, $.01 par value; 2,000,000 shares authorized
            and no shares outstanding                                                              --                --
         Common stock, $.01 par value; 100,000,000 shares authorized;
           38,970,504 and 40,434,563 shares outstanding, respectively                             390               404
         Additional paid-in capital                                                           124,322           152,187
         Retained earnings                                                                     57,838            72,257
         Cumulative translation adjustment                                                       (248)             (402)
         Net unrealized gain on investment                                                         --             8,301
                                                                                             --------------------------
           Total stockholders' equity                                                         182,302           232,747
                                                                                             --------------------------
              Total liabilities and stockholders' equity                                     $297,571          $408,967
                                                                                             ==========================


SEE ACCOMPANYING NOTES.

Consolidated Statements of Stockholders' Equity

(IN THOUSANDS,                                             ADDITIONAL                CUMULATIVE   UNREALIZED
EXCEPT SHARE DATA)                    COMMON STOCK           PAID-IN     RETAINED    TRANSLATION   GAIN ON    TREASURY
                                   SHARES        AMOUNT      CAPITAL     EARNINGS    ADJUSTMENT   INVESTMENT    STOCK        TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balance at
  September 30, 1993             33,667,696      $  337     $ 77,001     $ 12,786      $(760)     $   --      $   --      $  89,364
Merger with Silicon
  Architects                      1,095,995          11          602          547         --          --          --          1,160
Issuance of Silicon
  Architects' common stock
  prior to the merger               247,476           3        2,981           --         --          --          --          2,984
Net exercise of warrants             39,398          --          173           --         --          --          --            173
Stock issued under stock
  option and stock purchase
  plans                           2,019,334          20        8,974           --         --          --          --          8,994
Tax benefit associated with
  exercise of stock options              --          --        6,700           --         --          --          --          6,700
Translation adjustment                   --          --           --           --        148          --          --            148
Net income                               --          --           --       14,205         --          --          --         14,205
                                 --------------------------------------------------------------------------------------------------
Balance at
  September 30, 1994             37,069,899         371       96,431       27,538       (612)         --          --        123,728
Net exercise of warrants              7,432          --           90           --         --          --          --             90
Stock issued under stock
  option and stock purchase
  plans                           1,893,173          19       19,701           --         --          --          --         19,720
Tax benefit associated with
  exercise of stock options              --          --        8,100           --         --          --          --          8,100
Translation adjustment                   --          --           --           --        364          --          --            364
Net income                               --          --           --       30,300         --          --          --         30,300
                                 --------------------------------------------------------------------------------------------------
Balance at
  September 30, 1995             38,970,504         390      124,322       57,838       (248)         --          --        182,302
Acquisition of treasury
 stock                             (361,494)         --           --           --         --          --     (14,817)       (14,817)
Stock issued under stock
  option and stock purchase
  plans                           1,825,553          14       22,424       (9,281)        --          --      14,817         27,974
Tax benefit associated with
  exercise of stock options              --          --        5,441           --         --          --          --          5,441
Translation adjustment                   --          --           --           --       (154)         --          --           (154)
Net unrealized gain on
  investment                             --          --           --           --         --       8,301          --          8,301
Net income                               --          --           --       23,700         --          --          --         23,700
                                 --------------------------------------------------------------------------------------------------
Balance at
  September 30, 1996             40,434,563      $  404     $152,187     $ 72,257      $(402)     $8,301      $   --      $ 232,747
                                 ==================================================================================================

SEE ACCOMPANYING NOTES.

Consolidated Statements of Cash Flows


                                                                           YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                                                        1994          1995           1996
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net income                                                    $ 14,205      $ 30,300      $  23,700
      Adjustments to reconcile net income to net cash provided
         by operating activities:
              Depreciation and amortization                           12,213        15,548         18,721
              Interest accretion on notes payable                         --            --            470
              Provision for doubtful accounts and sales returns          443           913            848
              Tax benefit associated with stock options                6,700         8,100          5,441
              Deferred revenue                                        16,635        10,731         13,442
              Deferred taxes                                            (900)       (1,725)       (11,944)
              Merger-related costs                                     3,724            --             --
              In-process research and development                      5,900         9,200         39,700
              Net changes in operating assets and liabilities:
                Accounts receivable                                  (13,343)       (9,078)       (19,070)
                Prepaid expenses and other                            (2,148)         (105)        (3,019)
                Other assets                                          (1,967)          793         (3,129)
                Accounts payable                                        (594)          927          2,946
                Accrued liabilities                                   12,290         4,156         17,993
                Income taxes payable                                     624         6,960          2,183
                                                                    -------------------------------------
                  Net cash provided by operating activities           53,782        76,720         88,282
                                                                    -------------------------------------
Cash flows from investing activities:
      Change in short-term investments                               (30,761)      (29,519)       (83,872)
      Purchases of property and equipment                            (13,444)      (20,858)       (39,221)
      Purchase of technology and related costs                            --            --        (11,500)
      Purchase of long-term investment                                    --            --        (17,500)
      Capitalization of software development costs                    (1,539)       (1,000)        (1,000)
      Purchase of businesses, net of cash acquired                    (4,512)       (6,265)            --
                                                                    -------------------------------------
                  Net cash used in investing activities              (50,256)      (57,642)      (153,093)
                                                                    -------------------------------------
Cash flows from financing activities:
      Principal payments under capital lease obligations                (386)           --             --
      Principal payments under debt obligations                           --            --         (5,481)
      Proceeds from sale of common stock, net                         12,151        19,810         27,974
      Purchases of treasury stock                                         --            --        (14,817)
                                                                    -------------------------------------
                  Net cash provided by financing activities           11,765        19,810          7,676
                                                                    -------------------------------------
Effect of exchange rate changes on cash                                  148           364           (154)
                                                                    -------------------------------------
Net increase (decrease) in cash and cash equivalents                  15,439        39,252        (57,289)
Cash and cash equivalents, beginning of year                          36,502        51,941         91,193
                                                                    -------------------------------------
Cash and cash equivalents, end of year                              $ 51,941      $ 91,193      $  33,904
                                                                    =====================================
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
         Interest                                                   $     --      $     --      $     685
         Income taxes                                               $  1,218      $  1,946      $  16,400
      Non-cash transactions:
         Purchase of technology for notes                           $     --      $     --      $  28,500


SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


FISCAL YEAR END Synopsys, Inc. (Synopsys or the Company), has a fiscal year end that ends on the Saturday nearest September 30. Fiscal 1994, 1995, and 1996 were 52-week years. For presentation purposes, the consolidated financial statements and notes refer to the calendar month end.


PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.


FOREIGN CURRENCIES The functional currency of Synopsys' foreign subsidiaries is the local currency. Synopsys translates all assets and liabilities to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the period. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity. The net gains and losses resulting from hedging intercompany balances were not significant.


REVENUE RECOGNITION Revenue consists of fees for licenses and subscriptions of the Company's software products, sales of system products, maintenance and support, customer training, and consulting. License revenue is recognized upon shipment of products and fulfillment of significant acceptance terms, if any. When the Company receives advance payment for software products, such payments are recorded as advances and recognized as revenue when products are actually shipped. The Company has fulfilled certain orders by shipping the product and providing a temporary access key for software usage. Revenue is deferred until the Company provides a production key and collectability is reasonably assured. Revenue from systems products is recognized upon shipment of products and fulfillment of significant acceptance terms, if any. Revenue from subscriptions is deferred and recognized ratably over the term that subscription services are provided, generally twelve months. Maintenance and support revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Revenue from customer training and consulting is recognized as the service is performed.


PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of property and equipment (three to five years) or the term of the applicable lease. Property and equipment detail is as follows:


                                       SEPTEMBER 30,
                                    -------------------
 (IN THOUSANDS)                       1995       1996
-------------------------------------------------------
 Computer and other equipment       $ 46,801   $ 72,626
 Furniture and fixtures                8,174     10,844
 Leasehold improvements                4,518      9,025
                                    -------------------
                                      59,493     92,495
 Less accumulated depreciation
   and amortization                  (30,773)   (40,958)
                                    -------------------
                                    $ 28,720   $ 51,537
                                    ===================

SOFTWARE DEVELOPMENT COSTS Capitalization of computer software development costs begins upon the establishment of technological feasibility. Software development costs capitalized were approximately $1,539,000, $1,000,000, and $1,000,000 in fiscal 1994, 1995, and 1996, respectively.


Amortization of computer software development costs is computed as the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Amortization amounted to approximately $1,229,000, $879,000, and $1,125,000 in fiscal 1994, 1995, and 1996, respectively.


STOCK SPLIT On August 14, 1995, the Company announced a two-for-one stock split of its common stock payable in the form of a stock dividend which was distributed on September 8, 1995, to holders of record on August 25, 1995. All share, per share, authorized, common stock, and additional paid-in capital amounts have been restated for all periods presented to reflect the stock split.

EARNINGS PER SHARE Earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method.


CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments with a maturity of less than three months at the time of purchase to be cash equivalents. Short-term investments include tax-exempt municipal securities which have underlying maturities of less than one year or contain put options that are either supported by a letter of credit from a top-rated bank or insurance company or are over collateralized for redemption at par at the reset date. Therefore, the underlying maturity for certain items may exceed one year. At September 30, 1996, the underlying maturities of the short-term investments are as follows: $106,837,000 within one year, $2,080,000 within one to five years, $10,015,000 within five to ten years, and $83,731,000 after ten years.


The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All cash equivalents, short-term investments, and noncurrent investments have been classified as available-for-sale securities and consisted of the following:


                                                           SEPTEMBER 30, 1995

                                                      UNREALIZED     UNREALIZED   ESTIMATED
 (IN THOUSANDS)                          COST           GAINS         LOSSES      FAIR VALUE
--------------------------------------------------------------------------------------------
Classified as current assets:
  Tax-exempt com-
   mercial paper                       $ 34,533          $--          $--          $ 34,533
  Tax-exempt
   municipal
   obligations                           65,889           --           --            65,889
  Money market
   preferred stock                       43,384           --           --            43,384
  Municipal
   auction rate
   preferred stock                        9,518           --           --             9,518
                                       ----------------------------------------------------
     Total securities                  $153,324          $--          $--          $153,324
                                       ====================================================


                                                              SEPTEMBER 30, 1996

                                                           UNREALIZED       UNREALIZED     ESTIMATED
 (IN THOUSANDS)                              COST             GAINS           LOSSES       FAIR VALUE
---------------------------------------------------------------------------------------------------
Classified as current assets:
  Tax-exempt com-
   mercial paper                           $  6,000          $    --          $--          $  6,000
  Tax-exempt
   municipal
   obligations                              107,712               --           --           107,712
  Money market
   preferred stock                           77,005               --           --            77,005
  Municipal
   auction rate
   preferred stock                           17,946               --           --            17,946
                                           --------------------------------------------------------
                                            208,663               --           --           208,663

Classified as non-current assets:
  Equity securities                          17,500           12,995           --            30,495
                                           --------------------------------------------------------
   Total securities                        $226,163          $12,995          $--          $239,158
                                           ========================================================


At September 30, 1995, $34,533,000 and $118,791,000 are classified as cash equivalents and short-term investments, respectively. At September 30, 1996, $6,000,000 and $202,663,000 are classified as cash equivalents and short-term investments, respectively. The adjustment to unrealized holding gains on available-for-sale securities included as a separate component of stockholders' equity totaled $8,301,000, net of tax, in 1996. See Note 2 of Notes to Consolidated Financial Statements. Gains and losses on sales of securities have not been material.


CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, short and long-term investments, and trade receivables. The Company invests its excess cash in municipal obligations, commercial paper, and in money market preferred stock of companies with strong credit ratings. These investments typically bear minimal risk. This diversification of risk is consistent with the Company's policy to ensure safety of principal and maintain liquidity.


The Company sells its products to a large number of customers in diversified industries, primarily in the United States, Europe, and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Notes receivable of $2,740,000 have been discounted with a financial institution, and the Company remains contingently liable for these notes. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.


ACCRUED LIABILITIES The Company makes estimates and assumptions that affect the reported amounts of accrued liabilities. Actual expenses could differ from these estimates. Accrued liabilities are as follows:


                                        SEPTEMBER 30,

 (IN THOUSANDS)                        1995       1996
-------------------------------------------------------
 Payroll and related benefits       $ 21,918   $ 33,330
 Other accrued liabilities            18,263     25,742
                                    -------------------
                                    $ 40,181   $ 59,072
                                    ===================


INCOME TAXES The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which uses the asset-and-liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance must be established.


USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.


FAIR VALUE OF FINANCIAL INSTRUMENTS The Financial Accounting Standards Board's SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's cash, accounts receivable, accounts payable, long-term debt and foreign currency contracts, approximates the carrying amount.


NEW ACCOUNTING PRONOUNCEMENTS The Financial Accounting Standards Board recently adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans, including employee stock purchase plans and stock option plans. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995 and provides an alternative to Accounting Principles Board's Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Management plans to continue to account for its employee stock plans under APB No. 25 for purposes of measurement of compensation expense. Accordingly, adoption of SFAS No. 123 will not have a material effect on the Company's consolidated results of operations.


The Financial Accounting Standards Board recently adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which is effective for fiscal years beginning after September 1, 1996. This statement requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The adoption of SFAS No. 121 is not expected to have a material impact on the Company's consolidated results of operations.


RECLASSIFICATIONS Certain amounts reported in previous years have been reclassified to conform to the fiscal 1996 presentation.

NOTE 2. PURCHASE OF TECHNOLOGY
        AND STRATEGIC INVESTMENTS


On February 1, 1996, the Company and International Business Machines Corporation (IBM) entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the Agreement). Pursuant to the Agreement, the Company acquired certain in-process research and development technology and a non-exclusive license to sublicense and to use certain existing IBM electronic design automation (EDA) technology and the underlying intellectual property, and licensed certain of its EDA-related intellectual property to IBM. In addition, the Company and IBM are jointly developing new EDA products in the areas of synthesis, test methodology, design planning, and static timing sign-off. The Company will have sole ownership of synthesis products and the exclusive right to market test, design planning, and static timing products (subject to certain rights of IBM upon termination of the Agreement). In accordance with the Agreement, the Company paid IBM $11,000,000 in cash and issued $30,000,000 in notes, which bear interest at three percent, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in 2006. The notes were recorded at fair value of $28,500,000, using a discount rate commensurate with the risks involved. The Company will also pay royalties on revenues from the sale of new products developed pursuant to the Agreement. As a result of the transaction, the Company incurred an in-process research and development charge of $39,700,000 in the second quarter of fiscal 1996. As of September 30, 1996, the notes had a balance of $24,470,000, of which $15,970,000 is included in long-term debt. The carrying amount of the debt, including the long-term portion, approximates the fair value.


On May 7, 1996, the Company and Cooper and Chyan Technology, Inc. (CCT), a developer of routing technology for printed circuit boards and integrated circuits, entered into a strategic relationship. As part of this strategic relationship, the Company purchased 1,206,542 shares, approximately 9.9 percent of the outstanding shares of CCT, for $14.50 per share. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investment has been classified as "available for sale," and an unrealized gain of $8,301,000, net of taxes, was recorded as a separate component of stockholders' equity during fiscal year 1996. CCT and Cadence Design Systems, Inc. recently announced that they had reached an agreement to merge. The Company is evaluating the effect of such a merger on its relationship with CCT.



NOTE 3. MERGERS

LOGIC MODELING CORPORATION On February 16, 1994, the Company issued approximately 5,200,000 shares of its common stock in exchange for all the outstanding shares of capital stock, vested stock options, and warrants of Logic Modeling Corporation (LMC), a developer of simulation models and modeling technologies for the verification of electronic designs. The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods.


In fiscal 1994, in connection with the LMC merger, the Company recorded related costs of approximately $7,400,000, primarily for transaction costs and elimination of duplicate facilities and equipment. These estimated costs were reduced by $900,000 in fiscal 1995.


SILICON ARCHITECTS On May 10, 1995, the Company issued approximately 1,400,000 shares of its common stock in exchange for all the outstanding shares of capital stock and warrants of Silicon Architects, a developer of design technology for complex application specific integrated circuits (ASICs) and application specific standard products (ASSPs). Additionally, options to acquire shares of Silicon Architects' common stock were exchanged for options to acquire approximately 148,000 shares of the Company's common stock. The merger was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods. Total revenue and net income for the individual entities are as follows:


                                                       SILICON
(IN THOUSANDS)                          SYNOPSYS      ARCHITECTS        COMBINED
--------------------------------------------------------------------------------
Six months ended March 31, 1995:
    Total revenue                       $120,500        $ 3,400         $123,900
    Net income (loss)                     16,140            (16)          16,124
Year ended September 30, 1994:
    Total revenue                        196,000          3,200          199,200
    Net income (loss)                     15,750         (1,545)          14,205


In connection with this merger, the Company recorded related costs of approximately $900,000, primarily consisting of contract cancellation charges, transaction fees, and the elimination of duplicate facilities and equipment.



NOTE 4. ACQUISITIONS


CADIS GmbH AND ARCAD SA On May 31, 1994, the Company acquired all the outstanding stock of Cadis GmbH (Cadis) for approximately $3,600,000 in cash and notes. Cadis was a software developer specializing in digital signal processing design. On September 30, 1994, the Company acquired all the outstanding stock of Arcad SA (Arcad) for approximately $1,500,000 in cash and notes. Arcad was a software developer of VHDL models specializing in telecommunications standards. These acquisitions were accounted for by the purchase method of accounting, and the results of operations of Cadis and Arcad are included in the Company's consolidated results of operations since the dates of the acquisitions. The purchase price, acquisition costs, and net liabilities assumed total $7,300,000, of which $5,900,000 was allocated to in-process research and development expense.


ARKOS DESIGN, INC. On June 28, 1995, the Company acquired all the outstanding securities of ARKOS Design, Inc. (ARKOS) for approximately $9,300,000 in cash and notes. The notes had a balance of $3,100,000 at September 30, 1996, mature at various dates through 2005, contain certain provisions that could accelerate maturity, and are included in current liabilities. The Company recently introduced a product based on ARKOS technology that supports high-speed validation of integrated circuits (ICs). The acquisition was accounted for by the purchase method of accounting, and the results of operations of ARKOS are included in the Company's consolidated results since the date of the acquisition. The purchase price, acquisition costs, and net liabilities assumed total $9,700,000, of which $9,200,000 was allocated to in-process research and development expense.



NOTE 5. COMMON STOCK


STOCK REPURCHASE PROGRAM In May 1996, the Company announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market over the next 24 months. During fiscal 1996, the Company purchased 361,494 shares at an average price of approximately $41.00 per share. The repurchased shares are available for use under the Company's employee stock plans and for other corporate purposes. All shares repurchased during fiscal 1996 were reissued by the end of the year.


STOCK OPTIONS Under the Company's 1992 Stock Option Plan (the Plan) and its predecessor, the 1988 Restricted Stock Plan, the Board of Directors may grant options or rights to purchase shares of the Company's stock to eligible individuals at not less than 100% of the fair market value of those shares on the grant date. Under both plans, the shares and stock options issued to new employees typically vest 25% after one year with the remaining shares and options vesting on a pro rata basis over the following 36 months, and shares and stock options issued to existing employees typically vest on a pro rata basis over 48 months or 16 quarters.

In October 1994, the Company adopted the 1994 Non-Employee Directors Stock Option Plan (the Directors Plan) and reserved 200,000 shares for issuance. Under the Directors Plan, each non-employee member of the Board of Directors (the Board) is automatically granted an option to purchase 20,000 shares of the Company's stock upon initial appointment or election to the Board, and 5,000 shares of the Company's stock upon reelection to the Board at not less than 100% of the fair market value of those shares at the grant date. Stock options granted upon appointment or election to the Board vest 25% annually. Stock options granted upon reelection to the Board vest 100% after the fourth year of continuous service.


Prior to the mergers, Silicon Architects had a stock option plan and LMC had a separate set of stock option plans. Both the Silicon Architects and LMC plans were terminated as to future grants upon completion of each of the mergers. Each outstanding option to acquire Silicon Architects stock was converted to an option to acquire approximately .18 share of the Company's common stock and each outstanding option to acquire LMC stock was converted to an option to acquire approximately .14 share of the Company's common stock, under terms similar to the terms of the Plan.


The following table summarizes stock option activity for the three years ended September 30, 1996. Stock option activity in fiscal 1994 includes LMC activity prior to the merger. Stock option activity in fiscal 1994 and 1995 includes Silicon Architects' activity prior to the merger.


                                           SHARES                   OPTIONS OUTSTANDING
                                         AVAILABLE           SHARES              PRICE PER SHARE
--------------------------------------------------------------------------------------------------

Balances at September 30, 1993             918,448          5,530,710          $  .0625 - $24.375
  Merger with Silicon Architects           185,498             56,026          $  .0140 - $ .7007
  Additional shares authorized           2,544,298                 --
  Granted                               (2,520,958)         2,520,958          $  1.205 - $25.000
  Exercised                                     --         (1,738,484)         $  .0625 - $22.125
  Canceled                                 382,026           (466,216)         $  .1125 - $25.000
                                        ----------         ----------
Balances at September 30, 1994           1,509,312          5,902,994          $  .0140 - $25.000
  Additional shares authorized           2,083,884                 --
  Granted                               (3,448,537)         3,448,537          $  1.205 - $33.500
  Exercised                                     --         (1,645,817)         $  .0140 - $29.875
  Canceled                                 479,891           (538,338)         $  .0140 - $32.750
                                        ----------         ----------
Balances at September 30, 1995             624,550          7,167,376          $  .1125 - $33.500
  Additional shares authorized           2,089,937                 --
  Granted                               (2,228,133)         2,228,133          $ 29.125 - $47.281
  Exercised                                     --         (1,514,864)         $  .1125 - $37.000
  Canceled                                 614,791           (631,066)         $  1.205 - $37.000
                                        ----------         ----------
Balances at September 30, 1996           1,101,145          7,249,579          $  .1125 - $47.281
                                        ----------         ----------

At September 30, 1996, 2,629,140 options were exercisable at prices ranging from $.1125 to $44.50 per share.

EMPLOYEE STOCK PURCHASE PLAN In January 1992, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan, under which a total of 1,750,000 shares have been reserved for issuance as of September 30, 1996. Under the plan, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of: (i) the fair market value of the shares at the beginning of a rolling two-year offering period, or: (ii) the end of each semi-annual purchase period. During fiscal 1994, 1995, and 1996, shares totaling 280,850, 247,356, and 310,689, respectively, were issued under the plan at average prices of $9.57, $17.22, and $18.84 per share, respectively.



NOTE 6. LINES OF CREDIT AND COMMITMENTS


To facilitate foreign currency forward contracts, the Company has three foreign exchange lines of credit totaling $169,000,000, which expire in October 1996, May 1997, and June 1997. The Company enters into forward exchange contracts to hedge foreign currency denominated intercompany balances. Gains and losses on contracts to hedge foreign currency commitments are recognized during the periods in which the related instruments are outstanding. At September 30, 1996, the Company had outstanding forward contracts in yen and European currencies totaling approximately $4,078,000. The forward exchange contracts are valued at prevailing market rates. The net gains and losses resulting from hedging intercompany balances were not significant.


The Company leases its facilities and certain office equipment under operating lease agreements. The Company's current corporate facility lease expires in February 2003 and provides for graduated rental payments. The Company has entered into an additional corporate facility lease. The facility is under construction and the lease expires ten years after occupancy. The Company is amortizing the total rent payments over the lease term on a straight-line basis. At September 30, 1996 future minimum lease payments under operating leases are:
1997 -- $12,443,000; 1998 -- $14,235,000; 1999 -- $14,112,000; 2000 --
$13,252,000; 2001 -- $12,963,000; and $34,802,000 thereafter. Total rent expense under operating leases was approximately $9,517,000, $12,490,000, and $14,441,000 in fiscal 1994, 1995, and 1996, respectively.



NOTE 7. INCOME TAXES


As discussed in Note 1, the Company accounts for income taxes in accordance with SFAS No. 109.


The Company is entitled to a deduction for federal and state tax purposes with respect to employees' stock option activity. The net reduction in taxes otherwise payable arising from that deduction has been credited to additional paid-in capital.


At September 30, 1996, the Company had net operating loss carryovers in foreign jurisdictions of approximately $700,000 which are available to offset future taxable income, if any, in those jurisdictions. For U.S. federal income tax purposes, the Company had research tax credit carryforwards of approximately $3,300,000 expiring in fiscal years 2009 through 2011, and alternative minimum tax credit carryforwards of approximately $400,000, which do not expire. In addition, the Company had research tax credit carryforwards for state income tax purposes of approximately $1,200,000, which do not expire.

A net deferred tax asset of $2,625,000 and $9,900,000 is included in prepaid expenses, deferred taxes, and other at September 30, 1995 and 1996, respectively. The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and liabilities are as follows:


                                                           SEPTEMBER 30,

 (IN THOUSANDS)                                       1995               1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryovers                     $    816           $    400
  Tax credit carryovers                                6,788              4,885
  Deferred revenue                                     5,991             10,891
  Joint venture and acquisition costs                     --             12,985
  Reserves and other expenses not
    currently deductible                               5,616              9,354
  Depreciation and amortization                          476                 --
                                                    ---------------------------
  Total gross deferred tax asset                      19,687             38,515
  Less valuation allowance                           (15,896)           (23,525)
                                                    ---------------------------
  Deferred tax asset                                   3,791             14,990
                                                    ---------------------------
Deferred tax liabilities:
  Unrealized foreign exchange gain                      (708)                --
  Unrealized gain on securities                           --             (4,669)
  Net capitalized software
    development costs                                   (458)              (421)
                                                    ---------------------------
  Deferred tax liability                              (1,166)            (5,090)
                                                    ---------------------------
Net deferred tax asset                              $  2,625           $  9,900
                                                    ===========================


The change in the valuation allowance was a net decrease of $4,510,000 during fiscal 1995 and a net increase of $7,629,000 during fiscal 1996. The valuation allowance applies primarily to those U.S. federal and state timing items that are expected to be deductible at a point in the future when taxable income is uncertain.


Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of September 30, 1996, will be allocated as follows:


(IN THOUSANDS)
-------------------------------------------------------
Income tax benefit                             $  5,435
Additional paid-in capital                       18,090
                                               --------
                                               $ 23,525
                                               ========


Income before income taxes consisted of:


                                             YEAR ENDED SEPTEMBER 30,

(IN THOUSANDS)                        1994              1995              1996
--------------------------------------------------------------------------------
United States                        $22,230           $42,178           $30,831
Foreign                                1,424             5,530             5,019
                                     -------------------------------------------
                                     $23,654           $47,708           $35,850
                                     ===========================================


The significant components of the provision for income taxes are as follows:


                                               YEAR ENDED SEPTEMBER 30,

(IN THOUSANDS)                          1994            1995              1996
--------------------------------------------------------------------------------
 Current:
   Federal                            $   965         $  3,730         $  9,907
   State                                  146            1,475            1,415
   Foreign                                928            2,420            2,662
                                      -----------------------------------------
                                        2,039            7,625           13,984
                                      -----------------------------------------
Deferred:
   Federal                                 --               --           (6,650)
   State                                   --               --             (950)
   Foreign                               (250)             (21)             325
                                      -----------------------------------------
                                         (250)             (21)          (7,275)
                                      -----------------------------------------
Reduction in goodwill
   for the foreign tax
   benefit from utilization
   of acquired company's
   tax attributes                         960            1,704               --
Charge equivalent to
   the federal and state
   tax benefit related
   to employee stock
   options                              6,700            8,100            5,441
                                      -----------------------------------------
                                        7,660            9,804            5,441
                                      -----------------------------------------
Provision for
   income taxes                       $ 9,449         $ 17,408         $ 12,150
                                      =========================================

The provision for income taxes differs from the amount obtained by applying the statutory federal income tax rate to income before income taxes as follows:


                                              YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                         1994             1995             1996
--------------------------------------------------------------------------------
Statutory federal tax                $  8,279         $ 16,698         $ 12,548
State tax, net of
  federal benefit                         524            1,086            1,237
Tax benefit from foreign
  sales corporation                      (452)            (971)          (1,551)
Tax exempt income                        (789)          (1,849)          (2,579)
Research and
  development
  tax credits                            (666)            (950)            (503)
Foreign tax in excess
  of U.S. statutory tax                   753              370              377
Non-deductible
  merger and acquisition
  expenses and other                    1,800            3,024            2,621
                                     -------------------------------------------
                                     $  9,449         $ 17,408         $ 12,150
                                     ===========================================



NOTE 8. WORLDWIDE OPERATIONS

The Company operates in a single industry segment, the development, marketing, and support of electronic design automation software and systems products. The Company markets its products through several wholly-owned foreign subsidiaries.


The Company's operations by geographic area were as follows:


                                             YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                       1994              1995              1996
--------------------------------------------------------------------------------
Revenue
  North America                   $ 184,977         $ 237,690         $ 325,346
  Europe                             41,480            52,342            64,805
  Pacific Rim                        53,010            85,671           108,397
  Transfers between
    geographic areas                (80,267)         (110,203)         (145,048)
                                  ----------------------------------------------
Consolidated                      $ 199,200         $ 265,500         $ 353,500
                                  ----------------------------------------------
Operating income:
  North America                   $  16,992         $  20,220         $  31,653
  Europe                              7,686             9,606             9,765
  Pacific Rim                        10,222            22,174            27,182
  Corporate and other               (13,300)           (9,200)          (39,700)
                                  ----------------------------------------------
Consolidated                      $  21,600         $  42,800         $  28,900
                                  ----------------------------------------------
Identifiable assets:
  North America                   $  67,841         $  73,771         $ 138,813
  Europe                             16,586            20,061            24,216
  Pacific Rim                        27,193            31,962            27,903
  Corporate assets
    and eliminations                100,329           171,777           218,035
                                  ----------------------------------------------
Consolidated                      $ 211,949         $ 297,571         $ 408,967
                                  ==============================================


Transfers between geographic areas represent both intercompany product and service revenue accounted for at prices representative of unaffiliated party transactions, and export shipments directly to customers. In fiscal 1996, identifiable assets in the Pacific Rim include $12,788,000 of accounts receivable from customers located in Japan. Management believes allowances are adequate to cover any uncollected amounts. Corporate assets consist primarily of cash and investments. In 1994, 1995, and 1996, no customer accounted for more than ten percent of revenue.