Form 10-K405, Exhibit 13
period 1997-09-30
SYNOPSYS INC
filed 1997-12-03
CIK 883241

                                                                    EXHIBIT 13.1
SELECTED FIVE-YEAR FINANCIAL DATA

                                                                  YEAR ENDED SEPTEMBER 30,
(In thousands, except per share and employee data)
                                                1993         1994         1995         1996         1997
                                              --------     --------     --------     --------     --------
Income Statement Data:(A)
Revenue:
      Product                                 $109,585     $146,169     $201,605     $267,231     $318,603
      Service                                   38,650       64,370       88,898      130,188      180,542
                                              --------     --------     --------     --------     --------
         Total revenue                         148,235      210,539      290,503      397,419      499,145
                                              --------     --------     --------     --------     --------
 Cost of revenue:
      Product                                   13,778       14,946       16,885       18,181       25,031
      Service                                    9,922       13,852       16,026       24,064       35,405
                                              --------     --------     --------     --------     --------
         Total cost of revenue                  23,700       28,798       32,911       42,245       60,436
                                              --------     --------     --------     --------     --------

 Gross margin                                  124,535      181,741      257,592      355,174      438,709

 Operating expenses:
      Research and development                  27,050       44,209       64,559       94,814      115,038
      Sales and marketing                       61,089       82,729      110,751      147,371      177,739
      General and administrative                13,094       18,073       24,563       31,053       37,471
      Merger-related costs                          --        7,400           --           --       11,400
      In-process research and development           --        5,900       12,461       58,506           --
                                              --------     --------     --------     --------     --------
         Total operating expenses              101,233      158,311      212,334      331,744      341,648
                                              --------     --------     --------     --------     --------
Operating income                                23,302       23,430       45,258       23,430       97,061
Other income, net                                  980        2,136        5,730        8,103       16,305
                                              --------     --------     --------     --------     --------
Income before income taxes                      24,282       25,566       50,988       31,533      113,366
Income tax provision                             8,678       10,123       19,698       17,511       40,972
                                              --------     --------     --------     --------     --------
Net income                                    $ 15,604     $ 15,443     $ 31,290     $ 14,022     $ 72,394
                                              ========     --------     ========     --------     ========
Earnings per share(B)                         $    .35     $    .33     $    .62     $    .28     $   1.34
                                              ========     ========     ========     ========     ========
Weighted average common shares
    and equivalents where dilutive(B)           43,980       46,261       50,199       50,917       54,039
                                              ========     ========     ========     ========     ========

Balance Sheet Data:(A)
Cash and short-term investments               $ 95,885     $145,187     $237,902     $276,094     $362,770
Working capital                                 65,619       96,618      170,843      188,140      280,378
Total assets                                   147,734      219,856      333,352      463,758      629,687
Long-term debt                                      --           --           --       15,970        8,996
Total stockholders' equity                      91,527      127,365      209,227      269,801      411,773

Other Data:
Permanent employees                                854        1,132        1,515        1,911        1,961


(A) See Note 3 of Notes to Consolidated Financial Statements regarding the Company's mergers.

(B) Share and per share amounts have been restated for all periods presented to reflect the two-for-one stock split effective September 8, 1995.

SELECTED UNAUDITED QUARTERLY FINANCIAL DATA(A)

                                                  YEAR ENDED SEPTEMBER 30, 1996                YEAR ENDED SEPTEMBER 30, 1997
(In thousands, except per share data)         Q1          Q2         Q3          Q4          Q1         Q2         Q3         Q4
Revenue:
  Product                                $  61,037   $  65,512   $  67,872   $  72,810   $  77,400  $  79,514  $  80,432  $  81,257
  Service                                   27,402      30,010      34,559      38,217      39,310     44,686     44,568     51,978
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
    Total revenue                           88,439      95,522     102,431     111,027     116,710    124,200    125,000    133,235
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Cost of revenue:
  Product                                    4,047       4,236       4,849       5,049       6,148      5,799      6,375      6,709
  Service                                    5,111       5,694       6,683       6,576       6,939      8,893      9,819      9,754
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
    Total cost of revenue                    9,158       9,930      11,532      11,625      13,087     14,692     16,194     16,463
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Gross margin                                79,281      85,592      90,899      99,402     103,623    109,508    108,806    116,772
Operating expenses:
  Research and development                  20,267      22,906      24,757      26,884      28,512     29,310     29,356     27,860
  Sales and marketing                       33,448      35,851      37,285      40,787      41,347     43,579     44,686     48,127
  General and administrative                 7,085       7,243       7,859       8,866       9,073      9,619      8,264     10,515
  Merger-related costs                          --          --          --          --          --     11,400         --         --
  In-process research and development           --      39,700          --      18,806          --         --         --         --
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
    Total operating expenses                60,800     105,700      69,901      95,343      78,932     93,908     82,306     86,502
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Operating income (loss)                     18,481     (20,108)     20,998       4,059      24,691     15,600     26,500     30,270
Other income, net                            2,132       1,980       1,970       2,021       4,054      4,000      4,100      4,151
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Income (loss) before income taxes           20,613     (18,128)     22,968       6,080      28,745     19,600     30,600     34,421
Income tax provision (benefit)               7,096      (6,078)      7,922       8,571       9,669      9,200     10,400     11,703
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Net income (loss)                        $  13,517   $ (12,050)  $  15,046   $  (2,491)  $  19,076  $  10,400  $  20,200  $  22,718
                                         =========   =========   =========   =========   =========  =========  =========  =========
Earnings (loss) per share                $    0.26   $   (0.25)  $    0.28   $   (0.05)  $    0.35  $    0.19  $    0.38  $    0.42
                                         =========   =========   =========   =========   =========  =========  =========  =========
Weighted average common shares
  and equivalents where dilutive            51,854      48,937      52,923      49,954      54,022     53,720     53,763     54,652
                                         =========   =========   =========   =========   =========  =========  =========  =========
Market price range (B)
  High                                   $   38.50   $   37.75   $   46.75   $   50.50   $   50.00  $   46.25  $   38.00  $   45.19
  Low                                    $   23.00   $   27.50   $   29.75   $   30.75   $   39.75  $   24.25  $   21.75  $   29.50

AS A PERCENTAGE OF TOTAL REVENUE
Revenue:
  Product                                       69%         69%         66%         66%         66%        64%        64%        61%
  Service                                       31          31          34          34          34         36         36         39
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
    Total revenue                              100         100         100         100         100        100        100        100
Cost of revenue:
  Product                                        5           4           5           5           5          5          5          5
  Service                                        5           6           6           5           6          7          8          7
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
    Total cost of revenue                       10          10          11          10          11         12         13         12
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Gross margin                                    90          90          89          90          89         88         87         88
Operating expenses:
  Research and development                      23          24          24          24          24         23         23         21
  Sales and marketing                           38          38          36          37          36         35         36         36
  General and administrative                     8           8           8           8           8          8          7          8
  Merger-related costs                          --          --          --          --          --          9         --         --
  In-process research and development           --          41          --          17          --         --         --         --
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
    Total operating expenses                    69         111          68          86          68         75         66         65
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Operating income (loss)                         21         (21)         21           4          21         13         21         23
Other income, net                                2           2           2           2           3          3          3          3
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Income (loss) before income taxes               23         (19)         23           6          24         16         24         26
Income tax provision (benefit)                   8          (6)          8           8           8          8          8          9
                                         ---------   ---------   ---------   ---------   ---------  ---------  ---------  ---------
Net income (loss)                               15%        (13)%        15%         (2)%        16%         8%        16%        17%
                                         =========   =========   =========   =========   =========  =========  =========  =========

(A) See Note 3 of Notes to Consolidated Financial Statements regarding the Company's mergers.

(B) The Company's common stock is traded in the over-the-counter market on the NASDAQ National Market system under the symbol "SNPS." At September 30, 1997 there were approximately 303 owners of record of the Company's common stock. The Company has not paid cash dividends and does not anticipate paying cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth operating results as a percentage of total revenue for fiscal 1995, 1996, and 1997 and the percentage change of such results compared to the prior year.

                               PERCENTAGE OF TOTAL REVENUE   PERCENTAGE CHANGE
                                 1995      1996     1997   1995-1996 1996-1997
Revenue:
   Product                         69%      67%      64%      33%       19%
   Service                         31       33       36       46        39
                                 ----     ----     ----
      Total revenue               100      100      100       37        26
                                 ----     ----     ----
Cost of revenue:
   Product                          6        5        5        8        38
   Service                          6        6        7       50        47
                                 ----     ----     ----
      Total cost of revenue        12       11       12       28        43
                                 ----     ----     ----

Gross margin                       88       89       88       38        24

Operating expenses:
   Research and development        22       24       23       47        21
   Sales and marketing             38       37       36       33        21
   General and administrative       8        8        8       26        21

   Merger-related costs            --       --        2       --        --
   In-process research and
    development                     4       14       --      370        --
                                 ----     ----     ----
      Total operating expenses     72       83       69       56         3
                                 ----     ----     ----
Operating income                   16        6       19      (48)      314
Other income, net                   2        2        4       41       101
                                 ----     ----     ----
Income before income taxes         18        8       23      (38)      260
Income tax provision                7        4        8      (11)      134
                                 ----     ----     ----
   Net income                      11%       4%      15%     (55)%     416%
                                 ====     ====     ====

   Except for the historical information presented, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Factors That May Affect Future Results."

Corporate Agreements and Relationships

   In February 1996, the Company and IBM entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the "IBM Agreement"). Pursuant to the IBM Agreement, the Company acquired certain in-process research and development technology and a non-exclusive license to sublicense and to use certain existing IBM EDA technology and the underlying intellectual property, and licensed certain of its EDA-related intellectual property to IBM. In addition, the Company and IBM are jointly developing new EDA products in the areas of synthesis, design planning, and static timing sign-off. PrimeTime, timing analysis software that is the first product under the alliance, was introduced in fiscal 1997. The Company will have sole ownership of synthesis products and the exclusive right to market design planning and static timing products (subject to certain rights of IBM upon termination of the IBM Agreement). In accordance with the IBM Agreement, the Company paid IBM $11.0 million in cash and issued $30.0 million in notes, which bear interest at three percent, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in 2006. The notes were recorded at fair value of $28.5 million, using a discount rate commensurate with the risks involved. The Company will also pay royalties on revenues from the sale of new products developed pursuant to the IBM Agreement. As a result of the transaction, the Company incurred an in-process research and development charge of $39.7 million in fiscal year 1996.

   In May 1996, the Company purchased 1.2 million shares, approximately 9.9 percent of the outstanding shares of CCT, for $14.50 per share, pursuant to a strategic relationship between the companies. In April 1997, the Company purchased an additional 86,000 shares for $15.00 per share. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the investment has been classified as available-for-sale. In May 1997, CCT and Cadence consummated a merger, whereby each share of CCT was converted to 0.85 shares of Cadence Common Stock. It is currently the Company's intent to dispose of the investment over time, however, there can be no assurance that the Company will be successful in doing so. Accordingly, the investment has been classified as a long-term asset. During fiscal year 1997, the Company sold 457,000 shares of Cadence Common Stock and realized a gain of approximately $8.0 million.

   During fiscal 1997, the Company made investments of $3.2 million, $4.0 million and $0.6 million in three privately-held companies. All of these investments are carried at cost and are included in long-term investments.

Mergers and Acquisitions

   In June 1995, the Company acquired all the outstanding equity securities of ARKOS Design, Inc. ("ARKOS") for approximately $9.3 million in cash and notes. The acquisition was accounted for by the purchase method of accounting, and the results of operations of ARKOS are included in the Company's consolidated results since the date of the acquisition. In June 1997, the Company sold the ARKOS business to Quickturn Design Systems, Inc. Under the terms of the agreement, the Company provided Quickturn with the technology required to create a register-transfer level front-end for its current and future design verification products and the ARKOS emulation technology in exchange for $5.0 million in cash and $9.5 million in Quickturn warrants and Common Stock. There was no gain or loss recorded as a result of this transaction.

   In February 1997, the Company issued approximately 10.3 million shares of its Common Stock in exchange for all the outstanding shares of Common Stock of EPIC Design Technology, Inc. ("EPIC"), a developer of design automation tools for deep-submicron design in the area of integrated circuit power, timing, and reliability analysis. In addition, options to acquire EPIC's Common Stock were exchanged for options to acquire approximately 1.5 million shares of the Company's Common Stock. The EPIC merger was accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of EPIC for all periods presented.

   In September 1996, EPIC acquired CIDA Technology, Inc. ("CIDA"), a development stage company formed to develop and market IC verification and extraction tools for use by design engineers. EPIC exchanged a total of 729,000 shares of its Common Stock, options to acquire 101,000 shares of its Common Stock, and cash of $3.4 million for all the outstanding shares of the Common Stock and options to purchase Common Stock of CIDA for a total purchase price of $17.9 million. The acquisition was accounted for by the purchase method of accounting. The purchase price, acquisition costs and net liabilities assumed totaled an investment of $20.1 million, of which $18.8 million was allocated to in-process research and development and taken as a one-time charge to operating expenses in fiscal 1996. The remaining $1.3 million was allocated to various intangibles, including goodwill, and other assets. Goodwill is amortized on a straight-line basis over a five year period.

Revenue

   Revenue consists of fees for licenses and subscriptions of the Company's software products, sales of system products, maintenance and support, customer training, and consulting. Product revenue is recognized upon shipment or upon fulfillment of non-standard acceptance terms, if any. If the Company ships products with a temporary access key for software usage, revenue is deferred until the Company provides a production key and collectibility is reasonably assured. Revenue from subscriptions is deferred and recognized ratably over the term that subscription services are provided, generally twelve months. Maintenance and support revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Revenue from customer training and consulting is recognized as the service is performed.

   The Company's revenue increased by 37% from $290.5 million in fiscal 1995 to $397.4 million in fiscal 1996 and by 26% from fiscal 1996 to $499.1 million in fiscal 1997. The percentage of the Company's total revenue attributable to software and system products decreased from 69% in fiscal 1995 to 67% in fiscal 1996 and to 64% in fiscal 1997, primarily due to an increase in the Company's base of installed software and the associated increase in maintenance and support, customer training, and consulting revenue. To date, price increases have not been a material factor in the Company's revenue growth.

   Product revenue increased by 33% from $201.6 million in fiscal 1995 to $267.2 million in fiscal 1996 and by 19% from fiscal 1996 to $318.6 million in fiscal 1997. These increases were primarily due to increased worldwide licensing and sales of the Company's software products.

   Service revenue increased by 46% from $88.9 million in fiscal 1995 to $130.2 million in fiscal 1996 and by 39% from fiscal 1996 to $180.5 million in fiscal 1997. These increases were primarily attributable to continued growth of the installed customer base and the renewal of maintenance and support contracts, and growth in customer training and consulting.

   Revenue from international operations was $148.8 million, $190.6 million and $225.1 million, or 51%, 48%, and 45% of total revenue in fiscal 1995, 1996, and 1997, respectively. The fiscal 1996 and 1997 decrease in international revenue as a percentage of total revenue was due primarily to decreased revenue in Japan as a percentage of total revenue, which was attributable to a decline in the value of the yen versus the dollar.

Cost of Revenue

   Cost of product revenue includes cost of production personnel, product packaging, documentation, amortization of capitalized software development costs, and costs of the Company's system products. The cost of internally developed capitalized software is amortized based on the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Cost of product revenue was 6% of total revenue in fiscal 1995 and 5% of total revenue in both fiscal 1996 and fiscal 1997. Cost of service revenue includes personnel and the related costs associated with providing such service. Although service revenue increased as a percentage of total revenue in each fiscal year presented, cost of service revenue as a percentage of total revenue remained relatively flat at 6% of total revenue in both fiscal 1995 and 1996, and 7% in fiscal 1997.

Research and Development

   The Company believes that significant investment for product research and development is essential to product and technical leadership. Research and development expenses increased by 47% from $64.6 million in fiscal 1995 to $94.8 million in fiscal 1996 and by 21% from fiscal 1996 to $115.0 million in fiscal 1997, net of capitalized software development costs. Research and development expenses represented 22%, 24% and 23% of total revenue in fiscal 1995, 1996 and 1997, respectively. The increases in research and development expenses were attributable primarily to increases in personnel and personnel-related costs associated with the development of new products and enhancement of existing products. The Company anticipates that it will continue to commit substantial resources to research and development in the future, provided that the Company is able to continue to hire and retain a sufficient number of qualified personnel. The Company expects that for fiscal 1998, research and development expenses as a percentage of total revenue will be at or slightly below the fiscal 1997 level.

   The Company capitalizes software development costs after technological feasibility of the product has been established in accordance with SFAS No. 86. The Company capitalized software development costs of approximately $1.0 million in each of fiscal 1995, 1996 and 1997, which represented approximately 2%, 1%, and 1% of total research and development expenses in fiscal 1995, 1996, and 1997, respectively. See Note 1 of Notes to Consolidated Financial Statements.

Sales and Marketing

   Sales and marketing expenses increased by 33% from $110.8 million in fiscal 1995 to $147.4 million in fiscal 1996 and by 21% from fiscal 1996 to $177.7 million in fiscal 1997. Sales and marketing expenses represented 38%, 37% and 36% of total revenue in fiscal 1995, 1996 and 1997, respectively. Total expenses increased in each fiscal year due to the expansion of the Company's worldwide sales and marketing organizations, higher incentive compensation associated with increased revenue, and participation in conferences and trade shows. The Company expects that for fiscal 1998, sales and marketing expenses as a percentage of total revenue will be at or slightly below the fiscal 1997 level.

General and Administrative

   General and administrative expenses increased by 26% from $24.6 million in fiscal 1995 to $31.1 million in fiscal 1996 and by 21% from fiscal 1996 to $37.5 million in fiscal 1997. General and administrative expenses represented 8% of total revenue in each of the three years presented. Expenses increased in each year primarily due to an increase in personnel and personnel-related expenses. In addition, in fiscal 1997, the Company recorded additional reserves for receivables from customers considered potentially uncollectible. The Company expects that for fiscal 1998, general and administrative expenses as a percentage of total revenue will be at or slightly below the fiscal 1997 level.

Merger-Related Costs

   In fiscal 1997, in connection with the EPIC merger, the Company recorded related costs of $11.4 million, which included direct transaction fees for investment bankers, attorneys, accountants, and other related costs of $4.7 million, and costs associated with integrating the operations of the two companies of $6.7 million. Included in integration charges were redundant facility costs, computer and other equipment abandonment costs, contract termination charges and other related expenses. Of the $11.4 million of merger-related costs, approximately $8.3 million related to cash expenditures while approximately $3.1 million related to noncash reductions of recorded assets. As of September 30, 1997, there was a balance of $1.2 million in accrued liabilities for future cash expenditures. The Company anticipates that these expenditures will be made in the first quarter of fiscal year 1998.

Other Income

   Other income consists of interest income, interest expense, and miscellaneous income and expense items. Other income was $5.7 million, $8.1 million and $16.3 million in fiscal 1995, 1996, and 1997, respectively. Other income increased in each fiscal year as a result of earnings on higher cash and short-term investment balances. In addition, in fiscal 1997, other income increased as a result of the gain realized upon the sale of Cadence stock.

Income Tax Provision

   The provision for income taxes was $19.7 million, $17.5 million and $41.0 million in fiscal 1995, 1996, and 1997, respectively. The provision for income taxes as a percentage of pretax income was 39%, 56% and 36% in fiscal 1995, 1996, and 1997, respectively. The tax rate in fiscal 1996 was higher than the rates in fiscal 1995 and 1997 primarily due to non-deductible items related to mergers and acquisitions.

Net Income

   The Company reported net income of $31.3 million, $14.0 million and $72.4 million, or 11%, 4%, and 15% of total revenue in fiscal 1995, 1996 and 1997, respectively.

Liquidity and Capital Resources

   As of September 30, 1997, the Company had $362.8 million of cash and short-term investments available to finance future growth. In fiscal 1997, cash and short-term investments increased by $86.7 million primarily attributable to cash flows from operations of $109.6 million, and proceeds from the sale of common stock and a long-term investment of $41.3 million and $15.2 million, respectively. These positive cash flows were partially off-set by capital expenditures of $54.5 million, cash paid on debt obligations of $10.2 million, the repurchase of common stock of $9.5 million, and purchases of long-term investments of $9.0 million.

   In May 1996, the Board of Directors authorized the repurchase of up to 2.0 million shares of the Company's outstanding Common Stock in the open market over the following 24 months. The repurchased shares were used for issuance under the Company's employee stock plans and for other corporate purposes. During fiscal 1996, the Company purchased approximately 361,000 shares at an average price of $41 per share. During fiscal 1997, the Company purchased approximately 205,000 shares at an average price of $46 per share. All repurchased shares were reissued prior to the Company's merger with EPIC in February 1997, at which time the Company announced that it had rescinded its stock repurchase program in order to comply with pooling-of-interests accounting guidance provided in SEC Staff Accounting Bulletin No. 96.

   The Company has three foreign exchange lines of credit totaling $102.5 million which expire in October 1997, June 1998, and June 1999. The Company enters into forward exchange contracts to hedge foreign currency denominated intercompany balances. Gains and losses on these contracts are recognized as incurred and offset the resulting gains and losses on the foreign currency denominated intercompany balances. At September 30, 1997, the Company had outstanding forward contracts in yen and European currencies totaling approximately $18.5 million. The forward exchange contracts are valued at prevailing market rates.

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

   On October 14, 1997, the Company announced its agreement to merge (the "Merger") with Viewlogic Systems, Inc. ("Viewlogic"). The Company expects that the Merger will result in cost savings and beneficial product synergy, but there can be no assurance that these will be achieved. In addition, the Merger may be unsettling to customers, distracting for management and disruptive to employees. Customers may defer purchasing decisions as they evaluate Synopsys' plans for the two companies' product offerings, particularly their timing and test products. The Company believes that a number of its customers have put their purchase decisions on hold until they have the opportunity to learn more about the product plans of the combined company. As a result, the Company's quarterly results could fail to meet analysts' expectations. The dedication of management resources required to complete the Merger and integrate the companies' businesses may distract attention from the day-to-day business of the Company. Employees may experience uncertainty and lack of focus during the pre-merger and integration phases, during which time competitors may intensify their efforts to recruit key employees. In addition, the issuance of Synopsys Common Stock in the Merger and upon the exercise of Viewlogic stock options assumed by Synopsys may cause a dilution of earnings per share which may negatively impact the price of Synopsys Common Stock. There can be no assurance that the integration of Viewlogic's business will be accomplished smoothly, expeditiously or successfully, and the failure to do so could have a have a material adverse effect on the business, financial condition and results of operations of the Company.

   The EDA industry is highly competitive. The Company's products and services compete with similar products and services from other EDA vendors and with other EDA products and services for a share of the EDA budgets of their customers. The Company's products also compete with customers' internally-developed design tools and design capabilities. The Company's competitors include companies that offer a broad range of products and services, such as Cadence Design Systems, Inc. ("Cadence"), Mentor Graphics, Inc. ("Mentor") and Avant! Corporation ("Avant!"), as well as companies, including numerous start-up companies, that offer products focused on a discrete phase of the IC design process. In order to remain successful against such competition, the Company will have to continue to enhance its current products and to develop and introduce new products on a timely and cost-effective basis that are based on industry-leading technology and that address the increasingly sophisticated needs of its customers. The failure to achieve such product enhancement and development would have a material adverse effect on the Company's business, financial condition and results of operations.

   Technology advances and customer requirements are fueling a change in the nature of competition among EDA vendors. Advances in semiconductor technology have created a need for tighter integration between logic design and physical design and for technologies which permit systematic reuse of design blocks in multiple ICs. As a result, the Company expects that competition will increasingly center on "design flows" involving a broad range of products (including both logic and physical design tools) and services rather than individual design tools. No single EDA company currently offers its customers industry-leading products for a complete design flow. The Company offers a wide range of logic design tools but currently offers a relatively limited range of physical design tools, a field which is dominated by Cadence and Avant! In addition, the Company has less capacity than Cadence to offer design consulting services.

   Historically, much of the Company's growth has been attributable to the strength of its logic synthesis products. Opportunities for growth in market share in this area are limited and overall rates of growth appear to be declining. The Company is seeking to add new products to its portfolio. Among the most important new products offered by the Company are its Behavioral Compiler, Cell-Based Array, PrimeTime timing estimator and Cyclone simulation accelerator products. These products have achieved initial customer acceptance, but the Company will only derive significant revenue from these products if they are accepted by a broad range of customers. The development of new products involves significant risks and uncertainties and success cannot be assumed. In June 1997, the Company sold its hardware emulator business, based on technology acquired by the Company in June 1995, as a result of uncertainties over the long-term competitiveness of such technology. There can be no assurance that the Company's other new products will be competitive or gain customer acceptance, and the failure of such products to prove competitive or to gain customers' acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company's business has benefited from the rapid worldwide growth of the semiconductor industry. Purchases of the Company's products are largely dependent upon the commencement of new design projects by semiconductor manufacturers and their customers. The semiconductor industry has experienced moderate growth in 1997 and the outlook for 1998 is uncertain. Slower growth in the semiconductor industry, and/or a reduced number of design starts, could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company attempts to manage its business to achieve quarter-to-quarter revenue and earnings growth. In recent years, achieving predictable revenue and earnings growth has become more difficult. Quarterly revenue and earnings are affected by a number of factors, including customer product demand, product license terms, the size of the Company's backlog, and the timing of revenue recognition. In recent years, the Company's orders have become more seasonal, with the first quarter of the Company's fiscal year traditionally being the weakest and with higher volumes in the second and fourth quarters. The Company increasingly receives a disproportionate volume of orders in the last month of the quarter, a trend which has grown more pronounced in recent quarters and is expected to continue. The Company also has become more dependent upon large orders. In addition, an increasing amount of the Company's orders involve products and services which yield revenue over multiple quarters (often extending beyond the current fiscal year) or upon completion of performance rather than at the time of sale, including time-based product licenses, consulting services, development contracts and royalties. Because of these trends, the Company's ability to convert orders, particularly those received late in a quarter, or backlog to revenue in any quarter is less certain, and the Company is more vulnerable to delays in individual large orders, than it historically has been. It is therefore possible for the Company to fall short in its revenue and/or earnings plan for a given quarter even while orders and backlog remain on plan. Ultimately, long-term revenue and earnings growth is dependent upon the successful development and sale of the Company's products and services over a sustained period of time.

   The Company's operating expenses are based in part on its expectations of future revenue, and expense levels are generally committed in advance of revenue. The Company expects to continue to increase operating expenses in order to generate and support continued growth in revenue. If the Company is unsuccessful in generating such revenue, the Company's business, financial condition and results of operations are likely to be materially adversely affected. Net income in a given quarter or fiscal year may be disproportionately affected by a reduction in revenue growth because only a small portion of the Company's expenses varies with its revenue.

   In recent years, international revenue has accounted for approximately 50% of the Company's revenue. The Company expects that international revenue will continue to account for a significant portion of its revenue in the future. As a result, changes in foreign currency exchange rates and changes in regional or worldwide economic or political conditions could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, revenue from sales in Japan during fiscal 1997 was adversely affected by the weakness of the yen against the dollar. Continued weakness of the yen could adversely affect revenue from Japan during fiscal 1998. In recent months, the currencies of many countries in the Asia Pacific region have lost significant value against the dollar, notably the currencies of Korea and Taiwan, each of which are important markets for the Company in the Asia Pacific region. As a result, the Company's sales in these countries could be adversely affected. More generally, recent instability in Asian currency and stock market economies, could adversely affect the economic health of the entire region and could have an adverse effect on the Company's results of operations.

   In February 1996, the Company entered into a six-year joint development and license agreement with International Business Machines Corporation ("IBM"), pursuant to which the Company and IBM agreed to develop certain new products that the Company believes are important to the long-term growth of its business. The first joint product resulting from the alliance, PrimeTime, was introduced in June 1997. The Company has not previously entered into a joint development agreement of this scope. Joint development of products is subject to risks and uncertainties over and above those affecting internal development, and there can be no assurance that the Company's joint development efforts will be successful.

    As of September 30, 1997, the Company held 674,000 shares of Cadence common stock, which were acquired as a result of the Company's investments in Cooper & Chyan Technology, Inc. ("CCT") in May 1996 and April 1997 and CCT's subsequent acquisition by Cadence. The average basis of these shares is $17.11 per share. Following announcement of the Cadence-CCT merger, the Company commenced a program of selling its CCT (now Cadence) shares in an amount per quarter sufficient to generate a profit of $2 million per quarter. The price of Cadence stock, and thus the value of the Company's investment, is subject to significant fluctuation. The number of Cadence shares the Company is required to sell in order to generate $2 million in profit in any fiscal quarter, the number of quarters that the Company will be able to generate such profits, and the total gain that the Company may be able to realize on sales of its Cadence shares depends upon the price of Cadence common stock at the time of sale.

   The Company's success is dependent on technical and other contributions of key employees, including individuals who joined the Company in connection with the acquisition of EPIC Design Technology, Inc. ("EPIC") and who will join the Company in connection with its merger with Viewlogic. In particular, there is a limited number of qualified EDA engineers, and the competition for such individuals is intense. There can be no assurance that the Company can continue to recruit and retain such key personnel. Failure to successfully recruit and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company has adopted a number of provisions that could have antitakeover effects. In September 1997, the Board of Directors adopted a Preferred Shares Rights Plan, commonly referred to as a "poison pill." In addition, the Board of Directors has the authority, without further action by its stockholders, to fix the rights and preferences of, and issue shares of, authorized but undesignated shares of Preferred Stock. This provision and other provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and Bylaws and the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the stockholders of the Company might otherwise receive a premium for their shares over then current market prices.

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

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of Synopsys, Inc.:

   We have audited the accompanying consolidated balance sheets of Synopsys, Inc. and subsidiaries as of September 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of EPIC Design Technology, Inc., a company acquired by Synopsys, Inc. in a business combination accounted for as a pooling of interests as described in Note 3 to the consolidated financial statements, which statements reflect total assets constituting 12% as of September 30, 1996, and total revenues constituting 9% and 11% in fiscal 1995 and 1996, respectively, of the related consolidated totals. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPIC Design Technology, Inc., is based solely on the report of the other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synopsys, Inc. and subsidiaries as of September 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.

                              KPMG Peat Marwick LLP

Palo Alto, California
October 17, 1997

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of EPIC Design Technology, Inc.:

We have audited the consolidated balance sheet of EPIC Design Technology, Inc. and subsidiaries as of September 30, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period then ended (none of which are presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EPIC Design Technology, Inc. and subsidiaries at September 30, 1996, and the results of their operations and their cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
October 11, 1996

CONSOLIDATED STATEMENTS OF INCOME

                                                  YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)        1995          1996          1997
                                          ---------     ---------     ---------
Revenue:
  Product                                 $ 201,605     $ 267,231     $ 318,603
  Service                                    88,898       130,188       180,542
                                          ---------     ---------     ---------
       Total revenue                        290,503       397,419       499,145
                                          ---------     ---------     ---------
Cost of revenue:
  Product                                    16,885        18,181        25,031
  Service                                    16,026        24,064        35,405
                                          ---------     ---------     ---------
       Total cost of revenue                 32,911        42,245        60,436
                                          ---------     ---------     ---------
Gross margin                                257,592       355,174       438,709
Operating expenses:
  Research and development                   64,559        94,814       115,038
  Sales and marketing                       110,751       147,371       177,739
  General and administrative                 24,563        31,053        37,471
  Merger-related costs                           --            --        11,400
  In-process research and
    development                              12,461        58,506            --
                                          ---------     ---------     ---------
       Total operating expenses             212,334       331,744       341,648
                                          ---------     ---------     ---------
Operating income                             45,258        23,430        97,061
                                          ---------     ---------     ---------
Other income (expense):
  Interest and other income                   7,104         9,662        18,385
  Interest and other expense                 (1,374)       (1,559)       (2,080)
                                          ---------     ---------     ---------
       Total other income                     5,730         8,103        16,305
                                          ---------     ---------     ---------
Income before income taxes                   50,988        31,533       113,366
Income tax provision                         19,698        17,511        40,972
                                          ---------     ---------     ---------
Net income                                $  31,290     $  14,022     $  72,394
                                          =========     =========     =========
Earnings per share                        $     .62     $     .28     $    1.34
                                          =========     =========     =========

Weighted average common shares
    and equivalents where dilutive           50,199        50,917        54,039
                                          =========     =========     =========


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                  SEPTEMBER 30,
(IN THOUSANDS, EXCEPT SHARE DATA)                              1996         1997
                                                             ---------     ---------
ASSETS
Current assets:
  Cash and cash equivalents                                  $  47,163     $  78,278
  Short-term investments                                       228,931       284,492
                                                             ---------     ---------
    Cash and short-term investments                            276,094       362,770
  Accounts receivable, net of allowances of
    $3,877 and $6,452, respectively                             67,385        87,949

  Prepaid expenses, deferred taxes and other                    22,648        35,372
                                                             ---------     ---------
    Total current assets                                       366,127       486,091
Property and equipment, net                                     56,033        76,703
Capitalized software development costs, net of
  accumulated amortization of $2,805 and
  $3,826, respectively                                           1,146         1,125
Long-term investments                                           30,495        54,830
Other assets                                                     9,957        10,938
                                                             ---------     ---------
      Total assets                                           $ 463,758     $ 629,687
                                                             =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $  12,600     $  16,150
  Accrued liabilities                                           70,408        78,211
  Current portion of long-term debt                             11,580         8,908
  Income taxes payable                                          13,629        30,053
  Deferred revenue                                              69,770        72,391
                                                             ---------     ---------
    Total current liabilities                                  177,987       205,713
Long-term debt                                                  15,970         8,996
Deferred compensation                                               --         3,205
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value; 2,000,000
    shares authorized and no shares outstanding                     --            --
  Common stock, $.01 par value; 100,000,000 shares
    authorized; 50,646,000 and 52,706,000 shares
    outstanding, respectively                                      506           527
  Additional paid-in capital                                   196,693       263,933
  Retained earnings                                             64,833       131,356
  Deferred stock compensation                                     (110)           --
  Cumulative translation adjustment                               (402)         (704)
  Net unrealized gain on investment                              8,281        16,661
                                                             ---------     ---------
    Total stockholders' equity                                 269,801       411,773
                                                             ---------     ---------
       Total liabilities and stockholders' equity            $ 463,758     $ 629,687
                                                             =========     =========


See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  PREFERRED STOCK      COMMON STOCK     ADDITIONAL
                                                                                  ----------------   ----------------    PAID-IN
                                                                                  SHARES   AMOUNT    SHARES    AMOUNT    CAPITAL
                                                                                  ------   -------   -------   ------   ----------
Balance at September 30, 1994...................................................  2,982    $1,815     40,470    $405     $ 97,302
Conversion of preferred stock to common stock
  by merged Company.............................................................  (2,982)  (1,815)     2,982      30        1,785
Issuance of Common Stock in public offering of
  merged Company, net of issuance costs.........................................     --        --      2,246      22       17,358
Issuance of common stock in connection with
  acquisition...................................................................     --        --        138       1        3,616
Net exercise of warrants........................................................     --        --          7      --           90
Stock issued under stock option and stock
  purchase plans................................................................     --        --      2,210      22       20,422
Tax benefit associated with exercise of stock
  options.......................................................................     --        --         --      --        8,523
Amortization of deferred stock compensation.....................................     --        --         --      --           --
Translation adjustment..........................................................     --        --         --      --           --
Unrealized gain on investments, net.............................................     --        --         --      --           --
Net income......................................................................     --        --         --      --           --
                                                                                  ------   -------   -------   ------   ----------
Balance at September 30, 1995...................................................     --        --     48,053     480      149,096
Acquisition of treasury stock...................................................     --        --       (361)     --           --
Issuance of common stock in connection with
  acquisition...................................................................     --        --        545       5       14,506
Stock issued under stock option and stock
  purchase plans................................................................     --        --      2,409      21       24,484
Tax benefits associated with exercise of stock
  options.......................................................................     --        --         --      --        8,607
Amortization of deferred stock compensation.....................................     --        --         --      --           --
Translation adjustment..........................................................     --        --         --      --           --
Unrealized gain on investments, net.............................................     --        --         --      --           --
Net income......................................................................     --        --         --      --           --
                                                                                  ------   -------   -------   ------   ----------
Balance at September 30, 1996...................................................     --        --     50,646     506      196,693
Acquisition of treasury stock...................................................     --        --       (205)     --           --
Stock issued under stock option and stock
  purchase plans................................................................     --        --      2,265      21       37,656
Tax benefits associated with exercise of stock
  options.......................................................................     --        --         --      --       29,584
Amortization of deferred stock compensation.....................................     --        --         --      --           --
Translation adjustment..........................................................     --        --         --      --           --
Unrealized gain on investments, net.............................................     --        --         --      --           --
Net income......................................................................     --        --         --      --           --
                                                                                  ------   -------   -------   ------   ----------
Balance at September 30, 1997...................................................     --    $   --    $52,706    $527     $263,933
                                                                                  ======   =======   =======   =======  =========

                                                                     DEFERRED
                                                                      STOCK       CUMULATIVE    UNREALIZED
                                                         RETAINED    COMPEN-      TRANSLATION     GAIN ON      TREASURY
                                                         EARNINGS    SATION       ADJUSTMENT    INVESTMENTS     STOCK      TOTAL
                                                         --------    -------      -----------   -----------    --------   --------
Balance at September 30, 1994.......................     $28,802      $(347)         $(612)       $    --      $     --   $127,365
Conversion of preferred stock to common stock
  by merged Company.................................          --         --             --             --            --         --
Issuance of Common Stock in public offering of
  merged Company, net of issuance costs.............          --         --             --             --            --     17,380
Issuance of common stock in connection with
  acquisition.......................................          --         --             --             --            --      3,617
Net exercise of warrants............................          --         --             --             --            --         90
Stock issued under stock option and stock
  purchase plans....................................          --         --             --             --            --     20,444
Tax benefit associated with exercise of stock
  options...........................................          --         --             --             --            --      8,523
Amortization of deferred stock compensation.........          --        144             --             --            --        144
Translation adjustment..............................          --         --            364             --            --        364
Unrealized gain on investments, net.................          --         --             --             10            --         10
Net income..........................................      31,290         --             --             --            --     31,290
                                                         --------    -------      -----------   -----------    --------   --------
Balance at September 30, 1995.......................      60,092       (203)          (248)            10            --    209,227
Acquisition of treasury stock.......................          --         --             --             --       (14,817)   (14,817)
Issuance of common stock in connection with
  acquisition.......................................          --         --             --             --            --     14,511
Stock issued under stock option and stock
  purchase plans....................................      (9,281)        --             --             --        14,817     30,041
Tax benefits associated with exercise of stock
  options...........................................          --         --             --             --            --      8,607
Amortization of deferred stock compensation.........          --         93             --             --            --         93
Translation adjustment..............................          --         --           (154)            --            --       (154)
Unrealized gain on investments, net.................          --         --             --          8,271            --      8,271
Net income..........................................      14,022         --             --             --            --     14,022
                                                         --------    -------      -----------   -----------    --------   --------
Balance at September 30, 1996.......................      64,833       (110)          (402)         8,281            --    269,801
Acquisition of treasury stock.......................          --         --             --             --        (9,489)    (9,489)
Stock issued under stock option and stock
  purchase plans....................................      (5,871)        --             --             --         9,489     41,295
Tax benefits associated with exercise of stock
  options...........................................          --         --             --             --            --     29,584
Amortization of deferred stock compensation.........          --        110             --             --            --        110
Translation adjustment..............................          --         --           (302)            --            --       (302)
Unrealized gain on investments, net.................          --         --             --          8,380            --      8,380
Net income..........................................      72,394         --             --             --            --     72,394
                                                         --------    -------      -----------   -----------    --------   --------
Balance at September 30, 1997.......................     $131,356     $  --          $(704)       $16,661      $     --   $411,773
                                                         ========    ========     ==========    ==========     ========   ========


          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)
                                                                      1995          1996          1997
                                                                   ---------     ---------     ---------
Cash flows from operating activities:
      Net income                                                   $  31,290     $  14,022     $  72,394
      Adjustments to reconcile net income to
         net cash provided by operating activities:

              Depreciation and amortization                           16,689        20,925        30,380
              Interest accretion on notes payable                         --           470           526
              Provision for doubtful accounts and sales returns          913           848         2,574
              Tax benefit associated with stock options                8,523         8,607        29,584
              Deferred revenue                                        11,687        13,179         2,621
              Deferred taxes                                          (2,243)      (12,696)      (20,813)
              Noncash merger-related costs                                --            --         3,084
              In-process research and development                     12,461        58,506            --
              Gain on sale of long-term investment                        --            --        (8,000)
              Net changes in operating
                assets and liabilities:
                Accounts receivable                                  (10,358)      (22,433)      (23,138)
                Prepaid expenses and other                              (169)       (3,420)       (5,155)
                Other assets                                             793        (3,043)       (1,514)
                Accounts payable                                         832         3,148         3,550
                Accrued liabilities                                    7,415        20,263         3,860
                Income taxes payable                                   6,449         3,307        16,424
                Deferred compensation                                     --            --         3,205
                                                                   ---------     ---------     ---------
                  Net cash provided by operating activities           84,282       101,683       109,582
                                                                   ---------     ---------     ---------
Cash flows from investing activities:
      Proceeds from sale of long-term investment                          --            --        15,248
      Proceeds from sale of business unit                                 --            --         5,000
      Purchases of long-term investments                                  --       (17,500)       (9,019)
      Purchases and maturities of short-term investments             (44,935)      (93,499)      (55,541)
      Purchases of property and equipment                            (22,650)      (43,117)      (54,486)
      Purchase of technology                                              --       (11,500)           --
      Cash acquired in business acquisition                           (6,201)           67            --
      Capitalization of software development costs                    (1,000)       (1,000)       (1,000)
                                                                   ---------     ---------     ---------
                  Net cash used in investing activities              (74,786)     (166,549)      (99,798)
                                                                   ---------     ---------     ---------
Cash flows from financing activities:
      Principal payments on debt obligations                              (4)       (5,481)      (10,173)
      Proceeds from sale of common stock, net                         37,914        30,041        41,295
      Purchases of treasury stock                                         --       (14,817)       (9,489)
                                                                   ---------     ---------     ---------
                  Net cash provided by financing activities           37,910         9,743        21,633
                                                                   ---------     ---------     ---------
Effect of exchange rate changes on cash                                  364          (154)         (302)
                                                                   ---------     ---------     ---------
Net increase (decrease) in cash and cash equivalents                  47,770       (55,277)       31,115
Cash and cash equivalents, beginning of year                          54,670       102,440        47,163
                                                                   ---------     ---------     ---------
Cash and cash equivalents, end of year                             $ 102,440     $  47,163     $  78,278
                                                                   =========     =========     =========
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
         Interest                                                  $      --     $     685     $     731
         Income taxes                                              $   5,078     $  17,206     $  15,812
      Non-cash transactions:
         Purchase of technology for notes                          $      --     $  28,500     $      --


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Nature of Operations. Synopsys, Inc. (Synopsys or the Company) is a leading supplier of electronic design automation (EDA) solutions to the global electronic market. The Company provides comprehensive design technologies to creators of advanced integrated circuits, electronic systems, and systems on a chip. The Company also provides consulting services and support to its customers to streamline overall design process and accelerate time-to-market.

   Fiscal Year End. The Company has a fiscal year that ends on the Saturday nearest September 30. Fiscal 1995, 1996, and 1997 were 52-week years. For presentation purposes, the consolidated financial statements and notes refer to the calendar month end.

   Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Foreign Currencies. The functional currency of Synopsys' foreign subsidiaries is the local currency. Synopsys translates all assets and liabilities to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenue and expenses are translated at the average exchange rates prevailing during the period. Gains and losses resulting from the translation of the foreign subsidiaries' financial statements are reported as a separate component of stockholders' equity.

   The Company has three foreign exchange lines of credit totaling $102,500,000, which expire in October 1997, June 1998, and July 1998. The Company enters into forward exchange contracts to hedge foreign currency denominated intercompany balances. Gains and losses on these contracts are recognized as incurred and offset the resulting gains and losses on the foreign currency denominated intercompany balances. At September 30, 1997, the Company had outstanding forward contracts in yen and European currencies totaling approximately $18,462,000. The forward exchange contracts are valued at prevailing market rates. The unrealized gains and losses and the net realized gains and losses resulting from hedging intercompany balances were not significant.

   Revenue Recognition. Revenue consists of fees for licenses and subscriptions of the Company's software products, sales of system products, maintenance and support, customer training, and consulting. Product revenue is recognized upon shipment or upon fulfillment of non-standard acceptance terms, if any. If the Company ships products with a temporary access key for software usage, revenue is deferred until the Company provides a production key and collectibility is reasonably assured. Revenue from subscriptions is deferred and recognized ratably over the term that subscription services are provided, generally twelve months. Maintenance and support revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Revenue from customer training and consulting is recognized as the service is performed. Cost of product revenue includes cost of production personnel, product packaging, documentation, amortization of capitalized software development costs, and costs of the Company's systems products. Cost of service revenue includes personnel and the related costs associated with providing such service.

   Accounts receivable include amounts due from customers for which revenue has been recognized. Deferred revenue includes amounts received from customers for which revenue has not been recognized.

   Property and Equipment. Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of property and equipment (three to five years) or the term of the applicable lease. Property and equipment detail is as follows:

                                               SEPTEMBER 30,
         (IN THOUSANDS)                       1996          1997
                                          ---------     ---------
         Computer and other equipment     $  80,060     $  96,067
         Furniture and fixtures              11,306        14,757
         Land                                    --        10,450
         Leasehold improvements               9,025        19,701
                                          ---------     ---------
                                            100,391       140,975
         Less accumulated depreciation
           and amortization                 (44,358)      (64,272)
                                          ---------     ---------
                                          $  56,033     $  76,703
                                          =========     =========

   Software Development Costs. Capitalization of computer software development costs begins upon the establishment of technological feasibility. Software development costs capitalized were approximately $1,000,000 in each of fiscal 1995, 1996, and 1997.

   Amortization of computer software development costs is computed as the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Amortization amounted to approximately $879,000, $1,125,000, and $1,021,000 in fiscal 1995, 1996, and
1997, respectively.

   Stock Split. On August 14, 1995, the Company announced a two-for-one stock split of its common stock payable in the form of a stock dividend which was distributed on September 8, 1995, to holders of record on August 25, 1995. All share, per share, authorized, common stock, and additional paid-in capital amounts have been restated for all periods presented to reflect the stock split.

   Earnings per Share. Earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method.

   Cash Equivalents and Investments. The Company considers all highly-liquid investments with a maturity of less than three months at the time of purchase to be cash equivalents. Short-term investments include tax-exempt municipal securities which have underlying maturities of less than one year or contain put options that are either supported by a letter of credit from a top-rated bank or insurance company or are over collateralized for redemption at par at the reset date. Therefore, the underlying maturity for certain items may exceed one year. At September 30, 1997, the underlying maturities of the short-term investments are as follows: $106,844,000 within one year, $10,026,000 within five to ten years, and $167,622,000 after ten years.

   The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All cash equivalents, short-term investments, and noncurrent investments have been classified as available-for-sale securities and consist of the following:


                                                       SEPTEMBER 30, 1996
                                                   UNREALIZED      UNREALIZED      ESTIMATED
         (IN THOUSANDS)               COST           GAINS           LOSSES       FAIR VALUE
                                    ---------      ---------       ---------       ---------
         Classified as current
          assets:
           Tax-exempt com-
            mercial paper           $   6,000      $      --       $      --       $   6,000
           Tax-exempt
            municipal
            obligations               134,000             --             (20)        133,980
           Money market
            preferred stock            77,005             --              --          77,005
           Municipal
            auction rate
            preferred stock            17,946             --              --          17,946
                                    ---------      ---------       ---------       ---------
                                      234,951             --             (20)        234,931

         Classified as
         non-current assets:
           Equity securities           17,525         12,970              --          30,495
                                    ---------      ---------       ---------       ---------
            Total securities        $ 252,476      $  12,970       $     (20)      $ 265,426
                                    =========      =========       =========       =========


                                                      SEPTEMBER 30, 1997
                                                  UNREALIZED      UNREALIZED      ESTIMATED
           (IN THOUSANDS)              COST          GAINS          LOSSES        FAIR VALUE
                                    ---------      ---------       ---------       ---------
         Classified as current
           assets:
           Tax-exempt com-
            mercial paper           $  37,673      $      --       $      --       $  37,673
           Tax-exempt
            municipal
            obligations               191,251             --              --         191,251
           Money market
            preferred stock            49,823             --              --          49,823
           Municipal
            auction rate
            preferred stock            43,418             --              --          43,418
                                    ---------      ---------       ---------       ---------
                                      322,165             --              --         322,165

         Classified as
           non-current assets:
           Equity securities           28,797         26,033              --          54,830
                                    ---------      ---------       ---------       ---------
            Total securities        $ 350,962      $  26,033       $      --       $ 376,995
                                    =========      =========       =========       =========

   At September 30, 1996, $6,000,000 and $228,931,000 are classified as cash equivalents and short-term investments, respectively. At September 30, 1997, $37,673,000 and $284,492,000 are classified as cash equivalents and short-term investments, respectively. The adjustment to unrealized holding gains on available-for-sale securities included as a separate component of stockholders' equity totaled $8,380,000, net of tax, in 1997. Gains and losses on sales of short-term securities have not been material. During fiscal 1997, the Company realized gains on sales of long-term investments of $8,000,000, which are included in interest and other income. See Note 2 of Notes to Consolidated Financial Statements.

   Concentration of Credit Risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investments, and trade receivables. The Company invests its excess cash in municipal obligations, commercial paper, and in money market preferred stock of companies with strong credit ratings. This diversification of risk is consistent with the Company's policy to ensure safety of principal and maintain liquidity.

   The Company sells its products to a large number of customers in diversified industries primarily in the United States, Europe, and the Pacific Rim. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Notes receivable of $4,531,000 have been sold with recourse to a financial institution. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

   Accrued Liabilities. The Company makes estimates and assumptions that affect the reported amounts of accrued liabilities. Actual expenses could differ from these estimates. Accrued liabilities are as follows:

                                              SEPTEMBER 30,
         (IN THOUSANDS)                      1996       1997
                                           -------      -------
         Payroll and related benefits      $36,309      $46,452
         Accrued merger costs                4,433        1,237
         Other accrued liabilities          29,666       30,522
                                           -------      -------
                                           $70,408      $78,211
                                           =======      =======

   Stock-based Compensation. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees." In fiscal 1997, the Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which require the disclosure of pro forma net income and earnings per share as if the Company adopted the fair value-based method in measuring compensation expense as of the beginning of fiscal 1996.

   Income Taxes. The Company accounts for income taxes using the asset-and-liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance must be established.

   Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

   Fair Value of Financial Instruments. The Financial Accounting Standards Board's SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's cash, accounts receivable, accounts payable, long-term debt and foreign currency contracts, approximates the carrying amount.

   Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. On October 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The adoption of SFAS No. 121 did not have a material effect on the Company's results of operations.

   New Accounting Pronouncements. The Financial Accounting Standards Board recently issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the presentation of basic earnings per share (EPS) and for companies with complex capital structures or potentially dilutive securities, diluted EPS. SFAS No. 128 is effective for annual and interim periods ending after December 15, 1997. The Company expects that basic EPS will be higher than earnings per share as presented in the accompanying consolidated financial statements and that diluted EPS will not differ materially from earnings per share as presented in the accompanying consolidated financial statements.

   The Financial Accounting Standards Board also has issued SFAS No. 129, "Disclosure of Information about Capital Structure," which will be effective in fiscal 1998 and SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which will be effective in fiscal 1999. These new accounting standards are for disclosure purposes only.

    In October 1997, the AICPA issued Statement of Position (SOP) 97-2, "Software Revenue Recognition," which supersedes SOP 91-1. The Company will adopt SOP 97-2 for software transactions entered into beginning October 1, 1997. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software products generally is recognized upon delivery of the products. The revenue allocated to postcontract customer support generally is recognized ratably over the term of the support and revenue allocated to service elements generally is recognized as the services are performed. The Company's management anticipates that the adoption of SOP 97-2 will not have a material impact on the Company's results of operations.

   Reclassifications. Certain amounts reported in previous years have been reclassified to conform to the fiscal 1997 presentation.

NOTE 2. PURCHASE OF TECHNOLOGY AND STRATEGIC INVESTMENTS

   In February 1996, the Company and International Business Machines Corporation
(IBM) entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the "IBM Agreement"). Pursuant to the IBM Agreement, the Company acquired certain in-process research and development technology and a non-exclusive license to sublicense and to use certain existing IBM electronic design automation (EDA) technology and the underlying intellectual property, and licensed certain of its EDA-related intellectual property to IBM. In addition, the Company and IBM are jointly developing new EDA products in the areas of synthesis, design planning, and static timing sign-off. PrimeTime, timing analysis software that is the first product under the alliance, was introduced in fiscal 1997. The Company will have sole ownership of synthesis products and the exclusive right to market design planning and static timing products (subject to certain rights of IBM upon termination of the IBM Agreement). In accordance with the IBM Agreement, the Company paid IBM $11,000,000 in cash and issued $30,000,000 in notes, which bear interest at three percent, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in 2006. The notes were recorded at fair value of $28,500,000, using a discount rate commensurate with the risks involved. The Company will also pay royalties on revenues from the sale of new products developed pursuant to the IBM Agreement. As a result of the transaction, the Company incurred an in-process research and development charge of $39,700,000 in fiscal year 1996. As of September 30, 1997, the notes had a balance of $16,996,000, of which $8,996,000 is included in long-term debt.

   In May 1996, the Company purchased 1,207,000 shares, approximately 9.9 percent of the outstanding shares of Cooper and Chyan Technology, Inc. (CCT), for $14.50 per share, pursuant to a strategic relationship between the companies. In April 1997, the Company purchased an additional 86,000 shares for $15.00 per share. In accordance with SFAS No. 115, the investment has been classified as available-for-sale. In May 1997, CCT and Cadence Design Systems, Inc. consummated a merger, whereby each share of CCT was converted to 0.85 shares of Cadence stock. It is currently the Company's intent to dispose of the investment over time, however, there can be no assurance that the Company will be successful in doing so. Accordingly, the investment has been classified as a long-term asset. During fiscal year 1997, the Company sold 457,000 shares of CCT/Cadence stock and realized a gain of $8,000,000.

   During fiscal year 1997, the Company made investments of $3,200,000, $4,000,000 and $600,000 in three privately-held companies. All of these investments are carried at lower of cost or net realizable value and are included in long-term investments.

NOTE 3. MERGERS AND ACQUISITIONS

   In June 1995, the Company acquired all the outstanding securities of ARKOS Design, Inc. ("ARKOS") for approximately $9,300,000 in cash and notes. The acquisition was accounted for by the purchase method of accounting, and the results of operations of ARKOS are included in the Company's consolidated results since the date of the acquisition. In June 1997, the Company sold the ARKOS business to Quickturn Design Systems, Inc. Under the terms of the agreement, the Company provided Quickturn with the technology required to create a register-transfer level front-end for its current and future design verification products and the ARKOS emulation technology in exchange for $5,000,000 in cash and $9,500,000 in Quickturn warrants and common stock. The Quickturn warrants and common stock are classified as available-for-sale securities and are included in long-term investments. There was no gain or loss recorded as a result of this transaction.

     In February 1997, the Company issued approximately 10,346,000 shares of its common stock in exchange for all the outstanding shares of common stock of EPIC Design Technology, Inc. ("EPIC"), a developer of design automation tools for deep-submicron design in the area of integrated circuit power, timing, and reliability analysis. In addition, options to acquire EPIC's common stock were exchanged for options to acquire approximately 1,517,000 shares of the Company's common stock. The merger was accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of EPIC for all periods presented. Total revenue and net income for Synopsys and for EPIC prior to consummation of the merger are as follows:

    (IN THOUSANDS)                            Synopsys        EPIC         Combined
                                              --------        ----         --------
Year ending September 30, 1997
    Total revenue                           $  469,277    $  29,868       $ 499,145
    Net income                                  69,490        2,904          72,394

Year ending September 30, 1996
    Total revenue                              353,500       43,919         397,419
    Net income (loss)                           23,700       (9,678)         14,022

Year ending September 30, 1995
    Total revenue                              265,500       25,003         290,503
    Net income                                  30,300          990          31,290

   In connection with this merger, the Company recorded related costs of $11,400,000, which included direct transaction fees for investment bankers, attorneys, accountants, and other related costs of $4,700,000, and costs associated with integrating the operations of the two companies of $6,700,000. Included in integration charges were redundant facility costs of approximately $680,000, computer and other equipment abandonment and removal costs of approximately $5,220,000, contract termination charges and other related expenses of $300,000 and other miscellaneous expenses of approximately $500,000. Of the $11,400,000 of merger-related costs, approximately $8,300,000 related to cash expenditures while approximately $3,100,000 related to noncash reductions of recorded assets. As of September 30, 1997, there was a balance of $1,237,000 in accrued liabilities for future cash expenditures. The Company anticipates that these expenditures will be made in the first quarter of fiscal year 1998.

   In September 1996, EPIC acquired CIDA Technology, Inc., ("CIDA") a development stage company formed to develop and market IC verification and extraction tools for use by design engineers. EPIC exchanged a total of 729,000 shares of its Common Stock, options to acquire 101,000 shares of its Common Stock, and cash of $3,400,000 for all the outstanding shares of the common stock and options to purchase Common Stock of CIDA for a total purchase price of $17,869,000. The acquisition was accounted for by the purchase method of accounting. The purchase price, acquisition costs and net liabilities assumed total an investment of $20,142,000, of which $18,806,000 was allocated to in-process research and development and taken as a one-time charge to operating expenses in fiscal 1996. The remaining $1,336,000 was allocated to various intangibles, including goodwill, and other assets. Goodwill is amortized on a straight-line basis over a five year period.

NOTE 4. COMMON STOCK

   Stock Repurchase Program. In May 1996, the Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's outstanding common stock in the open market over the following 24 months. The repurchased shares were used for issuance under the Company's employee stock plans and for other corporate purposes. During fiscal 1996, the Company purchased approximately 361,000 shares at an average price of $41 per share. During fiscal 1997, the Company purchased approximately 205,000 shares at an average price of $46 per share. All repurchased shares were reissued prior to the Company's merger with EPIC in February 1997, at which time the Company announced that it had rescinded its stock repurchase program in order to comply with pooling-of-interests accounting guidance provided in SEC Staff Accounting Bulletin No. 96.

   Employee Stock Purchase Plan. Under the Company's 1992 Employee Stock Purchase Plan, 1,750,000 shares have been reserved for issuance as of September 30, 1997. Under the plan, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of: (i) the fair market value of the shares at the beginning of a rolling two-year offering period, or: (ii) the end of each semi-annual purchase period. During fiscal 1995, 1996, and 1997, shares totaling 306,440, 376,493, and 345,821, respectively, were issued under the plan at average prices of $15.32, $17.84, and $30.00 per share, respectively.

   Stock Option Plans. Under the Company's 1992 Stock Option Plan (the Plan), the Board of Directors may grant options or rights to purchase shares of the Company's stock to eligible individuals at not less than 100% of the fair market value of those shares on the grant date. The shares and stock options issued to new employees typically vest 25% after one year with the remaining shares and options vesting on a pro rata basis over the following 36 months, and shares and stock options issued to existing employees typically vest on a pro rata basis over 48 months or 16 quarters. Options expire ten years from the date of grant.

   Under the Company's 1994 Non-Employee Directors Stock Option Plan (the Directors Plan), a total of 250,000 shares have been reserved for issuance. Pursuant to the Directors Plan, each non-employee member of the Board of Directors (the Board) is automatically granted an option to purchase 20,000 shares of the Company's stock upon initial appointment or election to the Board, and 8,000 shares of the Company's stock upon reelection to the Board at not less than 100% of the fair market value of those shares at the grant date. Stock options granted upon appointment or election to the Board vest 25% annually. Stock options granted upon reelection to the Board vest 100% after the fourth year of continuous service.

   In April 1997, the Board of Directors adopted a resolution offering employees the opportunity to exchange their existing stock options for new incentive stock options. The exchange allowed employees other than the Chairman of the Board and Chief Executive Officer to receive options for the same number of shares at $28.19 per share, the current market price at the exchange date. The new options generally vest over 48 months. Option holders elected to exchange 2,456,568 shares under this program.

   The Company has assumed certain option plans in connection with the mergers discussed in Note 3. These options were granted under terms similar to the terms of the Plan at prices adjusted to reflect the relative exchange ratios of the mergers. All former plans were terminated as to future grants upon completion of each of the mergers.

   A summary of the Company's stock option activity for the three years ended September 30, 1997 is as follows:

                                                       OPTIONS OUTSTANDING
                                              -------------------------------------
                                                                   WEIGHTED AVERAGE
                                               SHARES               EXERCISE PRICE
                                               ------              ----------------
       Balances at September 30, 1994         7,208,378                $ 11.35
         Granted                              3,906,619                $ 24.06
         Exercised                           (1,903,301)               $  8.27
         Canceled                              (569,775)               $ 18.08
                                            -----------
       Balances at September 30, 1995         8,641,921                $ 17.26
         Granted                              3,395,045                $ 34.30
         Exercised                           (2,032,078)               $ 11.52
         Canceled                            (1,184,956)               $ 30.09
                                            -----------
       Balances at September 30, 1996         8,819,932                $ 23.42
         Granted                              6,438,452                $ 33.12
         Exercised                           (1,921,199)               $ 16.11
         Canceled                            (3,923,811)               $ 35.84
                                            -----------
       Balances at September 30, 1997         9,413,374                $ 26.39
                                             ==========

   At September 30, 1997, 20,104,515 shares of common stock were authorized for grant and 307,832 shares were available for future grant. Options on 2,490,028, 3,174,299, and 3,188,330 shares were exercisable at September 30, 1995, 1996, and 1997, respectively, with a weighted average exercise price of $10.74, $16.69, and $20.70 per share, respectively.

   The following table summarizes information about options outstanding at September 30, 1997:

                                   OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                          -------------------------------------- ----------------------
                                          WEIGHTED
                                          AVERAGE     WEIGHTED               WEIGHTED
                                         REMAINING     AVERAGE                AVERAGE
                             NUMBER     CONTRACTUAL   EXERCISE     NUMBER    EXERCISE
RANGE OF EXERCISE PRICES  OUTSTANDING       LIFE        PRICE    EXERCISABLE   PRICE
------------------------  -----------   ----------    --------   ----------- ---------
     $ 0.11 - $22.13       2,021,458        6.13       $13.25     1,535,540   $12.45
     $22.19 - $27.50       1,595,148        7.72       $24.79       759,327   $24.53
     $27.75 - $28.19       2,401,203        9.58       $28.18       156,955   $28.18
     $28.25 - $34.00       1,911,803        8.79       $31.84       507,605   $30.62
     $34.31 - $45.75       1,483,762        9.35       $36.08       228,903   $36.20
     ---------------       ---------        ----       ------     ---------   ------
     $ 0.11 - $45.75       9,413,374        8.33       $26.39     3,188,330   $20.70
     ===============       =========        ====       ======     =========   ======

   Pro Forma Information. As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 and its related interpretations. Accordingly, no compensation expense has been recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. Pro forma information regarding the net income and earnings per share is required by SFAS No. 123 as if the Company had accounted for its employee stock plans under the fair value method beginning October 1, 1995.

   Under SFAS No. 123, the weighted average estimated fair value of employee stock options granted during fiscal 1996 and 1997 was $19.45 and $13.05 per share, respectively. The weighted average estimated fair value of purchase rights granted under the Employee Stock Purchase Plan during fiscal 1996 and 1997 was $10.13 and $11.45 per share, respectively. The fair value of each fixed option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                      Stock Option Plans           Stock Purchase Plan
                                       1996         1997            1996          1997
                                       ----         ----            ----          ----
Expected life (in years)               5.4         5.4              1.25         1.25
Risk-free interest rate                6.1%        6.3%             5.6%         5.7%
Volatility                            47.0%       47.0%            47.0%        47.0%
Dividend yield                         0.0%        0.0%             0.0%         0.0%

    If the computed fair values of the 1996 and 1997 awards had been amortized to expense over the vesting period of the awards, pro forma net income and earnings per share would have been as follows:

(in thousands, except per share amounts)           1996               1997
                                                   ----               ----
Net income
     As reported                                 $  14,022          $  72,394
     Pro forma                                   $   4,412          $  48,351

Earnings per share
     As reported                                 $    0.28          $    1.34
     Pro forma                                   $    0.09          $    0.93

   SFAS No. 123 requires the use of option pricing models which were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. In addition, because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to fiscal year 1996, the resulting pro forma compensation cost is not likely to be representative of the effects on pro forma disclosures in future years.

NOTE 5. LEASE COMMITMENTS

   The Company leases its facilities and certain office equipment under operating lease agreements which expire through calendar year 2007. Certain of these leases provide for graduated rental payments, and the Company is amortizing the total rent payments over the lease term on a straight-line basis. At September 30, 1997 future minimum lease payments under operating leases are:
1998 -- $16,699,000; 1999 -- $15,781,000; 2000 -- $15,238,000; 2001 --
$13,923,000; 2002 -- $13,028,000; and $23,029,000 thereafter. Total rent expense under operating leases was approximately $13,021,000, $15,137,000, and $18,677,600 in fiscal 1995, 1996, and 1997, respectively.

NOTE 6. INCOME TAXES

   The Company is entitled to a deduction for federal and state tax purposes with respect to employees' stock option activity. The net reduction in taxes otherwise payable arising from that deduction has been credited to additional paid-in capital.

   At September 30, 1997, the Company had federal research tax credit carryforwards of approximately $300,000 expiring in fiscal year 2012, and alternative minimum tax credit carryforwards of approximately $300,000, which do not expire.

   A net deferred tax asset of $11,547,000 and $27,697,000 is included in prepaid expenses, deferred taxes, and other at September 30, 1996 and 1997, respectively. The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                             SEPTEMBER 30,
(IN THOUSANDS)                                          1996              1997
                                                      --------         --------
Deferred tax assets:
  Net operating loss carryovers                       $    621         $     --
  Tax credit carryovers                                  4,885              672
  Deferred revenue                                      10,891            9,645
  Joint venture and acquisition costs                   12,985            7,912
  Reserves and other
    expenses not currently deductible                   10,996           18,601
  Depreciation and  amortization                            --              599
                                                      --------         --------
  Total gross deferred tax asset                        40,378           37,429
  Less valuation allowance                             (23,741)              --
                                                      --------         --------
  Deferred tax asset                                    16,637           37,429
                                                      --------         --------
Deferred tax liabilities:
  Unrealized foreign exchange gain                          --               --

  Unrealized gain on securities                         (4,669)          (9,372)
  Net capitalized software
    development costs                                     (421)            (360)
                                                      --------         --------
  Deferred tax liability                                (5,090)          (9,732)
                                                      --------         --------
Net deferred tax asset                                $ 11,547         $ 27,697
                                                      ========         ========

    The change in the valuation allowance was a net increase of $7,629,000 during fiscal 1996 and a net decrease of $23,741,000 during fiscal 1997. At September 30, 1997, the Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Income before income taxes consisted of:

                                              YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                        1995              1996              1997
                                    --------          --------          --------
United States                       $ 45,650          $ 26,844          $105,546
Foreign                                5,338             4,689             7,820
                                    --------          --------          --------
                                    $ 50,988          $ 31,533          $113,366
                                    ========          ========          ========

The significant components of the provision for income taxes are as follows:

                                                YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                             1995           1996           1997
                                         --------       --------       --------
 Current:
   Federal                               $  4,983       $ 11,139       $ 20,363
   State                                    1,969          2,086          2,909
   Foreign                                  3,058          3,706          4,266
                                         --------       --------       --------
                                           10,010         16,931         27,538
                                         --------       --------       --------
Deferred:
   Federal                                   (415)        (7,232)       (14,106)
   State                                     (103)        (1,120)        (2,015)
   Foreign                                    (21)           325            (29)
                                         --------       --------       --------
                                             (539)        (8,027)       (16,150)
                                         --------       --------       --------
Reduction in
  goodwill for the foreign
  tax benefit from
  utilization of acquired
  company's tax attributes                  1,704             --             --
Charge equivalent to
   the federal and state
   tax benefit related
   to employee stock options                8,523          8,607         29,584
                                         --------       --------       --------
                                           10,227          8,607         29,584
                                         --------       --------       --------
Provision for
   income taxes                          $ 19,698       $ 17,511       $ 40,972
                                         ========       ========       ========

The provision for income taxes differs from the amount obtained by applying the statutory federal income tax rate to income before income taxes as follows:

                                              YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                              1995          1996           1997
                                         --------       --------       --------
Statutory federal tax                    $ 17,846       $ 11,037       $ 39,678
State tax, net of
  federal benefit                           1,379          1,817          5,668
Tax benefit from
  foreign sales                              (971)        (1,551)        (2,404)
  corporation
Tax exempt income                          (2,110)        (2,947)        (3,487)
Research and
  development
  tax credits                              (1,047)          (503)        (2,788)
Foreign tax in
  excess of U.S.                              370            377          1,501
  statutory tax
Non-deductible
  merger and
  acquisition
  expenses and other                        4,231          9,281          8,239

Change in
  beginning-of-year
  valuation allowance                          --             --         (5,435)
                                         --------       --------       --------
                                         $ 19,698       $ 17,511       $ 40,972
                                         ========       ========       ========

NOTE 7. WORLDWIDE OPERATIONS

    The Company operates in a single industry segment, the development, marketing, and support of electronic design automation software and systems products. The Company markets its products through several wholly-owned foreign subsidiaries.

The Company's operations by geographic area were as follows:

                                               YEAR ENDED SEPTEMBER 30,
(IN THOUSANDS)                             1995           1996          1997
                                        ---------      ---------      ---------
Revenue:
  North America                         $ 251,902      $ 351,829      $ 469,347
  Europe                                   55,038         69,829         85,072
  Pacific Rim                              93,766        120,809        139,999
  Transfers between geographic areas     (110,203)      (145,048)      (195,273)
                                        ---------      ---------      ---------
Consolidated                            $ 290,503      $ 397,419      $ 499,145
                                        =========      =========      =========
Operating income:
  North America                         $  26,563      $  45,561      $  51,973
  Europe                                    9,213          9,496         15,695
  Pacific Rim                              21,943         26,879         40,793
  Corporate and other                     (12,461)       (58,506)       (11,400)
                                        ---------      ---------      ---------
Consolidated                            $  45,258      $  23,430      $  97,061
                                        =========      =========      =========
Identifiable assets:
  North America                         $ 110,448      $ 194,938      $ 221,191
  Europe                                   20,610         24,596         12,296
  Pacific Rim                              32,037         27,956         45,650
  Corporate assets and eliminations       170,257        216,268        350,550
                                        ---------      ---------      ---------
Consolidated                            $ 333,352      $ 463,758      $ 629,687
                                        =========      =========      =========

   Transfers between geographic areas represent both intercompany product and service revenue accounted for at prices representative of unaffiliated party transactions, and export shipments directly to customers. In fiscal 1997, identifiable assets in the Pacific Rim include $24,143,000 of accounts receivable from customers located in Japan. Management believes allowances are adequate to cover any uncollectible amounts. Corporate assets consist primarily of cash and investments. In fiscal 1995, 1996, and 1997, no customer accounted for more than ten percent of revenue.

NOTE 8. SUBSEQUENT EVENT

   On October 14, 1997, the Company announced a definitive agreement to merge with Viewlogic Systems, Inc., a worldwide supplier of electronic design automation software. The transaction will result in 0.6521 shares of Synopsys Common Stock being issued in exchange for each share of Viewlogic Common Stock outstanding on the effective date of the merger. Additionally, outstanding options to purchase Viewlogic Common Stock will be exchanged for options to purchase Synopsys Common Stock based on the same exchange ratio. As of September 30, 1997, Viewlogic had approximately 17,079,000 shares of Common Stock outstanding. The transaction is subject to stockholder approval. The merger is intended to be accounted for as a pooling of interests.