Form 10-K, Exhibit 13
period 1998-09-30
SYNOPSYS INC
filed 1998-12-23
CIK 883241

                                                                    Exhibit 13.1

SYNOPSYS, INC.

FINANCIAL SUMMARY

                                                               As of or For The Year Ended September 30,
(In thousands, except per share data)                 1998          1997         1996           1995          1994
                                                      ----          ----         ----           ----          ----
Revenue                                             $717,940      $646,956      $525,599      $410,644      $328,644

Income before provision for income taxes and
    extraordinary items (1)                          119,117       133,029        40,228        59,126        31,319

Extraordinary items, net of income tax expense        28,404            --            --            --            --

Provision for income taxes                            55,819        51,043        23,426        22,771        17,210

Net income                                            91,702        81,986        16,802        36,355        14,109

Earnings per share (2)
    Basic                                               1.40          1.31          0.28          0.64          0.30
    Diluted                                             1.34          1.25          0.27          0.59          0.24

Working capital                                      500,340       335,790       238,942       221,425       138,748

Total assets                                         946,627       768,589       584,853       446,443       336,897

Long-term debt                                        13,138         9,191        15,974            63            --

Stockholders' equity                                 660,387       501,543       350,547       287,362       195,297



(1) Includes charges of $33.1 million, $5.5 million, $64.5 million, $12.5 million and $5.9 million for the years ended September 30, 1998, 1997, 1996, 1995 and 1994, respectively, for in-process research and development and other costs. Includes merger-related and other costs of $51.0 million, $11.4 million and $7.4 million for the years ended September 30, 1998, 1997 and 1994, respectively.

(2) The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128) on October 1, 1997. Earnings per share amounts for all periods presented have been restated to conform to SFAS 128 requirements.

SYNOPSYS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein as well as the section entitled "Factors That May Affect Future Results." Except for the historical information presented, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Factors That May Affect Future Results." In addition, past results and trends should not be used by investors to anticipate future results and trends.

RESULTS OF OPERATIONS

Mergers

Subsequent to fiscal 1998, the Company signed a definitive agreement to merge with Everest Design Automation, Inc. (Everest), a developer of integrated circuit routing software and related technology. The Company will exchange approximately 1.4 million shares of its common stock for all the outstanding stock of Everest and will reserve approximately 100,000 shares of its common stock for issuance under Everest's stock option plan, which the Company will assume in the transaction. The business combination will be accounted for as a pooling-of-interests. The Board of Directors rescinded the Company's stock repurchase program in order to comply with pooling-of-interests accounting rules. Retained earnings will be restated as of October 1, 1998 to reflect the pooling-of-interests combination.

In December 1997, the Company issued approximately 11.3 million shares of its common stock in exchange for all the outstanding shares of common stock of Viewlogic Systems, Inc. (Viewlogic), a worldwide supplier of electronic design automation (EDA) software. In addition, options to acquire Viewlogic's common stock were exchanged for options to acquire approximately 2.8 million shares of the Company's common stock. The merger was accounted for as a pooling-of-interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of Viewlogic for all periods presented. On October 2, 1998, the Company sold Viewlogic Systems, Inc. (VSI), the printed circuit board (PCB) /Systems design segment of the Viewlogic business to a management-led buy-out group for $51.9 million in cash. As a result of the transaction, the Company recorded an extraordinary gain of $26.5 million, net of income tax expense, in the fourth quarter of fiscal 1998. The Company retained a minority investment of 14.9% of the fully diluted equity in the new company (See Extraordinary Items).

In February 1997, the Company issued approximately 10.3 million shares of its common stock in exchange for all the outstanding shares of common stock of EPIC Design Technology, Inc. (EPIC), a developer of design automation tools for deep submicron design in the area of integrated circuit power, timing, and reliability analysis. In addition, options to acquire EPIC's common stock were exchanged for options to acquire approximately 1.5 million shares of the Company's common stock. The EPIC merger was accounted for as a pooling-of-interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of EPIC for all periods presented.

Acquisitions

In July 1998, the Company acquired Systems Science, Inc. (SSI), a developer of advanced tools for electronic design verification and test. The acquisition was accounted for as a purchase with the Company exchanging a combination of cash of $26.0 million and notes of $12.0 million. In addition, the Company reserved approximately 318,000 shares of its common stock for issuance under SSI's stock option plan, which the Company assumed in the acquisition. The total purchase price of $47.1 million was allocated to the acquired assets and liabilities based on their estimated fair values as of the date of the acquisition. This includes allocations of $18.2 million to goodwill and other intangible assets, which are being amortized on a straight-line basis, generally over a five-year period. Approximately $28.9 million was allocated to in-process research and development and other costs and charged to operations.

In October 1997, the Company acquired two small privately held companies in the EDA industry, each of which has been accounted for as a purchase. The purchase price, acquisition costs and net liabilities assumed for these acquisitions totaled approximately $4.2 million, which was allocated to in-process research and development and other costs and charged to operations.

Pro forma results of operations have not been presented since the effects of the acquisitions were not material to the Company's consolidated financial position, results of operations or cash flows for the periods presented.

Revenue

Revenue consists of fees for licenses and subscriptions of the Company's software products, sales of system products, maintenance and support, customer training, and consulting. The Company's revenue increased by 11% to $717.9 million in fiscal 1998 from $647.0 million in fiscal 1997 and by 23% from $525.6 million in fiscal 1996 compared to fiscal 1997. The percentage of the Company's total revenue attributable to software and system products decreased to 60% in fiscal 1998 from 63% in fiscal 1997 and 66% in fiscal 1996, primarily due to an increase in the Company's base of installed software and the associated increase in maintenance and support, customer training, and consulting revenue.

Product revenue increased by 6% to $431.0 million in fiscal 1998 from $408.3 million in fiscal 1997 and by 18% from $346.1 million in fiscal 1996 compared to fiscal 1997. For each of the years, these increases were primarily due to increased worldwide licensing and sales of the Company's EDA software products. Service revenue increased by 20% to $287.0 million in fiscal 1998 from $238.7 million in fiscal 1997 and by 33% from $179.5 million in fiscal 1996 compared to fiscal 1997. For each of the years, these increases were primarily attributable to the renewal of maintenance and support contracts for EDA products and growth in customer training and consulting services.

In fiscal 1998, the Company adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition." The provisions of SOP 97-2 have been applied to transactions entered into beginning October 1, 1997 (See Note 1 of Notes to Consolidated Financial Statements). The effect of the adoption of SOP 97-2 was not material.

Revenue from international operations was $279.8 million, $262.2 million and $221.5 million, or 39%, 41% and 42% of total revenue in fiscal 1998, 1997 and 1996, respectively. The decrease in international revenue as a percentage of total revenue in fiscal 1998 compared to fiscal 1997 was due primarily to decreased revenue in Asia/Pacific and Japan as a result of the economic turmoil in many Asia/Pacific markets. This decrease was partially offset by growth in European revenue during fiscal 1998. The decrease in international revenue as a percentage of total revenue in fiscal 1997 compared to fiscal 1996 was due primarily to a decrease in revenue in Japan, which was attributable to a decline in the value of the yen versus the U.S. dollar.

Cost of Revenue

Cost of product revenue includes cost of production personnel, product packaging, documentation, amortization of capitalized software development costs, and costs of the Company's system products. The cost of internally developed capitalized software is amortized based on the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Cost of product revenue remained relatively flat at 5% of total revenue in fiscal 1998 compared to 6% of total revenue in fiscal 1997 and 5% of total revenue in fiscal 1996. Cost of service revenue includes personnel and the related costs associated with providing training and consulting services. Cost of service revenue as a percentage of total revenue was 8% of total revenue in both fiscal 1998 and 1997 and 7% in fiscal 1996. The increase in cost of service from fiscal 1996 was due to the Company's investment in the infrastructure required to expand its training and consulting business during fiscal 1998 and 1997.

Research and Development

Research and development expenses increased by 5% to $154.4 million in fiscal 1998 from $146.6 million in fiscal 1997 and by 22% from $120.0 million in fiscal 1996 compared to fiscal 1997, net of capitalized software development costs. Research and development expenses represented 22%, 23% and 23% of total revenue in fiscal 1998, 1997 and 1996, respectively. The increase in absolute dollars reflects the Company's ongoing research and development efforts in a wide variety of areas, which the Company believes are essential to developing best-in-class EDA solutions and maintaining technological leadership. A significant portion of the increase for each fiscal year was due to the addition of personnel and personnel-related costs. Also, fiscal 1998 included an additional week of operations, which was partially offset by synergies realized from the integration of Viewlogic into Synopsys' operations. The Company anticipates that it will continue to commit substantial resources to research and development in the future, provided that it is able to continue to hire and retain a sufficient number of qualified personnel. If the Company believes that it is unable to enter a particular market in a timely manner, it may license technology from other businesses or acquire other businesses as an alternative to internal research and development. For fiscal 1999, the Company expects that research and development expenses as a percentage of total revenue will be at or slightly below the fiscal 1998 level.

Sales and Marketing

Sales and marketing expenses increased by 2% to $245.4 million in fiscal 1998 from $240.6 million in fiscal 1997 and by 17% from $204.9 million in fiscal 1996 compared to fiscal 1997. Sales and marketing expenses represented 34%, 37% and 39% of total revenue in fiscal 1998, 1997 and 1996, respectively. Total expenses increased in absolute dollars in each fiscal year primarily from personnel and personnel-related costs due to the continued growth of the Company's worldwide sales and marketing organizations and an increase in professional services. Also, fiscal 1998 included an additional week of operations, which was partially offset by synergies realized from the integration of Viewlogic into Synopsys' operations. The Company expects that for fiscal 1999, sales and marketing expenses as a percentage of total revenue will be below the fiscal 1998 level.

General and Administrative

General and administrative expenses remained relatively constant at $47.2 million in fiscal 1998 compared to $47.3 million in fiscal 1997. General and administrative expenses increased in absolute dollars by 13% from $42.0 million in fiscal 1996 compared to fiscal 1997. As a percentage of total revenue, general and administrative expenses were 7%, 7% and 8% in fiscal 1998, 1997 and 1996, respectively. In fiscal 1998, general and administrative expenses included an additional week of operations; however, the associated expense increases were offset by synergies realized from the integration of Viewlogic into Synopsys' operations. In fiscal 1997, general and administrative expenses increased primarily due to an increase in personnel and personnel-related costs necessary to support the Company's infrastructure. The Company expects that for fiscal 1999, general and administrative expenses as a percentage of total revenue will be slightly below the fiscal 1998 level.

Merger-Related and Other Costs

As a result of various business combinations accounted for as a pooling-of-interests in fiscal 1998 and 1997, the Company incurred merger-related and other costs of $51.0 million and $11.4 million, respectively. These expenses related to transaction costs, employee termination and transition costs, legal costs, write-off of equipment and other assets, and redundant facility and other costs. As of September 30, 1998, there was a balance of $3.5 million in accrued liabilities for expected future cash expenditures, which are expected to be paid in the next six months.

In-Process Research and Development and Other Costs

During fiscal 1998, the Company acquired three businesses for an aggregate total of $51.3 million. Of the aggregate purchase price, $33.1 million was allocated to in-process research and development and other costs and charged to operations. Each of these business combinations was accounted for as a purchase.

Other Income, Net

Other income, net was $26.0 million, $24.4 million and $11.6 million, or 4%, 4% and 2% of total revenue in fiscal 1998, 1997 and 1996, respectively. Other income, net increased in each fiscal year primarily due to higher average invested cash and short-term investment balances. In addition, in fiscal 1998 and 1997 other income, net increased due to gains realized on sales of equity investments.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio and long-term debt. The Company does not use derivative financial instruments for speculative or trading purposes. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy. The policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. The Company does not expect any material loss with respect to its investment portfolio.

The table below presents the carrying value and related weighted-average interest rates for the Company's investment portfolio. The carrying value approximates fair value at September 30, 1998. In accordance with the Company's investment policy, all investments mature in fifteen months or less. All of the long-term investments mature in December 1999.

Principal (Notional) Amounts in U.S. Dollars:

                                                         Carrying           Average
(in thousands, except interest rates)                     Amount         Interest Rate
                                                        ---------        -------------
Cash equivalents - fixed rate                            $ 23,806             3.47%
Short-term investments - fixed rate                       440,082             3.83%
Long-term investments - variable rate                         255             3.99%
                                                         --------
   Total investment securities                            464,143             3.81%
Money market funds - variable rate                         37,699             3.69%
                                                         --------
   Total interest bearing instruments                    $501,842             3.80%
                                                         ========

(See Note 3 in accompanying notes to consolidated financial statements for additional information on investment maturity dates, long-term debt and equity price risk related to the Company's long-term investments.)

Foreign Currency Risk

The Company entered into foreign exchange forward contracts to reduce its exposure to currency fluctuations on intercompany foreign currency denominated balance sheet positions during fiscal 1998. The objective of these contracts is to neutralize the impact of the foreign currency exchange rate movements on the Company's operating results. The Company's accounting policy for these instruments is based on the Company's designation of such instruments as hedging transactions. The Company does not use derivative financial instruments for speculative or trading purposes. The Company had $38.4 million of short-term foreign exchange forward contracts denominated in Japanese, Italian, German, French, and British currencies which approximated the fair value of such contracts and their underlying transactions as of September 30, 1998. Looking forward, the Company does not expect any material adverse effect on its consolidated financial position, results of operations, or cash flows resulting from the use of these instruments. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The following table provides information about the Company's foreign exchange forward contracts at September 30, 1998. Due to the short-term nature of these contracts, the contract rate approximates the weighted-average contractual foreign currency exchange rate and the amount in U.S. dollars approximates the fair value of the contract at September 30, 1998. These forward contracts mature in approximately thirty days.

Short-Term Forward Contracts to Sell and Buy Foreign Currencies in
  U.S. Dollars Related to Intercompany Balances:

                                                                       Contract
(in thousands, except for average contract rates)       Amount           Rate
                                                       --------        ---------
Forward Contracts:
  Japanese yen                                         $23,143            135.72
  British pound sterling                                 1,010              1.70
  German mark                                            4,835              1.67
  French franc                                           8,565              5.60
  Italian lira                                             867          1,658.20

The unrealized gain (loss) on the outstanding forward contracts at September 30, 1998 was immaterial to the Company's consolidated financial statements. The realized gain (loss) on these contracts as they matured was not material to the Company's consolidated financial position, results of operations, or cash flows for the periods presented.

Extraordinary Items

During the first quarter of fiscal 1998, the Company recorded an extraordinary gain on extinguishment of debt of $1.9 million, net of income tax expense of $1.0 million, related to the cancellation of certain interest bearing notes issued by the Company to International Business Machines Corporation (IBM).

During the fourth quarter of fiscal 1998, Synopsys completed the partial spin-off of Viewlogic Systems, Inc. (VSI), a company that owns the printed circuit board (PCB)/Systems business of Viewlogic. Synopsys' merger with Viewlogic in December 1997 was accounted for as a pooling-of-interests. The spin-off was accounted for as an extraordinary item, as provided by paragraph 60 of Accounting Principles Board Opinion No. 16 (APB 16), and Synopsys recorded an extraordinary gain, net of income tax expense, of $26.5 million in fiscal 1998 in respect to the spin-off. Synopsys retained common stock equal to 14.9 percent of the fully diluted equity in VSI.

The Company concluded that the disposition of VSI was consistent with its treatment of the Synopsys-Viewlogic merger as a pooling-of-interests. APB 16 (paragraph 48(c)) states that a condition of pooling-of-interests treatment is that at the time of the merger, management did not plan to dispose of any significant part of the assets of the merged entity. The Company concluded that this condition was met because, on the date of the Synopsys-Viewlogic merger, the Company did not plan to dispose of the PCB/Systems business. The Company believed that there would be synergies between the Company's "high-level" integrated circuit design products and VSI's PCB design products. The ultimate decision to spin-off VSI was based on changes in circumstances following the Synopsys-Viewlogic merger.

During the months following the merger, the Company came to realize that certain of its assumptions and expectations regarding the operation of the PCB/Systems business as part of Synopsys were not being fulfilled. The Company's initial intent to retain VSI altered due to changes in circumstances as follows:

      - A number of engineers working in the PCB/Systems business were hired by competitors, and management became concerned that it would lose more if the business remained part of Synopsys.

      - Certain synergies anticipated from operation of the PCB/Systems business as part of Synopsys did not materialize.

      - The revenues of the PCB/Systems business grew more slowly than those of Synopsys' other businesses. Management concluded that the reduction in the Company's overall growth rate caused by the PCB/Systems business was contributing to a market discounting of the Company's stock value.

      - Managers of the PCB/Systems business concluded that the business could grow faster if it was a stand-alone entity, which would allow them to attract and retain key employees.


Accordingly, Synopsys has not changed its accounting for the Viewlogic merger and has reported the gain on the VSI disposition as an extraordinary item.

Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes new standards for reporting and displaying comprehensive income and its components. Synopsys will adopt SFAS 130 as required for its first quarterly filing of fiscal 1999. SFAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation, and major customers. Management is in the process of evaluating the effects of this change on its reporting segments. Synopsys will adopt SFAS 131 as required for its fiscal 1999 annual report.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value would be accounted for based on the use of the derivative and whether it is designated and qualifies for hedge accounting. The Company will be required to implement SFAS 133 for its fiscal 2000. The Company has not determined the impact that SFAS 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.


Liquidity and Capital Resources

Cash, cash equivalents and short-term investments were $599.8 million at September 30, 1998, an increase of $164.9 million from fiscal 1997. The increase is primarily a result of cash generated by operations of $144.1 million, and to a lesser extent, through financing and investing activities, mainly the exercise of stock options and purchases of stock through the employee stock purchase plan of $62.3 million, the sale of VSI for $51.9 million and the sale of long-term investments of $15.2 million. These cash flows were partially offset by cash outflows for investing and financing activities, mainly capital expenditures of $58.0 million, acquisitions of three businesses of $30.4 million, the repurchase of common stock of $12.4 million and cash paid on debt obligations of $7.8 million.

Accounts receivable increased 6% during fiscal 1998, while sales grew by 11%. Days sales outstanding in receivables decreased to 59 days as of September 30, 1998 from 62 days at September 30, 1997. As of September 30, 1998, the Company had sold $12.6 million of its accounts receivable to a financial institution.

At September 30, 1998, the Company had two foreign exchange lines of credit available totaling $70.0 million, which expire in October 1998 and July 1999.

The Company's management believes that its current cash, cash equivalents, short-term investments, lines of credit, and cash generated from operations will satisfy its expected working capital and capital expenditure requirements for at least the next twelve months.

YEAR 2000 READINESS

Year 2000 Problem

The failure of a computer program to accurately process date information beginning on January 1, 2000 is referred to as the "Year 2000 problem." The problem arises because many existing computer programs use two digits rather than four to refer to a year. As a result, these programs may interpret a date that begins with "20" (i.e., any date after December 31, 1999) as a date that begins with a "19" (i.e., one hundred years earlier). This may result in a system failure, miscalculation or other malfunction.

Synopsys has potential Year 2000 issues both as a vendor of software and as a user of software. As a vendor, Synopsys could have Year 2000 issues either if our software were not Year 2000 compliant or our customers have Year 2000 issues that interfere with their purchases of Synopsys' products. As a user of software, Synopsys could have Year 2000 issues if any of the many systems we use to perform key corporate functions - such as financial accounting, billing, payroll and license control - were not Year 2000 compliant.

For the purposes of the following discussion our efforts to identify, assess, fix and test Year 2000 problems relating to our business are referred to as our "Year 2000 Efforts."

State of Readiness

In general, Synopsys' products are not date-sensitive, and therefore are less likely to have Year 2000 issues. We have inspected or tested approximately 80% of our products to determine whether they have Year 2000 problems. None of our tested products experienced significant date-related failures. In addition, we recently opened a dedicated Year 2000 test laboratory, which we will use to test all of our untested products and to maintain Year 2000 compliance of all future products. We do not expect that we will experience significant date-related failures with respect to the products to be tested or, if we do, that we will incur substantial costs to fix such failures. To determine whether our customers' purchases will be affected by Year 2000 issues we have held, and are continuing to hold, discussions with a number of such customers to determine whether our interfaces with such customers are vulnerable to Year 2000 issues.

Synopsys has taken a number of steps to determine whether the internal computer systems and software we rely upon to run our business will have Year 2000 problems. Our efforts have covered both systems that are commonly thought of as "information technology" (IT) systems, including accounting, data processing, and telephone/PBX systems, as well as certain systems that are not commonly thought of as IT systems, such as alarm systems and fax machines.

Our Year 2000 Efforts are being conducted primarily by Synopsys employees and in Synopsys facilities. We began our Year 2000 Efforts in February of 1997. We currently anticipate that they will be completed by June 30, 1999, prior to any currently anticipated impact on our internal computer systems and software. As of September 30, 1998, we had completed approximately 30% of the projects we believe are necessary to fully address potential Year 2000 issues relating to our internal computer systems and software. The remaining projects are in process.

In addition to conducting an assessment of our products and internal systems and software, we have mailed letters to our 200 most important vendors and service providers. As of October 1, 1998, we had received responses from approximately 40% of such third parties. A follow-up phone survey will be conducted with each such vendor and service provider, including those who responded to the initial survey, which we expect to be completed by January 30, 1999. We have requested our third party vendors to be Year 2000 compliant by April 30, 1999. Those suppliers who do not meet this requirement will be replaced by alternate vendors.

In addition to assessing the Year 2000 readiness of our existing software and systems, in the ordinary course of replacing computer equipment and software, we attempt to obtain replacements that are Year 2000 compliant.

Based upon our efforts to date, we believe that certain of the computer equipment and software we currently use will require replacement or modification.

Costs of Readiness

Synopsys has not incurred, and does not expect to incur, material expense in connection with our Year 2000 Efforts. We estimate that the cost of our Year 2000 Efforts, including the costs of our own employees who work on such Year 2000 Efforts, will not exceed $5.9 million. This number is a current estimate based on our Year 2000 Efforts to date. Should we encounter significant unforeseen Year 2000 problems, either in our products or internal systems, or in our customers' operations, this number could increase, perhaps by a material amount. These expenses will be funded from operating cash flows. Such amount represents less than 4.9 percent of our total actual and anticipated IT expenditures for fiscal 1998 through March 31, 2000 (including employee expenses of our IT department). As of September 30, 1998, we had incurred costs of approximately $1.0 million related to our Year 2000 Efforts. All of this amount relates to analysis, repair or replacement of existing software, upgrades of existing software, or evaluation of information received from significant vendors, service providers, or customers. Expansion and upgrade of our internal systems unrelated to our Year 2000 Efforts have not been materially delayed or impacted by our Year 2000 Efforts.

Contingency Plans

Synopsys has begun, but not yet completed, a comprehensive analysis of the operational problems and costs (including loss of revenues) that would be reasonably likely to result from the failure by us and certain third parties to complete efforts necessary to achieve Year 2000 compliance on a timely basis. The most likely worst case scenario has not yet been clearly identified, nor has a contingency plan been developed for dealing with such scenario. We currently plan to complete such analysis and contingency planning by June 30, 1999.

EUROPEAN MONETARY UNIT

The Company's sales to European customers are primarily U.S. dollar based. However, the Company does recognize the emergence of a new monetary unit and the potential importance of such a new monetary unit to its customers residing in the European union. The Company's information systems are capable of functioning in multiple currencies. The Company has already started to make system changes to make all infrastructures capable of operations in the European Monetary Unit. The Company does not expect to incur significant expenses for these system changes. The Company does not expect any disruption in operations due to the European Monetary Unit implementation.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Potential Earnings Fluctuations

We attempt to plan our business to achieve quarter-to-quarter revenue and earnings growth. Achieving predictable revenue and earnings growth is difficult. Quarterly revenue and earnings are affected by many factors, including customer product demand, product license terms, the size of our backlog, and the timing of revenue recognition on products and services sold. The following factors could affect our revenues and earnings per share in a particular quarter or over several quarterly or annual periods:

       - Our orders are seasonal. Historically, our first fiscal quarter ending December 31 is our weakest, and may have a book-to-bill ratio below one.

       - Our products are complex, and before buying them potential customers spend a great deal of time reviewing and testing them. This is particularly true if they are new customers or current customers purchasing a new product or switching from a competitor's product. The sales cycle does not necessarily match quarterly periods, and if by the end of any quarter our sales force has not sold enough new licenses, our orders and revenues could be substantially reduced.

       - Like many companies in the software industry, we receive a disproportionate volume of orders in the last week of a quarter, and recognize a disproportionate amount of revenue in the last week of a quarter. In addition, the proportion of our business attributable to our largest customers is increasing. As a result, if any order, and especially a large order, is delayed beyond the end of a fiscal period, our orders and revenue for that period could be substantially reduced.

      - The accounting rules we are required to follow only permit us to recognize revenue when certain criteria are met. Orders for certain of the Company's products and services, including certain time-based product licenses, consulting services, and software support, yield revenue (or a significant portion thereof) over multiple quarters (often extending beyond the current fiscal year) or upon completion of performance rather than at the time of sale. In addition, in negotiating a purchase order with a customer, we may agree to terms that have the effect of requiring deferral of revenue in whole or in part. As a result, it may be difficult for us to convert orders, particularly those received late in a quarter, or backlog, to revenue in any given quarter. It is therefore possible for the Company to fall short in its revenue and/or earnings plan for a given quarter even while orders and backlog remain on plan.

Competition

The EDA industry is highly competitive. We compete against other EDA vendors, and with customers' internally developed design tools and internal design capabilities, for a share of the overall EDA budgets of our customers. Our competitors include companies that offer a broad range of products and services, such as Cadence Design Systems, Inc. (Cadence), Mentor Graphics, Inc. (Mentor) and Avant! Corporation (Avant!), as well as companies, including numerous start-up companies, that offer products focused on a discrete phase of the integrated circuit (IC) design process. In order to remain successful against such competition, we must continue to enhance our current products and bring to market new products that address the increasingly sophisticated needs of our customers on a timely and cost-effective basis. We also will have to expand our ability to offer consulting services. The failure to enhance existing products, develop and/or acquire new products or to expand our ability to offer such services would have a material adverse effect on our business, financial condition and results of operations.

Technology advances and customer requirements are fueling a change in the nature of competition among EDA vendors. Increasingly, EDA companies compete on the basis of "design flows" involving a broad range of products (including both logic and physical design tools) and services rather than on the basis of individual "point" tools performing a discrete phase of the design process. No single EDA company currently offers its customers industry-leading products in a complete design flow. We offer a wide range of logic design tools but currently offer a relatively limited range of physical design tools. In November 1998 we acquired Everest, a private company developing physical design software. We will need to develop or acquire additional physical design tools in order to offer a complete design flow. We are also attempting to expand our capacity to offer professional services, but for the foreseeable future will continue to have less capacity than Cadence to provide such services. The market for physical design tools is dominated by Cadence and Avant!, both of which are attempting to complete their design flows. Cadence recently acquired Ambit Design Systems, a private company offering synthesis and other logic design products, as well as certain physical design verification products from Lucent Technologies, both of which will increase the direct competition between Synopsys and Cadence. In addition, Cadence's acquisition of logic design products may lead to reductions in purchases of our logic design software by Cadence, which was one of Synopsys' ten largest customers in fiscal 1998. Avant! also recently acquired a private company offering logic synthesis software, which will increase the direct competition between Synopsys and Avant!.

Success of Non-Synthesis Products

Historically, much of the Company's growth has been attributable to the strength of its logic synthesis products. Opportunities for growth in market share in this area are limited, and synthesis revenues are expected to grow more slowly than our target for overall revenue growth. Synthesis and related "design creation" products account for approximately 45-50% of our revenue. As a result, in order to meet our revenue plan, non-synthesis design creation products, high level verification products and deep submicron products and our services business will have to grow faster than our overall revenue growth target.

Our PrimeTime(R) timing analysis, Formality(R) formal verification, Module Compiler(TM) datapath synthesis and VCS(TM) Verilog simulation products are expected to be among the most important contributors to product revenue growth. These products have achieved initial customer acceptance, but we will only derive significant revenue from these products if they are accepted by a broad range of customers. Product success is difficult to predict. The introduction of new products and growth of a market for such products cannot be assured in a highly competitive environment like EDA. In the past we, like all companies, have had products that despite initial successes, have failed to meet our revenue expectations. Expanding our capacity to offer consulting services and our revenues derived therefrom will require us to recruit, hire and train a large number of talented people, and to implement management controls on bidding and executing on services engagements. The consulting business is significantly different than the software business, however, and as indicated by recent layoffs announced by Cadence in its service business, increasing consulting orders and revenue while maintaining an adequate level of profit can be difficult. There can be no assurance that the Company will be successful in expanding revenues from existing or new products at the desired rate or expanding its services business, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

Integration of Acquired Businesses

We have acquired or merged with a number of companies in recent years, including EPIC, Viewlogic, SSI and Everest, and as part of our efforts to expand our product and services offerings we may acquire additional companies in the future. In addition to direct costs, acquisitions pose a number of risks, including potential dilution of earnings per share, problems of integrating the acquired products and employees into our business, the failure to realize expected synergies or cost savings, the drain on management time for acquisition-related activities, possible adverse effects on customer buying patterns due to uncertainties resulting from an acquisition, and assumption of unknown liabilities. While we attempt to review proposed acquisitions carefully and negotiate terms that are favorable to the Company, there is no assurance that any individual acquisition will have the projected effect on the Company's performance.

Dependence on Semiconductor and Electronics Business

Our business has benefited from the rapid worldwide growth of the semiconductor industry. Purchases of our products are largely dependent upon the commencement of new design projects by semiconductor manufacturers and their customers. The outlook for the semiconductor industry for the remainder of calendar year 1998 and 1999 is uncertain, owing in part to adverse economic conditions in Asia and to potential slowing of growth in the United States. A number of the Company's customers have announced layoffs of their employees or the suspension of investment plans, and although the Company has not seen a significant drop-off in demand from these customers, their EDA budgets could be reduced, alone or as part of overall expense control efforts. In addition, there have been a number of mergers in the semiconductor and systems industries, which may reduce the aggregate level of purchases of our products and services by the merged companies. Slower growth in the semiconductor and systems industries, a reduced number of design starts, tightening of customers' operating budgets or continued consolidation among the Company's customers may have a material adverse effect on our business, financial condition and results of operations.

International Exposure

In fiscal 1998, international revenue accounted for 39% of our revenue, after accounting for 41% and 42% of our revenue in fiscal 1997 and 1996, respectively. We expect that international revenue will continue to account for a significant portion of our revenue in the future. As a result, the Company's performance may be negatively affected by changes in foreign currency exchange rates and changes in regional or worldwide economic or political conditions. In particular:

      - Revenue from sales in Japan during fiscal 1998 was adversely affected by the weakness of the yen against the dollar, overall weakness in the Japanese economy, and the deferral of investments in semiconductor facilities and technology by Japanese companies. Continued weakness of the Japanese economy during fiscal 1999 is likely to adversely affect revenue from Japan during the year. The yen has recently strengthened, but the exchange rate for fiscal 1999 remains subject to unpredictable fluctuations. Renewed weakness of the yen could adversely affect revenue from Japan during fiscal 1999.

      - Significant declines in the value of the Korean won during fiscal 1998, and the subsequent economic crisis had a significant adverse affect on our business in Korea during the year, and is likely to continue to affect our orders and revenue from Korea in fiscal 1999. Declines in the currencies of other countries in the Asia Pacific region, particularly Taiwan, have also negatively affected the Company's sales in the region. Continued instability in Asian currency markets and weaknesses in Asian economies would continue to have an adverse effect on our orders and revenues from the Asia Pacific region.

Risk of Joint Development

In February 1996, we entered into a six-year joint development and license agreement with IBM, pursuant to which the two companies agreed to develop certain new products. Joint development of products is subject to risks and uncertainties over and above those affecting internal development. During fiscal 1997, the first joint product resulting from the alliance, PrimeTime, was introduced, and the parties agreed to terminate efforts to develop a product in one of the product areas covered by the Agreement. A second joint product is expected to be introduced in January 1999, and the fourth product to be developed under the agreement has been suspended. Synopsys and IBM are currently discussing the future of the alliance. There can be no assurance that joint development will continue, or that the products developed by the alliance will be successful.

Need to Recruit and Retain Key Personnel

Our success is dependent on technical and other contributions of key employees. We participate in a dynamic industry, with significant start-up activity, and our headquarters is in Silicon Valley, where skilled technical, sales and management employees are in high demand. There are a limited number of qualified EDA engineers, and the competition for such individuals is intense. Experience at Synopsys is highly valued in the EDA industry, and our employees are recruited aggressively by our competitors and by start-up companies. Our salaries are competitive in the market, but under certain circumstances, start-up companies can offer more attractive stock option packages. As a result, we have experienced, and may continue to experience, significant employee turnover. In addition, there can be no assurance that we can continue to recruit and retain key personnel. Failure to successfully recruit and retain such personnel could have a material adverse effect on our business, financial condition and results of operations.

Poison Pill Provisions

The Company has adopted a number of provisions that could have anti-takeover effects. The Board of Directors has adopted a Preferred Shares Rights Plan, commonly referred to as a "poison pill." In addition, the Board of Directors has the authority, without further action by its stockholders, to fix the rights and preferences and issue shares of, authorized but undesignated shares of Preferred Stock. This provision and other provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the stockholders of the Company might otherwise receive a premium for their shares over then current market prices.

Year 2000

Synopsys presently believes that we will not experience significant operational problems arising from the Year 2000 problem (i.e., the inability of certain computer programs to correctly process date information on or after January 1,
2000). However, if unforeseen Year 2000 issues arise with respect to Synopsys products, one or more important customers experiences Year 2000-related problems that interferes with their purchases of Synopsys products, or we are not able to identify and fix Year 2000 problems relating to the computer systems and software we rely on to run our business, we may experience a disruption in our business, which could have a material adverse impact on our business, financial condition and results of operations.

Change in Financial Accounting Standards

We prepare our financial statements in conformity with generally accepted accounting principles (GAAP). GAAP are subject to interpretation by the American Institute of Certified Public Accountants (AICPA), the Securities and Exchange Commission (SEC) and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results, and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to software revenue recognition, purchase and pooling-of-interests accounting for business combinations, employee stock purchase plans and stock option grants have recently been revised or are under review by one or more groups. Changes to these rules, or the questioning of current practices, may have a significant adverse effect on our reported financial results or in the way we conduct our business.

In addition, the preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

              REPORT OF KPMG PEAT MARWICK LLP, INDEPENDENT AUDITORS

To The Board of Directors and Stockholders of Synopsys, Inc.:

We have audited the accompanying consolidated balance sheets of Synopsys, Inc. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of EPIC Design Technology, Inc., a company acquired by Synopsys, Inc. in a business combination accounted for as a pooling-of-interests as described in Note 2 to the consolidated financial statements, which statements reflect total revenues constituting 8% in fiscal 1996, of the related consolidated total. Those consolidated statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPIC Design Technology, Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synopsys, Inc. and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.

                                         KPMG Peat Marwick LLP

Mountain View, California
October 26, 1998

                                 SYNOPSYS, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                                        SEPTEMBER 30,
(in thousands, except share data)                                                 1998                1997
---------------------------------                                               ---------           ---------
ASSETS

Current assets:
         Cash and cash equivalents                                              $ 159,687           $ 126,414
         Short-term investments                                                   440,082             308,416
                                                                                ---------           ---------
           Cash and short-term investments                                        599,769             434,830
         Accounts receivable, net of allowances of $13,210 and $8,213,
           respectively                                                           126,336             119,030
         Prepaid expenses, deferred taxes and other                                42,451              36,580
                                                                                ---------           ---------
           Total current assets                                                   768,556             590,440
Property and equipment, net                                                        99,879              92,079
Long-term investments                                                              38,265              61,056
Other assets                                                                       39,927              25,014
                                                                                ---------           ---------
              Total assets                                                      $ 946,627           $ 768,589
                                                                                =========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
         Accounts payable                                                       $  14,921           $  21,439
         Accrued liabilities                                                      102,354              93,442
         Current portion of long-term debt                                          7,648               8,964
         Income taxes payable                                                      50,313              33,282
         Deferred revenue                                                          92,980              97,523
                                                                                ---------           ---------
           Total current liabilities                                              268,216             254,650
                                                                                ---------           ---------
Long-term debt                                                                     13,138               9,191
Deferred compensation                                                               4,886               3,205
Commitments
Stockholders' equity:
         Preferred stock, $.01 par value; 2,000,000 shares authorized;
           no shares outstanding                                                       --                  --
         Common stock, $.01 par value; 100,000,000 shares authorized;
           66,534,000 and 63,844,000 shares outstanding, respectively                 665                 638
         Additional paid-in capital                                               416,943             334,086
         Retained earnings                                                        242,957             151,664
         Treasury stock, at cost, 318,000 shares outstanding                      (11,184)                 --
         Cumulative translation adjustment                                           (666)             (1,552)
         Net unrealized gain on investments                                        11,672              16,707
                                                                                ---------           ---------
           Total stockholders' equity                                             660,387             501,543
                                                                                ---------           ---------
              Total liabilities and stockholders' equity                        $ 946,627           $ 768,589
                                                                                =========           =========



          See accompanying notes to consolidated financial statements.

                                 SYNOPSYS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                YEARS ENDED SEPTEMBER 30,
(in thousands, except per share data)                                  1998              1997              1996
-------------------------------------                                --------          --------          --------

Revenue:
         Product                                                     $430,979          $408,256          $346,133
         Service                                                      286,961           238,700           179,466
                                                                     --------          --------          --------
              Total revenue                                           717,940           646,956           525,599
                                                                     --------          --------          --------
Cost of revenue:
         Product                                                       36,371            36,777            28,752
         Service                                                       57,396            50,108            36,794
                                                                     --------          --------          --------
              Total cost of revenue                                    93,767            86,885            65,546
                                                                     --------          --------          --------
Gross margin                                                          624,173           560,071           460,053
Operating expenses:
         Research and development                                     154,407           146,613           120,005
         Sales and marketing                                          245,376           240,606           204,920
         General and administrative                                    47,179            47,284            41,999
         Merger-related and other costs                                51,009            11,400                --
         In-process research and development
           and other costs                                             33,069             5,500            64,529
                                                                     --------          --------          --------
              Total operating expenses                                531,040           451,403           431,453
                                                                     --------          --------          --------
Operating income                                                       93,133           108,668            28,600
Other income, net                                                      25,984            24,361            11,628
                                                                     --------          --------          --------
Income before provision for income taxes
       and extraordinary items                                        119,117           133,029            40,228
Provision for income taxes                                             55,819            51,043            23,426
                                                                     --------          --------          --------
Net income before extraordinary items                                  63,298            81,986            16,802
Extraordinary items - gains on extinguishment of debt
       and sale of business unit, net of income tax expense            28,404                --                --
                                                                     --------          --------          --------
Net income                                                           $ 91,702          $ 81,986          $ 16,802
                                                                     ========          ========          ========

Basic earnings per share:
        Net income before extraordinary items                        $   0.97          $   1.31          $   0.28
        Extraordinary items                                              0.43                --                --
                                                                     --------          --------          --------
        Net income                                                   $   1.40          $   1.31          $   0.28
                                                                     ========          ========          ========
        Weighted average common shares                                 65,501            62,413            60,162
                                                                     ========          ========          ========

Diluted earnings per share:
        Net income before extraordinary items                        $   0.93          $   1.25          $   0.27
        Extraordinary items                                              0.42                --                --
                                                                     --------          --------          --------
        Net income                                                   $   1.34          $   1.25          $   0.27
                                                                     ========          ========          ========
        Weighted average common shares
            and equivalents                                            68,427            65,486            62,991
                                                                     ========          ========          ========




          See accompanying notes to consolidated financial statements.

                                 SYNOPSYS, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                    Net
                                               Additional               Deferred    Cumulative   Unrealized
                              Common Stock      Paid-in     Retained      Stock     Translation   Gain on     Treasury
(in thousands)             Shares     Amount    Capital     Earnings  Compensation  Adjustment   Investments    Stock       Total
--------------           ---------  ---------  ---------   ---------    ---------   ---------    ---------    ---------   ---------
Balance at
  September 30, 1995       59,140  $   591    $ 218,875   $  68,030    $  (203)     $    (39)   $     108    $      --   $ 287,362
Acquisition of
  treasury stock             (778)      (7)          --          --         --            --           --      (14,817)    (14,824)
Issuance of common
  stock in connection
  with acquisition            545        5       14,506          --         --            --           --           --      14,511
Stock issued under
  stock option and
  stock purchase plans      2,663       27       20,793      (9,282)        --            --           --       14,817      26,355
Tax benefit associated
  with exercise of
  stock options                --       --        8,967          --         --            --           --           --       8,967
Amortization of
  deferred stock
  compensation                 --       --           --          --         93            --           --           --          93
Translation adjustment         --       --           --          --         --          (320)          --           --        (320)
Adjustment to
  unrealized gain on
  investments, net             --       --           --          --         --            --       11,601           --      11,601
Net income                     --       --           --      16,802         --            --           --           --      16,802
                          -------  -------    ---------   ---------    -------      --------    ---------    ---------   ---------
Balance at
  September 30, 1996       61,570      616      263,141      75,550       (110)         (359)      11,709           --     350,547
Acquisition of
  treasury stock             (440)      (5)          --          --         --            --           --       (9,489)     (9,494)
Stock issued under
  stock option and
  stock purchase plans      2,714       27       40,921      (5,872)        --            --           --        9,489      44,565
Tax benefit associated
  with exercise of
  stock options                --       --       30,024          --         --            --           --           --      30,024
Amortization of
  deferred stock
  compensation                 --       --           --          --        110            --           --           --         110
Translation adjustment         --       --           --          --         --        (1,193)          --           --      (1,193)
Adjustment to
  unrealized gain on
  investments, net             --       --           --          --         --            --        4,998           --       4,998
Net income                     --       --           --      81,986         --            --           --           --      81,986
                          -------  -------    ---------   ---------    -------      --------    ---------    ---------   ---------
Balance at
  September 30, 1997       63,844      638      334,086     151,664         --        (1,552)      16,707           --     501,543
Acquisition of
  treasury stock             (353)      (4)          --          --         --            --           --      (12,403)    (12,407)
Stock options assumed
  in connection with
  acquisition                  --       --        7,636          --         --            --           --           --       7,636
Stock issued under
  stock option and
  stock purchase plans      3,043       31       61,454        (409)        --            --           --        1,219      62,295
Tax benefit associated
  with exercise of
  stock options                --       --       13,767          --         --            --           --           --      13,767
Translation adjustment         --       --           --          --         --           886           --           --         886
Adjustment to
  unrealized gain on
  investments, net             --       --           --          --         --            --       (5,035)          --      (5,035)
Net income                     --       --           --      91,702         --            --           --           --      91,702
                          -------  -------    ---------   ---------    -------      --------    ---------    ---------   ---------
Balance at
  September 30, 1998       66,534  $   665    $ 416,943   $ 242,957    $    --      $   (666)   $  11,672    $ (11,184)  $ 660,387
                          =======  =======    =========   =========    =======      ========    =========    =========   =========

          See accompanying notes to consolidated financial statements.

\
                                 SYNOPSYS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            YEARS ENDED SEPTEMBER 30,
(in thousands)                                                                     1998                1997                1996
--------------                                                                  ---------           ---------           ---------

Cash flows from operating activities:
      Net income                                                                $  91,702           $  81,986           $  16,802
      Adjustments to reconcile net income to net cash
         provided by operating activities:
              Extraordinary gains                                                 (28,404)                 --                  --
              Depreciation and amortization                                        44,152              39,826              28,947
              Interest accretion on notes payable                                     510                 526                 470
              Provision for doubtful accounts and sales returns                     8,431               2,574                 624
              Tax benefit associated with stock options                            13,767              30,024               8,967
              Deferred taxes                                                       (6,617)            (20,811)            (13,015)
              Non-cash merger-related and other costs                               8,367               3,084                  --
              In-process research and development and other costs                  33,069               5,500              64,529
              Gain on sale of long-term investments                                (9,930)            (15,856)             (1,173)
              Net changes in operating assets and liabilities:
                Accounts receivable                                               (25,754)            (25,490)            (20,138)
                Prepaid expenses and other                                           (689)             (3,134)             (7,085)
                Other assets                                                       (6,009)             (1,735)             (2,175)
                Accounts payable and accrued liabilities                            9,432              10,337              32,531
                Income taxes payable                                                1,147              16,424               3,307
                Deferred revenue                                                    9,197               7,020              13,958
                Deferred compensation                                               1,681               3,205                  --
                                                                                ---------           ---------           ---------
                  Net cash provided by operating activities                       144,052             133,480             126,549
                                                                                ---------           ---------           ---------
Cash flows from investing activities:
      Proceeds from sales of long-term investments                                 15,158              22,503               8,460
      Proceeds from sale of business unit                                          51,900               5,000                  --
      Purchases of long-term investments                                           (1,998)            (25,342)            (34,154)
      Purchases and maturities of short-term investments                         (127,849)            (52,886)            (91,971)
      Purchases of property and equipment                                         (58,001)            (61,308)            (50,006)
      Purchase of technology                                                           --                (335)            (10,900)
      Acquisitions (net of cash acquired)                                         (30,354)                 --                  67
      Capitalization of software development costs                                 (2,122)             (4,211)             (3,696)
                                                                                ---------           ---------           ---------
                  Net cash used in investing activities                          (153,266)           (116,579)           (182,200)
                                                                                ---------           ---------           ---------
Cash flows from financing activities:
      Principal payments on debt obligations                                       (7,762)            (11,568)             (8,396)
      Proceeds from sale of common stock, net                                      62,295              44,565              26,355
      Purchases of treasury stock                                                 (12,407)             (9,494)            (14,824)
                                                                                ---------           ---------           ---------
                  Net cash provided by financing activities                        42,126              23,503               3,135
                                                                                ---------           ---------           ---------
Effect of exchange rate changes on cash                                               361              (1,090)               (287)
                                                                                ---------           ---------           ---------
Net increase (decrease) in cash and cash equivalents                               33,273              39,314             (52,803)
Cash and cash equivalents, beginning of year                                      126,414              87,100             139,903
                                                                                ---------           ---------           ---------
Cash and cash equivalents, end of year                                          $ 159,687           $ 126,414           $  87,100
                                                                                =========           =========           =========
Supplemental disclosure of cash flow information:
      Cash paid during the year for:
         Interest                                                               $     770           $     769           $     704
         Income taxes                                                           $  46,206           $  25,215           $  21,181
      Non-cash transactions:
         Purchase of technology for notes                                              --                  --           $  28,500
         Notes payable issued in connection with acquisition                    $  12,000                  --                  --



          See accompanying notes to consolidated financial statements.

                                 SYNOPSYS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Synopsys, Inc. (Synopsys or the Company) is a leading supplier of electronic design automation (EDA) solutions to the global electronics market. The Company provides comprehensive design technologies to creators of advanced integrated circuits, electronic systems, and systems on a chip. The Company also provides consulting services and support to its customers to streamline overall design process and accelerate time-to-market.

Fiscal Year End. The Company has a fiscal year that ends on the Saturday nearest September 30. Fiscal 1998 was a 53-week year. Fiscal 1997 and 1996 were 52-week years. For presentation purposes, the consolidated financial statements and notes refer to the calendar month end.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of revenues, assets and liabilities, disclosure of assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

Cash Equivalents, Fair Values of Financial Instruments and Concentration of Credit Risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investments and trade receivables.

All of the Company's cash equivalents and investments are classified as available-for-sale and are reported at fair value with material unrealized gains and losses, if any, included in stockholders' equity. The fair value of investments is based on quoted market prices. Realized gains and losses are included in other income, net. Cash equivalents have original maturities of three months or less. The Company has cash equivalents and investments with various high quality institutions and, by policy, limits the amount of credit exposure to any one institution.

The Company sells its products worldwide primarily to customers in the semiconductor industry. The Company performs on-going credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations and have not been material in any year. As of September 30, 1998, the Company had sold approximately $12.6 million of its accounts receivable to a financial institution.

The fair value of the Company's cash, accounts receivable, long-term investments, put and call and forward contracts relating to certain of the Company's equity securities, accounts payable, long-term debt and foreign currency contracts, approximates the carrying amount, which is the amount the instrument could be exchanged in a current transaction between willing parties.

Foreign Currency Translation. The functional currency of each of the Company's international subsidiaries is the foreign subsidiary's local currency. Assets and liabilities of the Company's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are reported as a separate component of stockholders' equity. Foreign exchange transaction gains and losses were not material for all periods presented and are included in the results of operations.

Synopsys' international business is an important contributor to the Company's revenue and net profits. However, the majority of Synopsys' international sales are denominated in the U.S. dollar, and an increase in the value of the U.S. dollar relative to foreign currencies could make products sold internationally less competitive. The operating expenses of Synopsys' overseas offices are paid in local currencies and are subject to the effect of fluctuations in foreign currency exchange rates as compared to their respective local currency. The effect of foreign exchange rate fluctuations did not significantly impact the Company's operating results. Financial exposure may nonetheless result, primarily from the timing of transactions and the movement of foreign exchange rates.

Foreign Exchange Hedging. The Company operates internationally and thus is exposed to potentially adverse movements in foreign currency rate changes. In fiscal 1998, the Company entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on the Company's operating results.

These contracts require the Company to exchange currencies at rates agreed upon at the inception of the contracts. The hedge contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with the gains and losses of the hedge contracts. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from changes in currency exchange rate fluctuations.

The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge includes the instrument's effectiveness in risk reduction. Gains and losses on these contracts, all of which are designated and effective as hedges of existing transactions, are recognized in operations in the period in which gains and losses on the underlying transactions occur. The Company does not use derivative financial instruments for speculative or trading purposes. In the event of termination or extinguishment of a contract, associated gains and losses would be recognized in operations in the period in which the contract was terminated or extinguished.

These contracts contain credit risk in that the counterparty may be unable to meet the terms of the agreements. The Company has limited these agreements to major financial institutions to reduce such credit risk. Furthermore, the Company monitors the potential risk of loss with any one financial institution and does not expect any material loss as a result of default by the counterparties.

Revenue Recognition. During the first quarter of fiscal 1998, the Company adopted Statement of Position (SOP) 97-2, "Software Revenue Recognition." The provisions of SOP 97-2 have been applied to transactions entered into beginning October 1, 1997. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software products, including time-based software licenses, generally is recognized upon delivery of the products. The revenue allocated to postcontract customer support
(PCS) is recognized ratably over the term of the support and revenue allocated to service elements is recognized as the services are performed.

In connection with the adoption of SOP 97-2, the Company has analyzed all of the elements included in its multiple-element arrangements and determined that the Company has sufficient evidence to allocate revenue to the license and PCS components of certain of its time-based product licenses. Accordingly, the portion of the time-based license fee allocated to the license component is recognized upon delivery of the software product and the portion of the fee allocated to PCS is recognized ratably over the term of the support. Prior to the adoption of SOP 97-2, all revenue from time-based product licenses was recognized ratably over the term of the license. Software subscriptions continue to be recognized on a ratable basis.

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

Property and Equipment. Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of property and equipment (three to five years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the remaining lease term or the economic useful life of the related asset, whichever is shorter. Property and equipment detail is as follows:

                                          SEPTEMBER 30,
(in thousands)                       1998           1997
-------------                      ---------      ---------

 Computer and other equipment      $ 126,915      $ 125,702
 Furniture and fixtures               15,341         18,792
 Land                                 29,414         10,450
 Leasehold improvements               23,579         19,743
                                   ---------      ---------
                                     195,249        174,687
 Less accumulated depreciation
   and amortization                  (95,370)       (82,608)
                                   ---------      ---------
                                   $  99,879      $  92,079
                                   =========      =========

Software Development Costs. Capitalization of computer software development costs begins upon the establishment of technological feasibility, which is generally the completion of a working prototype. Software development costs capitalized were $2.1 million, $4.2 million and $3.7 million in fiscal 1998, 1997 and 1996, respectively.

Amortization of computer software development costs is computed as the greater of the ratio of current product revenue to the total of current and anticipated product revenue or the straight-line method over the software's estimated economic life of approximately two years. Amortization amounted to $2.2 million, $3.7 million and $3.2 million in fiscal 1998, 1997 and 1996, respectively.

Goodwill. Goodwill represents the excess of the aggregate purchase price over the fair value of the tangible and intangible assets acquired in various acquisitions and is being amortized over the estimated useful life of five years. The Company assesses the recoverability of goodwill by determining whether the amortized asset over its useful life may be recovered through estimated future cash flows. Amortization of goodwill charged to operations was not material in fiscal 1998, 1997 and 1996, respectively.

Accrued Liabilities. Accrued liabilities consist of:

                                              SEPTEMBER 30,
(in thousands)                              1998         1997
--------------                            --------     --------

 Payroll and related benefits             $ 63,865     $ 55,723
 Accrued merger and acquisition costs        3,513        1,237
 Other accrued liabilities                  34,976       36,482
                                          --------     --------
     Total                                $102,354     $ 93,442
                                          ========     ========

Income Taxes. The Company accounts for income taxes using the asset-and-liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance has been established.

Earnings per Share. On October 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share." In accordance with SFAS 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of employee stock options using the treasury stock method. All earnings per share amounts for all periods presented have been restated to conform to SFAS 128 requirements.

Stock-Based Compensation. As permitted under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25 (APB
25), "Accounting for Stock Issued to Employees," in accounting for stock-based awards to employees.

Effect of New Accounting Standards. In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 130 establishes new standards for reporting and displaying comprehensive income and its components. Synopsys will adopt SFAS 130 as required for its first quarterly filing of fiscal 1999. SFAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation, and major customers. Management is in the process of evaluating the effects of this change on its reporting segments. Synopsys will adopt SFAS 131 as required for its fiscal 1999 annual report.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value would be accounted for based on the use of the derivative and whether it is designated and qualifies for hedge accounting. The Company will be required to implement SFAS 133 for its fiscal 2000. The Company has not determined the impact that SFAS 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

Reclassifications. Certain amounts reported in previous years have been reclassified to conform to the fiscal 1998 presentation.

NOTE 2. BUSINESS COMBINATIONS

Mergers

In December 1997, the Company issued approximately 11.3 million shares of its common stock in exchange for all the outstanding shares of common stock of Viewlogic Systems, Inc. (Viewlogic), a worldwide supplier of EDA software. In addition, options to acquire Viewlogic's common stock were exchanged for options to acquire approximately 2.8 million shares of the Company's common stock. In February 1997, the Company issued approximately 10.3 million shares of its common stock in exchange for all the outstanding shares of common stock of EPIC Design Technology, Inc. (EPIC), a developer of design automation tools for deep submicron design in the area of integrated circuit power, timing, and reliability analysis. In addition, options to acquire EPIC's common stock were exchanged for options to acquire approximately 1.5 million shares of the Company's common stock. These mergers were accounted for as pooling-of-interests, and accordingly, the Company's consolidated financial statements have been restated to include the financial position and results of EPIC and Viewlogic for all periods presented.

The following information shows revenue and net income of the separate enterprises through the periods preceding the business combinations and the combined results following the business combinations.

                         YEARS ENDED SEPTEMBER 30,
(in thousands)        1998          1997          1996
---------------     ---------     ---------     ---------
Total revenue:
   Synopsys         $ 639,658     $ 469,277     $ 353,500
   Viewlogic           78,282       147,811       128,180
   Epic                    --        29,868        43,919
                    ---------     ---------     ---------
Combined            $ 717,940     $ 646,956     $ 525,599
                    =========     =========     =========

Net income:
   Synopsys (1)     $  90,157     $  69,490     $  23,700
   Viewlogic            1,545         9,592         2,780
   Epic                    --         2,904        (9,678)
                    ---------     ---------     ---------
Combined            $  91,702     $  81,986     $  16,802
                    =========     =========     =========

    (1) Includes extraordinary gains of $28.4 million, net of income tax expense, in fiscal 1998.

The Company recorded merger-related and other costs of $51.0 million during fiscal 1998. The following table presents the components of merger-related and other costs recorded in fiscal 1998, along with charges against the reserves through September 30, 1998:

                                                                              NON-CASH
                                                                              WRITE-OFF        RESERVE
      (in thousands)                     TOTAL CHARGE      AMOUNTS PAID       OF ASSETS        BALANCE
      --------------                     ------------      ------------       ---------        --------
Transaction costs                          $  9,245         $ (8,292)         $     --          $    953
Employee termination and
  transition costs                           10,975          (10,593)               --               382
Write-off of equipment and
  other assets                                8,367               --            (8,367)               --
Legal and other settlements                   6,894           (6,869)               --                25
Redundant facility and other costs           15,528          (13,375)               --             2,153
                                           --------         --------          --------          --------
       Total                               $ 51,009         $(39,129)         $ (8,367)         $  3,513
                                           ========         ========          ========          ========

In connection with the EPIC merger, the Company recorded merger-related costs of $11.4 million, which included transaction costs of $4.7 million, and costs associated with integrating the operations of the two companies of $6.7 million. Included in integration charges were redundant facility costs of $0.7 million, computer and other equipment abandonment and removal costs of $5.2 million, contract termination charges and other related expenses of $0.3 million and other expenses of $0.5 million. Of the $11.4 million of merger-related expenses, $8.3 million related to cash expenditures while $3.1 million related to non-cash write-off of assets. As of September 30, 1998, all cash expenditures associated with this merger had been paid, and there was no remaining balance in the accrual.

During fiscal 1998, the Company sold VSI, the PCB/Systems design segment of the Viewlogic business to a management-led buy-out group for $51.9 million in cash. As a result of the transaction, the Company recorded an extraordinary gain of $26.5 million, net of income tax expense, in the fourth quarter of fiscal 1998. The Company retained a minority investment of 14.9% (fully diluted) in the new company.

Acquisitions

In July 1998, the Company acquired Systems Science, Inc. (SSI). The acquisition was accounted for as a purchase with the Company exchanging a combination of cash of $26.0 million and notes of $12.0 million. In addition, the Company reserved approximately 318,000 shares of its common stock for issuance under SSI's stock option plan, which the Company assumed in the acquisition. The total purchase price of $47.1 million was allocated to the acquired assets and liabilities based on their estimated fair values as of the date of the acquisition. This includes allocations of $18.2 million to goodwill and other intangible assets, which are being amortized on a straight-line basis, generally over a five-year period. Approximately $28.9 million was allocated to in-process research and development and other costs and charged to operations because the acquired technology had not reached technological feasibility and had no alternative uses.

The Company acquired two small privately held companies in the EDA industry in October 1997, each of which has been accounted for as a purchase. The purchase price, acquisition costs and net liabilities assumed for these acquisitions totaled $4.2 million, which was allocated to in-process research and development and other costs and charged to operations in the first quarter of fiscal 1998 because the acquired technology had not reached technological feasibility and had no alternative uses.

Pro forma results of operations have not been presented since the effects of the acquisitions were not material to the Company's consolidated financial position, results of operations or cash flows for the periods presented.

NOTE 3. FINANCIAL INSTRUMENTS

Cash, cash equivalents and investments. All cash equivalents, short-term investments, and non-current investments have been classified as available-for-sale securities and consist of the following:

                                                                       SEPTEMBER 30, 1998
                                                                   UNREALIZED         UNREALIZED         ESTIMATED
(in thousands)                                      COST             GAINS             LOSSES            FAIR VALUE
--------------                                   ---------         ---------          ---------          ----------
Classified as current assets:
  Tax-exempt commercial paper                    $  23,806         $      --          $      --          $  23,806
  Money market funds                                37,699                --                 --             37,699
  Tax-exempt municipal obligations                 282,542                26                 --            282,568
  Money market preferred stock                     122,975                --                 --            122,975
  Municipal auction rate preferred stock            34,078                --                 --             34,078
  Certificate of deposit                               461                --                 --                461
                                                 ---------         ---------          ---------          ---------
                                                   501,561                26                 --            501,587
Classified as non-current assets:
  Tax-exempt municipal obligations                     253                 2                 --                255
  Equity securities                                 19,820            22,111             (3,921)            38,010
                                                 ---------         ---------          ---------          ---------
                                                    20,073            22,113             (3,921)            38,265
                                                 ---------         ---------          ---------          ---------
   Total securities                              $ 521,634         $  22,139          $  (3,921)         $ 539,852
                                                 =========         =========          =========          =========

                                                                       SEPTEMBER 30, 1997
                                                                  UNREALIZED       UNREALIZED       ESTIMATED
(in thousands)                                     COST             GAINS           LOSSES          FAIR VALUE
--------------                                   --------         --------         --------         --------
Classified as current assets:
  Tax-exempt commercial paper                    $ 37,673         $     --         $     --         $ 37,673
  Tax-exempt municipal obligations                210,123               49               --          210,172
  Money market preferred stock                     49,823               --               --           49,823
  Municipal auction rate preferred stock           43,418               --               --           43,418
  U.S. government obligations                       1,996                7               --            2,003
  Certificate of deposit                            2,000               --               --            2,000
  Corporate annuity                                 1,000               --               --            1,000
                                                 --------         --------         --------         --------
                                                  346,033               56               --          346,089
Classified as non-current assets:
  Tax-exempt municipal obligations                  6,209               17               --            6,226
  Equity securities                                28,797           26,033               --           54,830
                                                 --------         --------         --------         --------
                                                   35,006           26,050               --           61,056
                                                 --------         --------         --------         --------
   Total securities                              $381,039         $ 26,106         $     --         $407,145
                                                 ========         ========         ========         ========

Short-term investments include tax-exempt municipal obligations which have underlying maturities of less than one year or contain put options that are either supported by a letter of credit from a top-rated bank or insurance company or are over-collateralized for redemption at par at the reset date. Therefore, the underlying maturity for certain items may exceed one year. At September 30, 1998, the underlying maturities of the short-term investments are $172.1 million within one year, $6.5 million within five to ten years and $261.5 million after ten years.

At September 30, 1998, $61.5 million and $440.1 million are classified as cash equivalents and short-term investments, respectively. At September 30, 1997, $37.7 million and $308.4 million are classified as cash equivalents and short-term investments, respectively. Realized gains and losses on sales of short-term investments have not been material. During fiscal 1998, the Company realized gains on sales of long-term investments of $13.9 million, which is included in other income, net.

Strategic investments. In May 1996, the Company purchased 1,207,000 shares, approximately 9.9 percent of the outstanding shares of Cooper and Chyan Technology, Inc. (CCT), for $14.50 per share, pursuant to a strategic relationship between the companies. In April 1997, the Company purchased an additional 86,000 shares for $15.00 per share and the investment was classified as available-for-sale. In May 1997, CCT and Cadence Design Systems, Inc. (Cadence) consummated a merger, whereby each share of CCT was converted to 0.85 shares of Cadence stock. During fiscal year 1998, the Company sold 469,000 shares of Cadence stock and realized a gain of $10.0 million. As of September 30, 1998, the Company owns 823,000 shares of Cadence stock.

The Company entered into a put and call contract in the fourth quarter of fiscal 1998 for the sale of 425,000 Cadence shares with prices and expiration dates as follows:

    Date                   Shares          Put Strike     Call Strike
------------------         -------         ----------     -----------

December 15, 1999          105,000         $   27.31      $   33.78
March 15, 2000             105,000         $   27.31      $   34.50
June 15, 2000              105,000         $   27.31      $   35.37
September 15, 2000         110,000         $   26.60      $   35.28

As of September 30, 1998, the fair market value of the puts and calls, based on a quoted market price of $24.625, was $1.1 million, which has been recorded in unrealized gains on investments.

As of September 30, 1998, the Company has an investment in Artisan Components (Artisan) of 594,000 shares, which is included in long-term investments. The Company entered into a forward contract for the sale of its Artisan shares in the third quarter of fiscal 1998. The contract has remaining prices and expiration dates as follows:

    Date                                        Shares           Forward Price
    ----                                        ------           -------------
    December 15, 1998                          148,574              $17.01
    May 4, 1999                                148,574              $17.01
    June 15, 1999                              148,574              $17.01
    September 15, 1999                         148,578              $17.01

As of September 30, 1998, the fair market value of the forward contract, based on a quoted market price of $7.00, was $5.9 million, which has been recorded in unrealized gains on investments.

Foreign exchange hedging. The Company has two foreign exchange lines of credit available totaling $70.0 million, which expire in October 1998 and July 1999. The Company had $38.4 million of short-term foreign exchange forward contracts outstanding which approximated the fair value of such contracts and their underlying transactions at September 30, 1998. These contracts are denominated in Japanese, Italian, German, French and British currencies. The outstanding forward contracts have maturities that expire in approximately one month. The gains and losses on forward exchange contracts are included in earnings when the underlying foreign currency denominated transaction is recognized. Gains and losses related to these instruments at September 30, 1998 were not material. In addition, the Company has not terminated or extinguished any foreign exchange forward contracts. The Company does not anticipate any material adverse effect on its consolidated financial position, results of operations, or cash flows resulting from the use of these instruments.

Long-term debt. During fiscal 1996, the Company and International Business Machines Corporation (IBM) entered into a six-year Joint Development and License Agreement Concerning EDA Software and Related Intellectual Property (the IBM Agreement). In accordance with the IBM Agreement, the Company paid IBM $11.0 million in cash and issued $30.0 million in notes, which bear interest at 3%, and are payable to IBM upon the earlier of achievement of scheduled milestones or at maturity in fiscal 2006. The notes were recorded at fair value of $28.5 million, using a discount rate commensurate with the risks involved. The Company will also pay royalties on revenues from the sale of new products developed pursuant to the IBM Agreement. As a result of the transaction, the Company incurred an in-process research and development charge of $39.7 million in fiscal 1996. In the first quarter of fiscal 1998, the Company and IBM modified the terms of one of the notes which has been accounted for as an extinguishment of debt. Accordingly, the Company recorded an extraordinary gain of $1.9 million, net of income tax expense, related to the extinguishment of the note. As of September 30, 1998, the notes had a balance of $7.4 million, of which $3.2 million is included in long-term debt.

During fiscal 1998, in connection with the acquisition of SSI, the Company issued $14.0 million in notes, which bear interest at 6.6%, and are payable upon the earlier of achievement of certain milestones or at maturity in fiscal 2005. The notes were recorded at fair value of $12.0 million, using a discount rate commensurate with the risks involved. As of September 30, 1998, the notes had a balance of $12.0 million, of which $9.3 million is included in long-term debt.

The fair value of the Company's long-term debt approximates the carrying amount.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases its domestic and international facilities under cancelable, non-cancelable and month-to-month operating leases and certain office equipment under operating leases. Rent expense was $25.5 million, $25.2 million and $21.4 million in 1998, 1997 and 1996, respectively.

Future minimum lease payments as of September 30, 1998, of which $2.2 million has been accrued as merger-related expenses, are as follows:

           (in thousands)
           Fiscal Years Ending
           -------------------
           1999                                               $18,383
           2000                                                17,510
           2001                                                16,046
           2002                                                14,688
           2003                                                 8,521
           Thereafter                                          15,401
                                                              -------
               Total minimum payments required                $90,549
                                                              =======

NOTE 5. STOCKHOLDERS' EQUITY

Net Income Per Share. The following is a reconciliation of the weighted-average common shares used to calculate basic net income per share to the weighted-average common shares used to calculate diluted net income per share for fiscal 1998, 1997 and 1996:

                                                           YEARS ENDED SEPTEMBER 30,
(in thousands)                                          1998           1997           1996
--------------                                         ------         ------         ------

Weighted-average common shares used to
        calculate basic net income per share           65,501         62,413         60,162
             Stock options outstanding                  2,926          3,073          2,829
                                                       ------         ------         ------
Weighted-average common shares used to
        calculate diluted net income per share         68,427         65,486         62,991
                                                       ======         ======         ======

Stock Repurchase Program. In July 1998, the Board of Directors authorized the repurchase of up to 3,250,000 shares of the Company's outstanding common stock in the open market over the following 24 months. The repurchased shares were to be used for issuance under the Company's employee stock plans and for other corporate purposes. During fiscal 1998, the Company purchased approximately 353,000 shares at an average price of $35. In October 1998, the Company announced that it had rescinded its stock repurchase program to comply with pooling-of-interests accounting guidance provided in the Securities and Exchange Commission Staff Accounting Bulletin No. 96 (See Note 9).

In May 1996, the Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's outstanding common stock in the open market over the following 24 months. During fiscal 1996, the Company purchased approximately 361,000 shares at an average price of $41 per share. During fiscal 1997, the Company purchased approximately 205,000 shares at an average price of $46 per share. All shares repurchased during fiscal 1996 and 1997 were reissued prior to the merger with EPIC in February 1997, at which time the Company announced that it had rescinded this stock repurchase program in order to comply with pooling-of-interests accounting guidance provided in the Securities and Exchange Commission Staff Accounting Bulletin No. 96.

Preferred Shares Rights Plan. The Company has adopted a number of provisions that could have anti-takeover effects. In September 1997, the Board of Directors adopted a Preferred Shares Rights Plan. In addition, the Board of Directors has the authority, without further action by its stockholders, to fix the rights and preferences and issue shares of, authorized but undesignated shares of Preferred Stock. This provision and other provisions of the Company's Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the stockholders of the Company might otherwise receive a premium for their shares over then current market prices. The rights expire on October 24, 2007.

Employee Stock Purchase Plan. Under the Company's 1992 Employee Stock Purchase Plan (ESPP), 3,150,000 shares have been authorized for issuance as of September 30, 1998. Under the ESPP, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lesser of: the fair market value of the shares at (i) the beginning of a rolling two-year offering period, or (ii) the end of each semi-annual purchase period. During fiscal 1998, 1997 and 1996, shares totaling 433,036, 457,877 and 486,887, respectively, were issued under the plan at average prices of $27.61, $26.96 and $16.95 per share, respectively. As of September 30, 1998, 1,379,421 shares of common stock are reserved for the ESPP.

Stock Option Plans. Under the Company's 1992 Stock Option Plan (the 1992 Plan), the Board of Directors may grant either incentive or non-qualified stock options to purchase shares of the Company's stock to eligible individuals at not less than 100% of the fair market value of those shares on the grant date. The shares and stock options issued to new employees typically vest 25% after one year with the remaining shares and options vesting on a pro rata basis over the following 36 months, and shares and stock options issued to existing employees typically vest on a pro rata basis over 48 months or 16 quarters. Options expire ten years from the date of grant. As of September 30, 1998, 823,537 shares of common stock are reserved for future grants.

In fiscal 1998, Synopsys established a Non-Statutory Stock Option Plan (the 1998
Plan) under which it authorized 566,736 shares of common stock for granting of non-qualified stock options to employees excluding officers and directors. Exercisibility, option price and other terms are determined by the Board of Directors, but the option price shall not be less than the fair value of the stock at the date of grant. Options currently expire no later than ten years and generally vest at the rate of 25% after one year from the date of grant, and then ratably over the following 36 months. At September 30, 1998, 2,149 shares of common stock are reserved for future grants.

Under the Company's 1994 Non-Employee Directors Stock Option Plan (the Directors
Plan), a total of 275,000 shares have been reserved for issuance. Pursuant to the Directors Plan, each non-employee member of the Board of Directors (the Board) is automatically granted an option to purchase 20,000 shares of the Company's stock upon initial appointment or election to the Board, 10,000 shares of the Company's stock upon reelection to the Board, and 5,000 shares of the Company's stock annually for service on Board committees, subject to a limit of two committee-service grants per year. Stock options are granted at not less than 100% of the fair market value of those shares on the grant date. Stock options granted upon appointment or election to the Board vest 25% annually. Stock options granted upon reelection to the Board and committee-service grants vest 100% after the first year of continuous service. As of September 30, 1998, 116,000 shares of common stock are reserved for future grants.

The Company has assumed certain option plans in connection with business combinations (See Note 2). Generally, these options were granted under terms similar to the terms of the Company's stock option plans at prices adjusted to reflect the relative exchange ratios. All assumed plans were terminated as to future grants upon completion of each of the business combinations.

Additional information concerning stock option activity under the various plans is as follows:

                                                                           OPTIONS OUTSTANDING
                                                                                         WEIGHTED-AVERAGE
                                                                     SHARES               EXERCISE PRICE
                                                                  -----------             --------------
          Outstanding at October 1, 1995                           10,634,285                 $17.63
            Granted                                                 4,406,013                 $30.52
            Exercised                                              (2,173,998)                $11.60
            Canceled                                               (1,549,325)                $27.37
                                                                  -----------
          Outstanding at September 30, 1996                        11,316,975                 $22.38
            Granted and assumed                                     7,563,443                 $31.03
            Exercised                                              (2,255,850)                $15.86
            Canceled                                               (4,302,151)                $34.34
                                                                  -----------
          Outstanding at September 30, 1997                        12,322,417                 $24.72
            Granted and assumed                                     4,455,781                 $33.80
            Exercised                                              (2,641,655)                $19.16
            Canceled                                               (2,003,247)                $26.48
                                                                  -----------
          Outstanding at September 30, 1998                        12,133,296                 $29.05
                                                                  ===========

          Options Exercisable at:
            September 30, 1996                                      3,849,289                 $16.93
            September 30, 1997                                      4,017,263                 $20.53
            September 30, 1998                                      5,144,762                 $24.50

The following table summarizes information about stock options outstanding at September 30, 1998:

                                                          OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                                             ------------------------------------------------        ---------------------------
                                                                   WEIGHTED-
                                                                     AVERAGE       WEIGHTED-                           WEIGHTED-
                                                                   REMAINING         AVERAGE                             AVERAGE
                                                  NUMBER         CONTRACTUAL        EXERCISE              NUMBER        EXERCISE
RANGE OF EXERCISE PRICES                     OUTSTANDING     LIFE (IN YEARS)           PRICE         EXERCISABLE           PRICE
------------------------                     -----------     ---------------      ----------         -----------       ---------
$ 0.11 - $23.19                                2,627,020                5.85          $15.93           2,121,829          $15.52
$23.22 - $28.19                                2,887,130                7.74          $27.15           1,316,841          $26.65
$28.25 - $33.69                                2,617,690                8.64          $32.22             773,873          $31.20
$33.74 - $37.38                                2,589,573                8.78          $35.35             785,248          $35.23
$37.44 - $45.75                                1,411,883                9.37          $39.90             146,971          $42.43
                                              ----------                ----          ------           ---------          ------
$ 0.11 - $45.75                               12,133,296                7.94          $29.05           5,144,762          $24.50
                                              ==========                ====          ======           =========          ======

Stock-Based Compensation. Under APB 25, the Company generally recognizes no compensation expense with respect to stock-based awards to employees. Pro forma information regarding net income and net income per share is required by SFAS 123 for awards granted after September 30, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value method of the Company's stock-based awards to employees was estimated using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                              STOCK OPTION PLANS                             ESPP
                                      1998          1997         1996            1998         1997         1996
                                      ----          ----         ----            ----         ----         ----
Expected life (in years)              5.3           5.4           5.4           1.25           0.9          0.9
Risk-free interest rate               5.3%          6.3%          6.0%          5.5%           5.8%         5.6%
Volatility                           55.0%         55.1%         53.6%         55.0%          55.1%        53.6%


The weighted-average estimated fair value of stock options granted during fiscal 1998, 1997 and 1996 was $20.32, $12.87 and $17.49 per share, respectively. The weighted-average estimated fair value of shares granted under the ESPP during fiscal 1998, 1997 and 1996 was $11.70, $10.74 and $9.64 per share, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is generally amortized over the options' vesting period of four years (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma information is as follows:


                                                               YEARS ENDED SEPTEMBER 30,
(in thousands, except per share amounts)            1998               1997               1996
----------------------------------------         ----------         ----------         ----------

Net income
       As reported                               $   91,702         $   81,986         $   16,802
       Pro forma                                 $   46,936         $   54,114         $    5,239

Earnings per share - basic
       As reported                               $     1.40         $     1.31         $     0.28
       Pro forma                                 $     0.72         $     0.87         $     0.09

Earnings per share - diluted
       As reported                               $     1.34         $     1.25         $     0.27
       Pro forma                                 $     0.71         $     0.83         $     0.08

Because SFAS 123 is applicable only to awards granted subsequent to September 30, 1995, its pro forma effect will not be fully reflected until fiscal 1999.

NOTE 6. INCOME TAXES

The Company is entitled to a deduction for federal and state tax purposes with respect to employees' stock option activity. The net reduction in taxes otherwise payable arising from that deduction has been credited to additional paid-in capital.

The components of the provision for income taxes are as follows:

                                                                          YEARS ENDED SEPTEMBER 30,
(in thousands)                                                   1998              1997              1996
--------------                                                 --------          --------          --------

 Current:
   Federal                                                     $ 40,452          $ 26,998          $ 14,154
   State                                                          5,555             4,562             2,525
   Foreign                                                        2,662             5,875             5,083
                                                               --------          --------          --------
                                                                 48,669            37,435            21,762
                                                               --------          --------          --------
Deferred:
   Federal                                                       (6,003)          (14,325)           (6,636)
   State                                                           (858)           (2,062)             (992)
   Foreign                                                          244               (29)              325
                                                               --------          --------          --------
                                                                 (6,617)          (16,416)           (7,303)
                                                               --------          --------          --------
Charge equivalent to the federal and state tax benefit
  related to employee stock options                              13,767            30,024             8,967
                                                               --------          --------          --------

Provision for income taxes                                     $ 55,819          $ 51,043          $ 23,426
                                                               ========          ========          ========


The components of the Company's total income before provision for income taxes are as follows:

                                 YEARS ENDED SEPTEMBER 30,
(in thousands)           1998             1997             1996
--------------         --------         --------         --------
United States          $113,254         $122,520         $ 35,274
Foreign                   5,863           10,509            4,954
                       --------         --------         --------
                       $119,117         $133,029         $ 40,228
                       ========         ========         ========

The provision for income taxes differs from the amount obtained by applying the statutory federal income tax rate to income before income taxes as follows:

                                                                YEARS ENDED SEPTEMBER 30,
(in thousands)                                           1998              1997              1996
--------------                                         --------          --------          --------
Statutory federal tax                                  $ 41,691          $ 46,560          $ 14,080
State tax, net of federal benefit                         6,121             6,712             2,231
Tax credits                                              (1,665)           (3,717)             (993)
Tax benefit from foreign sales corporation               (3,826)           (2,920)           (2,013)
Tax exempt income                                        (5,911)           (3,797)           (3,239)
Equity method for investments                                --               744                --
Foreign tax in excess of U.S. statutory tax                 872             1,501               575
Non-deductible merger and acquisition expenses            7,379             6,884             1,500
In-process research and development expenses              9,888             1,921             8,694
Other                                                     1,270             2,590             2,591
Valuation Allowance                                          --            (5,435)               --
                                                       --------          --------          --------
                                                       $ 55,819          $ 51,043          $ 23,426
                                                       ========          ========          ========

A net deferred tax asset of $30.5 million and $23.8 million is included in prepaid expenses, deferred taxes, and other at September 30, 1998 and 1997, respectively. The tax effects of temporary differences and carryforwards which give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                     SEPTEMBER 30,
(in thousands)                                                   1998              1997
--------------                                                 --------          --------

Deferred tax assets:
  Tax credit carryovers                                        $    220          $    672
  Prepaid commissions                                                --               951
  Accounts receivable                                                --               618
  Deferred revenue                                                4,346             9,645
  Joint venture and acquisition costs                             4,882             7,912
  Reserves and other expenses not currently deductible           23,333            18,601
  Depreciation and amortization                                   4,187               599
  Unrealized foreign exchange losses                                269                --
  Other                                                           1,187               670
                                                               --------          --------
     Deferred tax assets                                         38,424            39,668

Deferred tax liabilities:
  Depreciation and amortization                                      --              (932)
  Unrealized gain on investments                                 (7,287)           (9,382)
  Unrealized foreign exchange gains                                  --              (212)
  Net capitalized software development costs                       (674)           (2,994)
  Other                                                              --            (2,302)
                                                               --------          --------
     Deferred tax liabilities                                    (7,961)          (15,822)
                                                               --------          --------
Net deferred tax asset                                         $ 30,463          $ 23,846
                                                               ========          ========

At September 30, 1998, the Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

At September 30, 1998, the Company had alternative minimum tax credit carryovers of $0.2 million, which do not expire.

NOTE 7. GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMER INFORMATION

The Company operates in a single industry segment, the development, marketing, and support of electronic design automation software and systems products. The Company's foreign operations consist primarily of sales, marketing and service activities in subsidiaries throughout the world. No one customer accounted for more than ten percent of the Company's revenue in fiscal 1998, 1997 and 1996, respectively.

Summarized financial information by major geographic area is as follows:

                                                         YEARS ENDED SEPTEMBER 30,
(in thousands)                                 1998               1997               1996
--------------                               ---------          ---------          ---------

Revenue:
  North America                              $ 506,566          $ 456,669          $ 358,959
  Europe                                       128,347            109,760             88,856
  Pacific Rim                                  151,409            152,413            132,619
  Transfers between geographic areas           (68,382)           (71,886)           (54,835)
                                             ---------          ---------          ---------
     Consolidated                            $ 717,940          $ 646,956          $ 525,599
                                             =========          =========          =========
Operating income:
  North America                              $  95,040          $  61,408          $  50,567
  Europe                                        30,995             17,110              8,483
  Pacific Rim                                   51,176             42,545             28,790
  Corporate and eliminations                   (84,078)           (12,395)           (59,240)
                                             ---------          ---------          ---------
     Consolidated                            $  93,133          $ 108,668          $  28,600
                                             =========          =========          =========
Identifiable assets:
  North America                              $ 411,150          $ 351,398          $ 312,983
  Europe                                        38,949             25,410             39,139
  Pacific Rim                                   53,376             57,739             41,330
  Corporate assets and eliminations            443,152            334,042            191,401
                                             ---------          ---------          ---------
     Consolidated                            $ 946,627          $ 768,589          $ 584,853
                                             =========          =========          =========

Transfers between geographic areas represent both intercompany product and service revenue accounted for at prices representative of unaffiliated party transactions, and export shipments directly to customers. In fiscal 1998, identifiable assets in the Pacific Rim include $22.5 million of accounts receivable from customers located in Japan. Management believes allowances are adequate to cover any uncollectible amounts. Corporate assets consist primarily of cash and investments.


NOTE 8. SELECTED QUARTERLY DATA (UNAUDITED)

                                                                                THREE MONTHS ENDED
(in thousands, except per share data)                  DEC. 31              MAR. 31             JUN. 30             SEP. 30
-------------------------------------                -----------          -----------         -----------         -----------

1998:
Revenue                                              $   174,212          $   170,105         $   179,606         $   194,017
Gross margin                                             150,720              148,815             156,280             168,358
Income (loss) before provision for
  income taxes and extraordinary items (1)                (4,195)              38,678              52,532              32,102
Net income (loss)                                         (6,400)              25,527              34,671              37,904
Earnings (loss) per share
     Basic                                                 (0.10)                0.39                0.52                0.57
     Diluted                                               (0.10)                0.38                0.50                0.55

Market stock price range: (2)
     High                                            $     46.06          $     36.00         $     45.81         $     42.44
     Low                                             $     35.06          $     29.50         $     30.97         $     26.13

1997:
Revenue                                              $   153,903          $   156,771         $   162,610         $   173,672
Gross margin                                             134,339              135,834             139,567             150,331
Income before provision for income taxes (3)              37,444               17,516              37,132              40,937
Net income                                                24,332                6,905              24,120              26,629
Earnings per share
     Basic                                                  0.39                 0.11                0.39                0.42
     Diluted                                                0.37                 0.11                0.37                0.40

Market stock price range: (2)
     High                                            $     50.00          $     46.25         $     38.00         $     45.19
     Low                                             $     39.75          $     24.25         $     21.75         $     29.50

(1) Includes merger-related and other costs of $36.0 million, $11.9 million and $3.1 million, for the first, second and third quarters of fiscal 1998, respectively. Includes in-process research and development and other costs of $4.2 million and $28.9 million in the first and fourth quarters of fiscal 1998, respectively.

(2) The Company's common stock is traded on The Nasdaq Stock Market under the symbol "SNPS." The stock prices shown represent quotations among dealers without adjustments for retail markups, markdowns or commissions and may not represent actual transactions. As of October 3, 1998, there were approximately 734 stockholders of record. To date, the Company has paid no cash dividends on its capital stock, and has no current intention to do so.

(3) Includes merger-related and other costs of $11.4 million and in-process research and development and other costs of $5.5 million for the second quarter of fiscal 1997.


NOTE 9. SUBSEQUENT EVENT

On October 26, 1998, the Company signed a definitive agreement to merge with Everest Design Automation, Inc. (Everest). The Company will exchange approximately 1.4 million shares of its common stock for all the outstanding stock of Everest and will reserve approximately 100,000 shares of its common stock for issuance under Everest's stock option plan, which the Company will assume in the transaction. The business combination will be accounted for as a pooling-of-interests. The Board of Directors approved the rescission of the Company's stock repurchase program in order to comply with pooling-of-interests accounting guidance provided in the Securities and Exchange Commission Staff Accounting Bulletin No. 96. Retained earnings will be restated as of October 1, 1998 to reflect the pooling-of-interests combination.